As Filed with the Securities and Exchange Commission on February 21, 2008

Registration No. 333-149009

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

S&T BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Pennsylvania	6022	25-1434426
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

800 Philadelphia Street

Indiana, PA 15701

(800) 325-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert E. Rout

Senior Executive Vice President,

Chief Financial Officer & Secretary

S&T Bancorp, Inc.

800 Philadelphia Street

Indiana, PA 15701

(724) 465-1487

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert Ott, Esq. ARNOLD & PORTER LLP 1600 Tysons Boulevard, Suite 900 McLean, VA 22102 (703) 720-7000	Charles G. Urtin President & Chief Executive Officer IBT BANCORP, INC. 309 Main Street Irwin, PA 15642 (724) 863-3100	James C. Stewart, Esq. MALIZIA SPIDI & FISCH, PC 901 New York Avenue, N.W. Suite 210 East Washington, D.C. 20001 (202) 434-4660

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box  ☐.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED FEBRUARY 21, 2008

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On December 16, 2007, IBT Bancorp, Inc. agreed to merge with S&T Bancorp, Inc. We are sending you this proxy statement/prospectus to invite you to attend a special meeting of IBT shareholders being held to vote on the merger and to ask you to vote at the special meeting in favor of the agreement and plan of merger.

If the merger is completed, IBT will merge with and into S&T, and you will be entitled to elect to receive your merger consideration in the form of S&T common stock, cash or a combination of both. Subject to the election and adjustment procedures described in this document, you will be entitled to receive, in exchange for each share of IBT common stock you hold at the time of the merger, consideration, without interest, with a value equal to either (i) a cash payment of $31.00, or (ii) between 0.93 and 0.97 of a share of S&T common stock. The precise number of shares will be based upon the average of the high and low sale prices for S&T common stock for the twenty trading day period preceding the date of the special meeting. The federal income tax consequences of the merger to you will depend on whether you receive cash, S&T common stock, or a combination of cash and S&T common stock in exchange for your shares of IBT common stock.

Pursuant to the terms of the merger agreement, 55% of the total number of shares of IBT common stock to be converted in the merger will be converted into stock consideration, and the remaining outstanding shares of IBT common stock (excluding the shares of IBT common stock to be cancelled) will be converted into cash consideration. As a result, if more IBT shareholders make valid elections to receive either S&T common stock or cash than is available as merger consideration under the merger agreement, those IBT shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

As an example, if the average of the high and low sale prices of S&T common stock on The Nasdaq Global Select Market for the twenty trading days ending the day before the meeting of IBT shareholders at which the merger will be considered is $        , which was the average of the high and low sale prices of S&T common stock on The Nasdaq Global Select Market on February 25, 2008 (the most recent practicable date prior to the mailing of this proxy statement/prospectus), each share of IBT common stock would be converted into the right to receive either $31.00 in cash or 0.97 of a share of S&T common stock. Based on that price, the 0.97 of a share of S&T common stock would have a market value of approximately $        . A chart showing the cash and stock merger consideration at various hypothetical averages of the high and low sale prices of S&T common stock is provided on page 5 of this document.

The market prices of both S&T common stock and IBT common stock will fluctuate before the merger. You should obtain current stock price quotations for S&T common stock and IBT common stock. S&T common stock trades on The Nasdaq Global Select Market under the symbol “STBA” and IBT common stock is quoted on The American Stock Exchange under the symbol “IRW.”

The special meeting of the shareholders of IBT will be held on May 13, 2008 at 2:00 p.m., local time, at the Irwin Masonic Hall located at 417 Main Street, Irwin, Pennsylvania. Your vote is important. 66 2/3% of the outstanding shares of IBT common stock (excluding shares held by S&T) are required to adopt the agreement and plan of merger. A majority of the outstanding IBT common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting. Because shares held by S&T are excluded from voting to adopt the agreement and plan of merger, a vote of approximately 73% of the remaining shares is required for approval. The members of the board of directors of IBT, who in the aggregate have the power to vote approximately 7.83% of the outstanding shares of IBT common stock, have each executed a voting agreement with S&T pursuant to which they have agreed to vote their shares of IBT common stock in favor of the agreement and plan of merger and against any competing business combination transaction. Regardless of whether you plan to attend the special shareholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document. The IBT board of directors recommends that IBT shareholders vote “FOR” adoption of the agreement and plan of merger, “FOR” approval of an amendment to IBT’s restated articles of incorporation, and “FOR” approval to adjourn the special meeting, if necessary, to solicit additional proxies.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 16, for a discussion of the risks relating to the proposed merger. You also can obtain information about IBT and S&T from documents that each company has filed with the Securities and Exchange Commission.

Sincerely,

Charles G. Urtin
President and Chief Executive Officer
IBT Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the S&T common stock to be issued under this document or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this document is February 26, 2008, and it is first being mailed or otherwise delivered to IBT shareholders on or about February 28, 2008.

IBT BANCORP, INC.

309 Main Street

Irwin, PA 15642

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

IBT Bancorp, Inc. will hold a special meeting of shareholders at the Irwin Masonic Hall located at 417 Main Street, Irwin, Pennsylvania, at 2:00 p.m. local time, on May 13, 2008 to consider and vote upon the following proposals:

•

to adopt the Agreement and Plan of Merger, dated December 16, 2007, by and between IBT Bancorp, Inc. and S&T Bancorp, Inc., which provides for, among other things, the merger of IBT Bancorp, Inc. with and into S&T Bancorp, Inc.;

•	to approve an amendment to Section 12 of IBT’s restated articles of incorporation to delete the pricing provision therefrom;

•

to approve a proposal to authorize the board of directors to adjourn the special meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the special meeting to approve the proposals to adopt the agreement and plan of merger or the amendment to the restated articles of incorporation; and

•	to transact any other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting.

The IBT board of directors has fixed the close of business on February 21, 2008 as the record date for the special meeting. Only IBT shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting.

The affirmative vote of 66 2/3% of the outstanding shares of IBT stock entitled to vote at the IBT special meeting (which excludes shares held by S&T as it holds 5% or more of the outstanding shares of IBT common stock as of the record date) is required to adopt the agreement and plan of merger. Because shares held by S&T are excluded from voting to adopt the agreement and plan of merger, a vote of approximately 73% percent of the remaining shares is required for approval.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible as failure to vote has the same effect as a vote AGAINST the merger. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of IBT common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before its exercise at the special meeting in the manner described in the accompanying document.

The IBT board of directors has unanimously adopted the agreement and plan of merger and recommends that IBT shareholders vote “FOR” adoption of the agreement and plan of merger, “FOR” approval of an amendment to IBT’s restated articles of incorporation, and “FOR” approval to adjourn the special meeting, if necessary, to solicit additional proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Robert A. Bowell
Secretary

February 28, 2008

Irwin, Pennsylvania

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about S&T and IBT from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

S&T Bancorp, Inc. 800 Philadelphia Street Indiana, PA 15701 Attention: Shareholder Services (800) 325-2265	IBT Bancorp, Inc. 309 Main Street Irwin, PA 15642 Attention: Kristin S. Robertucci (724) 863-3100

You will not be charged for any of these documents that you request. IBT shareholders requesting documents should do so by May 6, 2008 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 81.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this document to fully understand the voting procedures for the special meeting.

Q:	Why am I receiving these materials?

A:	We are sending you these materials to solicit your proxy and help you decide how to vote your shares of IBT common stock with respect to the proposed transaction.

Q:	What is the proposed transaction for which I am being asked to vote?

A:	You are being asked to vote upon proposals to (i) adopt the Agreement and Plan of Merger, dated December 16, 2007, by and between IBT Bancorp, Inc. and S&T Bancorp, Inc., which provides for, among other things, the merger of IBT Bancorp, Inc. with and into S&T Bancorp, Inc., (ii) amend IBT’s restated articles of incorporation and (iii) adjourn the special meeting, if necessary, to solicit additional proxies.

Q.	Why are you asking me to vote to amend IBT’s restated articles of incorporation?

A.	Under the IBT restated articles of incorporation, if the value of stock consideration were less than the higher of the highest closing price of the IBT common stock during the 30 day period ending the day before the date the merger was announced or the highest price per share that S&T has paid for IBT then there might be some question as to the validity of the merger. For this to happen, the S&T stock price would have to drop below $25.74 per share, then the value of the stock consideration would be less than $24.97, which is the highest price paid by S&T for the shares of IBT common stock it owns. Although we have no reason to think that this would happen, given current conditions in the stock market generally we believe that amending the restated articles of incorporation to remove this pricing provision may reduce some uncertainty about completing the merger due to circumstances beyond our control.

Q:	What do I need to do now?

A:	With respect to the special meeting—after you have carefully read this document and decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

With	respect to the merger—you should complete and return the election form, together with your common stock certificates, to the American Stock Transfer and Trust Company, the exchange agent for the merger, according to the instructions printed on the form or, if your shares are held in “street name,” according to your broker’s instructions.

Q:	When must I elect the type of merger consideration that I prefer to receive?

A:

If you wish to elect the type of merger consideration you receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being separately mailed to IBT shareholders following the mailing of this document. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent, American Stock Transfer and Trust Company, at the address given in the materials, together with the certificates representing shares of IBT common stock, prior to the election deadline. The election deadline will be May 12, 2008 or such other date as the parties agree. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive, and consequently, may receive only cash, only S&T common stock or a combination of cash and S&T common stock in the merger. Because of the way the election and proration procedures work, even if you submit a properly completed and signed form of election, it is still possible that you may not receive exactly the type of consideration you have elected. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Q:	If I am an IBT shareholder, should I send in my IBT stock certificates with my proxy card?

A:	No. PLEASE DO NOT SEND YOUR IBT STOCK CERTIFICATES WITH YOUR PROXY CARD. You should carefully review and follow the instructions set forth in the form of election, which is being mailed to IBT shareholders separately following the mailing of this document, regarding the surrender of your share certificates. You should then, prior to the election deadline, send your IBT common stock certificates to the exchange agent, together with your completed, signed form of election.

Q:	Why is my vote important?

A:

Because the merger cannot be completed without the affirmative vote of 66 2/3% of the outstanding shares of IBT common stock entitled to vote (which excludes the shares held by S&T), and because a majority of the outstanding IBT common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting, every shareholder’s vote is important. Because the shares held by S&T are excluded from voting on the merger, a vote of approximately 73% of the remaining shares is necessary. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. The IBT board of directors recommends that you vote “FOR” adoption of the agreement and plan of merger. The members of the board of directors of IBT, who in the aggregate have the power to vote approximately 7.83% of the outstanding shares of IBT common stock, have each executed a voting agreement with S&T pursuant to which they have agreed to vote their shares of IBT common stock in favor of the agreement and plan of merger and against any competing business combination transaction.

Q.	What vote is required to amend IBT’s restated articles of incorporation?

A.	Amending the restated articles of incorporation requires a vote of at least 50% of the outstanding IBT shares.

Q:	If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker CANNOT vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:	What if I fail to instruct my broker?

A:

If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal (a so-called “broker non-vote”). Because adoption of the agreement and plan of merger requires the approval of 66 2/3% of all of the outstanding IBT shares eligible to vote, if your broker cannot vote your shares in favor of the agreement and plan of merger it will have the effect of voting your shares against the agreement and plan of merger. In fact, because the shares held by S&T are excluded from voting on the merger, a vote of approximately 73% of the remaining shares is necessary to adopt the agreement and plan of merger. For purposes of determining the number of votes cast with respect to the merger proposal, only those votes cast “for” or “against” the proposal are counted. “Broker non-votes,” if any are submitted by brokers or nominees in connection with the special meeting, will not be counted as votes “for” or “against” for purposes of determining the number of votes cast (thus having the effect of a vote against the proposal to adopt the agreement and plan of merger), but will be treated as present for quorum purposes.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of IBT common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to the Secretary of IBT, or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The IBT Secretary’s mailing address is IBT Bancorp, Inc., 309 Main Street, Irwin, PA 15642.

Any	shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy, but the mere presence (without notifying the Secretary of IBT) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:	When do you expect to complete the merger?

A:	We expect to complete the merger in the second quarter of 2008. However, we cannot assure you when or if the merger will occur. Among other things, we cannot complete the merger until we obtain the approval of IBT shareholders at the special meeting.

Q:	Whom should I call with questions about the shareholders meeting or the merger?

A:	IBT shareholders should call Georgeson Shareholder Communications, Inc., IBT’s proxy solicitor, at 1-800-368-5948 with any questions about the merger and related transactions.

SUMMARY

This summary highlights information contained elsewhere in this document and may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 81. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Merger (page 24)

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. Please carefully read the merger agreement as it is the legal document that governs the merger.

IBT Will Merge into S&T

We are proposing the merger of IBT with and into S&T. As a result, S&T will continue as the surviving company.

IBT Shareholders Will Receive Cash and/or Shares of S&T Common Stock in the Merger Depending on Their Election and Any Proration (page 43)

You will have the right to elect to receive merger consideration, without interest, for each of your shares of IBT common stock in the form of cash or between 0.93 and 0.97 of a share of S&T common stock with the precise number to be determined based upon the average of the high and low sales prices for the twenty trading day period ending the day before the special meeting, subject to proration in the circumstances described below. In the event of proration, you may receive a portion of the merger consideration in a form other than that which you elected.

Record holders may specify different elections with respect to different shares that you hold (if, for example, you own 100 shares of IBT common stock, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

As an example, based on the average of the high and low sale prices of S&T common stock on The Nasdaq Global Select Market for the twenty trading days ending on February 25, 2008, for each share of IBT common stock held, you would receive either $31.00 in cash or 0.97 of a share of S&T common stock, subject to possible proration. Based on that price, the 0.97 of a share of S&T common stock would have a market value of approximately $        . We will compute the actual amount of cash and number of shares of S&T common stock that each IBT shareholder will receive in the merger using the formula contained in the merger agreement. For a summary of the formula contained in the merger agreement, see “The Merger Agreement—Consideration To Be Received in the Merger” beginning on page 43 .

As discussed above, in the merger, you may receive cash or shares of S&T common stock or a combination of cash and stock for your IBT shares. On an aggregate basis, 55% of the outstanding shares of IBT common stock will be converted into the right to receive shares of S&T common stock and 45% of the outstanding shares of IBT common stock will be converted into the right to receive cash. Subject to that requirement, you may elect to receive all cash, all S&T common stock or a combination of both for your shares of IBT common stock.

The following table provides examples of how the value of the merger consideration may change depending on the average high and low share price of S&T common stock. The range of prices set forth in the table has been included for representative purposes only. The market price at the time of the exchange of your IBT shares for the per share stock consideration may be less than $25.00 or more than $40.00. We cannot assure you as to what the market price of the S&T common stock to be issued in the merger will be at or following the time of the exchange. The table assumes that IBT will not have a right to terminate the merger agreement under the circumstances described under the heading entitled “The Merger Agreement—Termination of the Merger Agreement” on page 54.

Hypothetical 20-Day Average Price of S&T Common Stock	Exchange ratio	Implied Value of S&T Stock Received in Exchange Per Share of IBT Stock
$40.00	0.9300	$37.20
39.00	0.9300	36.27
38.00	0.9300	35.34
37.00	0.9300	34.41
36.00	0.9300	33.48
35.00	0.9300	32.55
34.00	0.9300	31.62
33.33	0.9300	31.00
33.00	0.9393	31.00
32.98	0.9400	31.00
32.75	0.9465	31.00
32.63	0.9500	31.00
32.50	0.9537	31.00
32.29	0.9600	31.00
32.25	0.9613	31.00
32.00	0.9686	31.00
31.96	0.9700	31.00
31.00	0.9700	30.07
30.00	0.9700	29.10
29.00	0.9700	28.13
28.00	0.9700	27.16
27.00	0.9700	26.19
26.00	0.9700	25.22
25.00	0.9700	24.25

The examples above are illustrative only. The value of the merger consideration that you actually receive will be based on the actual average of the high and low sale prices of S&T common stock on The Nasdaq Global Select Market for the twenty trading days ending the day before the special meeting of IBT shareholders, as described below. The actual average of the high and low sale prices may be outside the range of the amounts set forth above, and as a result, the actual value of the merger consideration per share of S&T common stock may not be shown in the above table.

Because the tax consequences of receiving cash in the merger will differ from the tax consequences of receiving S&T common stock, you should carefully read the tax information beginning on page 64.

Regardless of Whether You Make an Election, You May Not Receive the Consideration You Elected (page 44)

Pursuant to the terms of the merger agreement, 55% of the total number of shares of IBT common stock outstanding at the effective time of the merger (which excludes the shares of IBT common stock to be cancelled) will be converted into stock consideration, and the remaining outstanding shares of IBT common stock (excluding the shares of IBT common stock to be cancelled) will be converted into cash consideration. As a result, if more IBT shareholders make valid elections to receive either S&T common stock or cash than is available as merger consideration under the merger agreement, those IBT shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and substituted with consideration in the other form, despite their election.

The IBT Stock Options Will Be Cancelled in Exchange for a Cash Payment (page 45)

When we complete the merger, each outstanding option to purchase shares of IBT common stock, whether or not then exercisable, will be cancelled in exchange for the right to receive a lump sum cash payment equal to the difference between $31.00 and the exercise price of such IBT stock option. The lump sum cash payment will be subject to applicable tax withholding.

In Order To Make a Valid Election, You Must Properly Complete and Deliver the Form of Election (page 45)

If you wish to elect the type of merger consideration you prefer to receive in the merger, you should carefully review and follow the instructions set forth in the form of election, which is being mailed to IBT shareholders separately following the mailing of this document. You will need to sign, date and complete the election form and transmittal materials and return them to the exchange agent at the address given in the materials, together with the certificates representing shares of IBT common stock prior to the election deadline. You should NOT send your stock certificates with your proxy card.

The election deadline will be May 12, 2008 or such later date as the parties agree. If you do not submit a properly completed and signed form of election to the exchange agent by the election deadline, you will have no control over the type of merger consideration you may receive, and, consequently, may receive only cash, only S&T common stock or a combination of cash and S&T common stock in the merger. If you hold shares in “street name,” you will have to follow your broker’s instructions to make an election.

Once you have tendered your IBT stock certificates to the exchange agent, you may not transfer your shares of IBT common stock represented by those stock certificates until the merger is completed, unless you revoke your election by written notice to the exchange agent that is received prior to the election deadline. If the merger is not completed and the merger agreement is terminated, your stock certificates will be returned by the exchange agent.

If you are a registered IBT shareholder and fail to submit a properly completed form of election, together with your IBT stock certificates, prior to the election deadline, you will be deemed to not have made an election. As a non-electing holder, you will be paid merger consideration with a per share value that is equivalent in value to that paid per share to holders making elections, but you may be paid all in cash, all in S&T common stock, or in part cash and in part S&T common stock, depending on the remaining pool of cash and S&T common stock available for paying merger consideration after honoring the cash elections and stock elections that other shareholders have made, and without regard to your preference.

Your Expected United States Federal Income Tax Treatment as a Result of the Merger (page 64)

S&T and IBT have structured the merger to be treated as a reorganization for United States federal income tax purposes. Each of S&T and IBT has conditioned the consummation of the merger on its receipt of a legal opinion that this will be the case. Your federal income tax treatment will depend primarily on whether you exchange your IBT common stock solely for S&T common stock (with cash received instead of a fractional share of S&T common stock), solely for cash, or for a combination of S&T common stock and cash.

Generally, you will not recognize gain or loss on the exchange of IBT common stock solely for S&T common stock in the merger except with respect to the cash you receive in lieu of a fractional share interest in S&T common stock. If you receive only cash in exchange for your IBT common stock in the merger, then you generally will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the shares of IBT common stock you surrender. If you exchange your IBT common stock for a combination of S&T common stock and cash, then you generally will recognize gain equal to the amount of cash you receive (not counting cash received in lieu of a fractional share interest in S&T common stock) or the amount of gain you realize, whichever is lower, but you will not recognize any loss. If you receive cash instead of a fractional share interest in S&T common stock, you will recognize gain or loss on your receipt of that cash.

Exceptions to these conclusions or other considerations may apply. Some of these are discussed beginning on page 64. Determining the actual tax consequences of the merger to you can be complicated. Those consequences will depend on your specific situation, on whether you elect to receive common stock, cash or a mix of common stock and cash, on whether your election is effective or must be changed under the proration provisions of the merger agreement, and on many variables which are not within our control. For further information, please refer to “Material United States Federal Income Tax Consequences of the Merger” (page 64). You should also consult your own tax advisor for a full understanding of the merger’s federal income tax and other tax consequences as they apply specifically to you.

The United States federal income tax consequences described above may not apply to all holders of IBT common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Comparative Market Prices and Share Information (page 80)

S&T common stock is quoted on The Nasdaq Global Select Market under the symbol “STBA.” IBT common stock is quoted on The American Stock Exchange under the symbol “IRW.” The following table shows the closing sale prices of S&T common stock and IBT common stock as reported on The Nasdaq Global Select Market and The American Stock Exchange on December 14, 2007, the last trading day before we announced the merger, and on February 25, 2008, the last practicable trading day prior to mailing this document. The table also presents the equivalent value of the merger consideration per share of IBT common stock on December 14, 2007, and February 25, 2008, calculated by multiplying the closing sale prices of S&T common stock on those dates by 0.97, representing the fraction of a share of S&T common stock that IBT shareholders electing to receive S&T common stock would receive in the merger for each share of IBT common stock, assuming that the average of the high and low sale prices of S&T common stock on The Nasdaq Global Select Market for the twenty trading days ending the day before the special meeting was the closing sale prices of S&T common stock on December 14, 2007 and February 25, 2008, respectively, and assuming no proration.

	S&T Common Stock		IBT Common Stock		Equivalent per Share Value
At December 14, 2007		$28.85		$19.19		$27.98
At February 25, 2008	$		$		$

The market price of S&T common stock and IBT common stock will fluctuate prior to the merger. You should obtain current stock price quotations for the shares.

Sandler O’Neill & Partners, L.P. Has Provided an Opinion to the IBT Board of Directors Regarding the Fairness of the Merger Consideration (page 28 )

IBT’s financial advisor, Sandler O’Neill & Partners, L.P., which we refer to as Sandler O’Neill in this document, has conducted financial analyses and delivered an opinion to IBT’s board of directors that, as of the date of the merger agreement, the consideration to be received by IBT shareholders was fair from a financial point of view to IBT shareholders.

The IBT Board of Directors Recommends that IBT Shareholders Vote “FOR” Adoption of the Agreement and Plan of Merger and “FOR” the Other Proposals Being Considered at the Special Meeting (page 26)

The IBT board of directors believes that the merger is in the best interests of IBT and its shareholders and has unanimously adopted the merger and the merger agreement. The IBT board of directors recommends that IBT shareholders vote “FOR” adoption of the agreement and plan of merger. The IBT board also recommends that shareholders vote “FOR” the proposal to amend Article 12 of IBT’s restated articles of incorporation and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

IBT’s Directors and Officers Have Financial Interests in the Merger that May Differ from Your Interests (page 38)

In considering the information contained in this document, you should be aware that IBT’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of IBT shareholders. These additional interests of IBT’s executive officers and directors may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder.

IBT’s board of directors was aware of these interests and took them into account in its decision to adopt the agreement and plan of merger. For information concerning these interests, please see the discussion under the caption “IBT’s Directors and Officers Have Financial Interests in the Merger.”

Holders of IBT Common Stock Do Not Have Appraisal Rights (page 37)

IBT is incorporated under Pennsylvania law. Under Pennsylvania law, the shareholders of IBT do not have any statutory right to dissent from the merger or seek an appraisal of the value of their shares in connection with the merger.

Conditions that Must Be Satisfied or Waived for the Merger To Occur (page 53)

Currently, we expect to complete the merger in the second quarter of 2008. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval by the requisite vote of the IBT shareholders, the receipt of all required regulatory approvals from the Federal Deposit Insurance Corporation, which we refer to as the FDIC, and the Pennsylvania Department of Banking, and non-objection to the required notice filed with the Federal Reserve Bank of Cleveland, all without a condition or a restriction that S&T reasonably determines would have a material adverse effect on S&T or would be unduly burdensome, and the receipt of a legal opinion by each company regarding the tax treatment of the merger.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 54)

We may mutually agree to terminate the merger agreement before completing the merger, even after shareholder approval. In addition, either of us may decide to terminate the merger agreement, even after shareholder approval, if a governmental entity issues a final order that is not appealable prohibiting the merger, if a bank regulator which must grant a regulatory approval as a condition to the merger denies such approval of the merger and such denial has become final and is not appealable, or if the other party breaches the merger agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the merger, subject to the right of the breaching party to cure the breach within 30 days following written notice (unless it is not possible due to the nature or timing of the breach for the breaching party to cure the breach).

Either of us may terminate the merger agreement if the merger has not been completed by September 30, 2008, unless the reason the merger has not been completed by that date is a breach of the merger agreement by the company seeking to terminate the merger agreement. Either of us may terminate the merger agreement if the IBT shareholders fail to adopt the agreement and plan of merger at the special meeting by the requisite vote, provided that IBT cannot terminate the merger agreement for this reason if it has failed to comply with its obligation to hold the special meeting.

S&T may terminate the merger agreement if the IBT board of directors (1) fails to recommend that IBT shareholders adopt the agreement and plan of merger, (2) withdraws or modifies its recommendation (or proposes to do so) in a manner adverse to S&T, or (3) recommends a competing merger proposal in a manner adverse to S&T.

In addition, IBT may terminate the merger agreement if the twenty-day average of the high and low sale prices of S&T common stock price for the period preceding receipt of all regulatory approvals (1) declines by more than 15% from $28.85, which was the closing price for S&T common stock on the last trading day prior to execution of the merger agreement and (2) underperforms the Nasdaq Bank Index by more than 15%; unless S&T exercises its option to increase the number of S&T common shares to be received by IBT shareholders such that the implied value of the merger would be equivalent to the minimum implied value that would have had to exist for the above price-based termination right to have not been triggered. These calculations are made as of the date on which the last required regulatory approval is obtained (without regard to any waiting period). IBT may also terminate the merger agreement in order to enter into an agreement with another party if it receives an acquisition proposal that IBT’s board of directors determines, after consultation with its financial advisor, is superior to the merger from a financial point of view to IBT’s shareholders, and if certain additional conditions are satisfied.

Termination Fee (page 55)

In the event that the merger agreement is terminated because:

•

(1) IBT materially breaches any representation, warranty or covenant contained in the merger agreement, (2) the IBT board of directors fails to recommend that IBT shareholders adopt the agreement and plan of merger, withdraws or modifies its recommendation in a manner adverse to S&T, or recommends an alternative business combination proposal, (3) the IBT shareholders fail to approve the merger agreement, or (4) IBT terminates the agreement to accept a superior proposal and in all instances, prior to the termination, an alternative acquisition proposal was commenced or publicly announced and, in all cases, IBT then enters into a definitive agreement relating to a competing takeover proposal before the eighteen month anniversary of the termination; or

•

prior to termination a competing takeover proposal is made to IBT or its shareholders or has been publicly announced, the agreement is then terminated by S&T because IBT does not call a meeting to vote on the merger agreement or fails to recommend adoption of the merger agreement and IBT then enters into a definitive agreement relating to a competing takeover proposal before the eighteen month anniversary of the receipt of the competing proposal,

IBT will pay S&T a $6.5 million termination fee.

Regulatory Approvals Required for the Merger (page 37)

The merger is subject to the prior approval of the FDIC and the Pennsylvania Department of Banking, and prior notice to, and non-objection from, the Federal Reserve Bank of Cleveland. S&T has filed or will file the required applications and notices. The merger will not proceed in the absence of regulatory approvals. Although

S&T does not know of any reason why it would not obtain regulatory approval in a timely manner, S&T cannot be certain when such approvals will be obtained or if they will be obtained.

The Rights of IBT Shareholders Who Receive the Stock Consideration Will Be Governed by Pennsylvania Law and the S&T Articles of Incorporation and By-laws after the Merger (page 72)

The rights of IBT shareholders will change as a result of the merger due to differences in S&T’s and IBT’s governing documents. Page 72 of this document contains a description of shareholder rights under each of the S&T and IBT governing documents, and describes the material differences between them.

Amending IBT’s Restated Articles of Incorporation (page 77)

Under the IBT restated articles of incorporation, if the value of stock consideration were less than the higher of the highest closing price of the IBT common stock during the 30 day period ending the day before the date the merger was announced or the highest price per share that S&T has paid for IBT then there might be some question as to the validity of the merger. For this to happen, the S&T stock price would have to drop below $25.74 per share. Although we have no reason to think that this would happen, given current conditions in the stock market generally we believe that amending the restated articles of incorporation to remove this pricing provision may reduce some uncertainty about completing the merger due to circumstances beyond our control. If the proposal to amend the restated articles of incorporation is not approved and the value of the merger consideration falls below $24.97, the merger may not occur.

IBT will Hold its Special Meeting on Tuesday, May 13, 2008 (page 21)

The special meeting will be held on Tuesday, May 13, 2008, at 2:00 p.m., local time, at the Irwin Masonic Hall located at 417 Main Street, Irwin, Pennsylvania. At the special meeting, IBT shareholders will be asked to:

•	adopt the agreement and plan of merger;

•	amend IBT’s restated articles of incorporation; and

•

approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to adopt the agreement and plan of merger or the proposal to amend the restated articles of incorporation.

Record Date. Only holders of record of IBT common stock at the close of business on February 21, 2008 will be entitled to vote at the special meeting. Each share of IBT common stock is entitled to one vote. As of the record date of February 21, 2008, there were 5,852,924 shares of IBT common stock entitled to vote at the special meeting.

Required Vote. The affirmative vote of 66 2/3% of the outstanding shares of IBT common stock entitled to vote (which excludes the shares held by S&T) at the IBT special meeting is required to adopt the agreement and plan of merger. In fact, because the shares held by S&T are excluded from voting on the merger, a vote of approximately 73% of the remaining shares is necessary. The affirmative vote of at least 50% of the outstanding shares of IBT common stock entitled to vote at the IBT special meeting is required to amend IBT’s restated articles of incorporation and the affirmative vote of a majority of the shares of IBT common stock present in person or by proxy is required to adjourn the special meeting, in certain circumstances, to solicit additional proxies. A majority of the outstanding IBT common stock entitled to vote is necessary to constitute a quorum in order to transact business at the special meeting.

As of the record date, directors and executive officers of IBT and their affiliates had the right to vote approximately 483,420 shares of IBT common stock, or 8.26% of the outstanding IBT common stock entitled to be voted at the special meeting. The directors of IBT, who in the aggregate have the power to vote approximately 7.83% of the outstanding shares of IBT common stock, have each executed a voting agreement with S&T pursuant to which they have agreed to vote their shares of IBT common stock in favor of the agreement and plan of merger and against any competing business combination transaction.

Information about the Companies (page 68)

S&T Bancorp, Inc.

S&T is a Pennsylvania corporation and a financial holding company with its headquarters located in Indiana, Pennsylvania and with assets of approximately $3.4 billion at September 30, 2007. S&T provides a full range of financial services through a branch network of 46 offices located in Allegheny, Armstrong, Blair, Butler, Cambria, Clarion, Clearfield, Indiana, Jefferson and Westmoreland counties of Pennsylvania. S&T provides full service retail and commercial banking products as well as cash management services, insurance, estate planning and administration, employee benefit, investment management and administration, corporate services and other fiduciary services. S&T’s common stock trades on The Nasdaq Global Select Market under the symbol “STBA.” The principal executive offices of S&T are located at S&T Bancorp, Inc., 800 Philadelphia Street, Indiana, PA 15701, and its telephone number is (800) 325-2265.

IBT Bancorp, Inc.

IBT is a Pennsylvania corporation headquartered in Irwin, Pennsylvania, which provides a full range of commercial and retail banking and trust services through its wholly-owned banking subsidiary, Irwin Bank. At September 30, 2007, IBT had total consolidated assets of $773.8 million, deposits of $580.5 million and shareholders’ equity of $62.9 million. IBT Bancorp, Inc.’s common stock is traded on The American Stock Exchange under the symbol “IRW.” The principal executive offices of IBT are located at IBT Bancorp, Inc., 309 Main Street, Irwin, PA 15642, and its telephone number is (724) 863-3100.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF S&T BANCORP, INC.

Set forth below are highlights from S&T’s consolidated financial data as of and for the years ended December 31, 2002 through 2006 and as of and for the nine months ended September 30, 2007 and 2006. The results of operations for the nine months ended September 30, 2007 and 2006 are not necessarily indicative of the results of operations for the full year or any other interim period. S&T management prepared the unaudited information on the same basis as it prepared S&T’s audited consolidated financial statements. In the opinion of S&T management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with S&T’s consolidated financial statements and related notes included in S&T’s Annual Report on Form 10-K for the year ended December 31, 2006, and S&T’s Quarterly Reports on Form 10-Q for the quarters ended September 30, 2007, June 30, 2007 and March 31, 2007, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 81.

S&T—Summary of Consolidated Financial Data

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands except per share data)
Balance Sheet Data:
Assets	$3,361,746	$3,278,710	$3,338,543	$3,194,979	$2,989,034	$2,900,272	$2,823,867
Loans, net of allowance for loan losses	2,717,420	2,584,537	2,633,071	2,454,934	2,253,089	2,069,142	1,968,755
Investment securities	375,150	431,490	442,607	494,575	518,171	611,083	641,164
Deposits	2,620,176	2,536,092	2,565,306	2,418,884	2,176,263	1,962,253	1,926,119
Borrowings	362,064	348,568	384,962	371,605	409,709	548,953	531,081
Shareholders’ equity	327,863	335,011	339,051	352,421	349,129	332,718	306,114

Income Statement Data:
Net interest income	$86,437	$85,043	$113,118	$112,608	$107,748	$104,394	$94,860
Provision for loan losses	4,625	8,552	9,380	5,000	4,400	7,300	7,800
Noninterest income, including security gains and losses	31,324	30,739	40,390	37,386	34,401	36,204	32,680
Noninterest expense	53,779	50,552	69,279	62,464	60,390	60,658	51,766
Income before taxes	59,357	56,678	74,849	82,530	77,359	72,640	67,974
Net income	42,833	40,138	53,336	58,243	54,358	51,777	48,604
Diluted earnings per share	1.72	1.54	2.06	2.18	2.03	1.94	1.81

Earnings Performance Ratios(1):
Return on average total assets	1.71%	1.65%	1.64%	1.90%	1.83%	1.81%	1.94%
Return on average shareholders’ equity	17.37	15.40	15.37	16.57	16.07	16.23	16.15
Net interest margin	3.85	3.88	3.86	4.05	3.99	4.04	4.13

Asset Quality Ratios(1):
Net loans charged off to average loans	0.18%	0.64%	0.49%	0.07%	0.07%	0.29%	0.34%
Non-performing assets to period-end loans	0.52	0.58	0.74	0.45	0.28	0.43	0.29
Allowance for loan losses to non-performing loans	236	217	167	328	543	345	517
Allowance for loan losses to total loans	1.24	1.25	1.25	1.47	1.50	1.50	1.51

Capital Ratios:
Leverage ratio	8.38%	8.57%	8.84%	9.50%	9.51%	9.16%	8.46%
Total risk-based capital ratio	11.50	11.94	11.93	12.09	12.58	12.39	11.63

(1)	Returns, net interest margin and charge-off data for the nine-month periods ended September 30, 2007 and 2006 are annualized. Net interest margin is presented on a fully tax equivalent basis.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF IBT BANCORP, INC.

Set forth below are highlights from IBT’s audited consolidated financial data as of and for the years ended December 31, 2002 through 2006 and IBT’s unaudited consolidated financial data as of and for the nine months ended September 30, 2007 and 2006. The results of operations for the nine months ended September 30, 2007 and 2006 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as IBT’s audited consolidated financial statements. In the opinion of IBT management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with IBT’s consolidated financial statements and related notes included in IBT’s Annual Report on Form 10-K, for the year ended December 31, 2006, and IBT’s Quarterly Report on Form 10-Q, for the quarters ended September 30, 2007, June 30, 2007 and March 31, 2007, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 81.

IBT—Summary of Consolidated Financial Data

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands except per share data)
Balance Sheet Data:
Assets	$773,824	$725,011	$740,962	$685,151	$675,857	$629,530	$584,035
Loans, net of allowance for loan losses	480,715	464,400	467,721	442,225	436,548	416,286	359,872
Investment securities	243,821	211,710	226,446	201,463	196,891	172,448	186,718
Deposits	580,509	548,719	572,472	520,486	526,217	492,158	468,257
Borrowings	124,584	108,838	99,827	99,562	85,422	73,819	54,526
Shareholders’ equity	62,885	62,519	62,581	61,081	59,843	59,606	56,151

Income Statement Data:
Net interest income	$16,585	$16,392	$21,879	$22,090	$21,918	$22,083	$20,732
Provision for loan losses	750	1,200	1,500	1,200	600	600	1,100
Noninterest income, including security gains and losses	5,021	5,643	7,349	6,635	2,690	5,891	5,317
Noninterest expense	13,109	12,531	17,237	16,187	15,095	14,300	12,831
Income before taxes	7,747	8,304	10,491	11,338	8,913	13,074	12,118
Net income	5,951	6,647	8,456	8,579	6,085	9,646	8,937
Diluted earnings per share	1.01	1.12	1.42	1.44	1.01	1.60	1.50

Earnings Performance Ratios(1):
Return on average total assets	1.06%	1.26%	1.18%	1.26%	0.92%	1.59%	1.61%
Return on average shareholders’ equity	13.01	14.67	13.74	14.08	10.25	16.54	16.95
Net interest margin	3.12	3.27	3.24	3.45	3.51	3.83	3.94

Asset Quality Ratios(1):
Net loans charged off to average loans	0.05%	0.07%	0.06%	0.05%	0.30%	0.05%	0.10%
Non-performing assets to period-end loans	0.92	0.30	0.60	0.19	1.07	0.31	0.38
Allowance for loan losses to non-performing loans	120	323	169	418	55	255	207
Allowance for loan losses to total loans	1.10	0.97	1.01	0.80	0.59	0.78	0.79

Capital Ratios:
Leverage ratio	8.60%	8.79%	8.50%	8.90%	8.50%	9.10%	8.90%
Total risk-based capital ratio	14.81	15.17	14.60	15.10	14.50	15.10	15.20

(1)	Returns, net interest margin and charge-off data for the nine-month periods ended September 30, 2007 and 2006 are annualized.

SELECTED CONSOLIDATED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following table shows information about S&T’s financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma financial information in the proxy statement/prospectus. The table sets forth the information as if the merger had become effective on September 30, 2007, with respect to financial condition data, and on January 1, 2007 for the nine months ended September 30, 2007 and on January 1, 2006 for the year ended December 31, 2006 with respect to results of operations data. This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate based on available information of the combined companies’ results of operations. The pro forma financial information includes adjustments to record the assets and liabilities of IBT at their estimated fair values and is subject to further adjustment, possibly material, as additional information becomes available and as additional analyses are performed.

This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of S&T and IBT and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document. See “Unaudited Pro Forma Combined Condensed Financial Information” beginning on page 57 and “Where You Can Find More Information” beginning on page 81. The pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods.

	As of and For the Nine Months Ended September 30, 2007	As of and For the Year Ended December 31, 2006
Balance Sheet Data:
Assets	$4,220,385	$4,164,320
Loans, net of allowance for loan losses	3,200,461	3,103,118
Investment securities	583,125	633,207
Deposits	3,200,980	3,138,074
Borrowings	540,038	538,179
Shareholders’ equity	406,286	417,170

Income Statement Data:
Total interest income	$193,421	$243,194
Total interest expense	95,807	115,409

Net interest income	97,614	127,785
Provision for loan losses	5,375	10,880
Noninterest income, including security gains and losses	36,345	47,739
Noninterest expense	68,263	88,350

Income before taxes	60,321	76,294
Income taxes	16,432	20,948

Net income	$43,889	$55,346

Diluted earnings per share	$1.58	$1.92

Earnings Performance Ratios(1):
Return on average total assets	1.40%	1.36%
Return on average shareholders’ equity	14.44%	13.05%
Net interest margin	3.44%	3.47%

Asset Quality Ratios(1):
Net loans charged-off to average loans	0.16%	0.43%
Non-performing assets to period-end loans	0.58%	0.72%
Allowance for loan losses to non-performing loans	209%	168%
Allowance for loan losses to total loans	1.22%	1.21%

Capital Ratios:
Leverage ratio	7.25%	7.63%
Total risk-based capital ratio	10.52%	10.99%

(1)	Returns, net interest margin and charge-off data for the nine-month periods ended September 30, 2007 are annualized.

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical and pro forma combined per share data. The pro forma data gives effect to the merger and is derived from the S&T unaudited pro forma combined condensed financial statements included in this document. Please see the section of this document titled “Unaudited Pro Forma Combined Condensed Financial Statements” for a full description of the pro forma basis of presentation.

This data should be read together with the selected historical financial data of S&T and IBT and the S&T unaudited pro forma combined condensed financial statements included in this document. This data should also be read together with IBT’s and S&T’s separate historical financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 81. The per share data is not necessarily indicative of the operating results that S&T would have achieved had it completed the merger as of the beginning of the periods presented and should not be considered as representative of future operations.

	As of and For the Nine Months Ended September 30, 2007	As of and For the Year Ended December 31, 2006
Comparative Per Share Data
Basic net income per share
S&T historical	$1.73	$2.07
IBT historical	1.01	1.43
Pro forma combined	1.59	1.93
Pro forma equivalent IBT share	1.54	1.88

Diluted net income per share
S&T historical	$1.72	$2.06
IBT historical	1.01	1.42
Pro forma combined	1.58	1.92
Pro forma equivalent IBT share	1.53	1.86

Cash dividends declared per share(1)
S&T historical	$0.90	$1.17
IBT historical	0.75	1.00
Pro forma combined	0.90	1.17
Pro forma equivalent IBT share	0.87	1.13

Book value per share
S&T historical	$13.36	$13.37
IBT historical	10.74	10.64
Pro forma combined	14.82	14.78
Pro forma equivalent IBT share	14.38	14.33

(1)	S&T and IBT have historically paid quarterly dividends, and S&T expects to continue to declare dividends in accordance with historical practice.

The IBT equivalent pro forma information shows the effect of the merger from the perspective of an owner of IBT common stock. We calculated the IBT equivalent information by multiplying the S&T and IBT combined pro forma per share amounts by an assumed exchange ratio of 0.97 and after giving effect to the pro forma adjustments. Please note that a IBT shareholder’s actual per share equivalent will be reduced by the percentage of cash such IBT shareholder elects to receive. See “Unaudited Pro Forma Combined Condensed Financial Information” and “The Merger—Allocation.”

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this document, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements” and the matters discussed under the caption “Risk Factors” included in the Annual Reports on Form 10-K filed by each of S&T and IBT for the year ended December 31, 2006 as updated by subsequently filed Quarterly Reports on Form 10-Q, you should carefully consider the following factors in deciding whether to vote for adoption of the agreement and plan of merger.

Because the Market Price of S&T Common Stock Will Fluctuate, IBT Shareholders Cannot Be Sure of the Trading Price of the Stock Portion of the Merger Consideration They May Receive.

Upon completion of the merger, each share of IBT common stock will be converted into the right to receive merger consideration consisting of a fraction of a share of S&T common stock and/or cash pursuant to the terms of the merger agreement. The value of the stock portion of the merger consideration to be received by IBT shareholders will be based on the average of the high and low sale prices of S&T common stock on The Nasdaq Global Select Market for the twenty trading days ending on the day before the special meeting. This average price may vary from the average of the high and low sale prices of S&T common stock on the date we announced the merger, on the date this document was mailed to IBT shareholders and on the date of the special meeting of the IBT shareholders and on the date of closing. Any change in the market price of S&T common stock prior to the IBT shareholder meeting will affect the value of the stock portion of the merger consideration that IBT shareholders will receive upon completion of the merger. Further, if the average price is less than $31.96, the exchange ratio will not increase above 0.97, which means that the value of the stock consideration will drop below $31.00. If the amendment to the articles is approved, the merger would be consummated even if the market price of S&T common stock falls below $25.74 per share. IBT is not permitted to resolicit the vote of IBT shareholders solely because of changes in the market price of either company’s stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of S&T common stock and for shares of IBT common stock.

We May Fail to Realize All of the Anticipated Benefits of the Merger.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of S&T and IBT. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of S&T and IBT. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all, or may take longer to realize than expected.

S&T and IBT have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on IBT and/or S&T during the transition period.

The Market Price of S&T Common Stock After the Merger May Be Affected by Factors Different from Those Affecting the Shares of IBT or S&T Currently.

The businesses of S&T and IBT differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of IBT. For a discussion of the businesses of S&T and IBT and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.”

IBT Shareholders Will Have a Reduced Ownership and Voting Interest After the Merger and Will Exercise Less Influence over Management.

IBT’s shareholders currently have the right to vote in the election of the board of directors of IBT and on other matters affecting IBT. When the merger occurs, each IBT shareholder that receives shares of S&T common stock will become a shareholder of S&T with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of IBT. In fact, it is expected that the former shareholders of IBT as a group will own less than 10.5% of the outstanding shares of S&T immediately after the merger. Because of this, IBT’s shareholders will have less influence on the management and policies of S&T than they now have on the management and policies of IBT.

The Merger Agreement Limits IBT’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit IBT’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of IBT. In addition, a termination fee is payable by IBT under certain circumstances, generally involving the consummation of an alternative transaction. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of IBT from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share value than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire IBT than it might otherwise have proposed to pay.

The Shareholder Agreements and S&T’s Ownership Position May Deter Competing Bids.

The directors of IBT (who in the aggregate have the power to vote approximately 7.83% of the outstanding shares of IBT common stock) have agreed to vote their shares in favor of the agreement and plan of merger and against any competing business combination transaction. In addition, S&T controls 472,774 shares or 8.08% of IBT shares outstanding. Although, under IBT’s restated articles of incorporation, the IBT shares controlled by S&T will not be counted towards the adoption of the agreement and plan of merger, they could be voted against a competing proposal. This combination of voting stock would make it more difficult for a competing acquiror to obtain approval of their bid.

IBT Shareholders May Receive a Form of Consideration Different from What They Elect.

While each IBT shareholder may elect to receive all cash or all S&T common stock in the merger, the pools of cash and S&T common stock available for all IBT shareholders will be fixed percentages, 55% of the total outstanding shares of IBT common stock to be converted in the merger will be converted into shares of S&T common stock and 45% will be converted into cash. As a result, if the aggregate cash or stock elections exceed these limits, and you choose that election, you might receive a portion of your consideration in the form you did not elect.

If You Are an IBT Shareholder and You Tender Shares of IBT Common Stock to Make an Election, You Will Not Be Able to Sell Those Shares, Unless You Revoke Your Election Prior to the Election Deadline.

If you are a registered IBT shareholder and want to make a valid cash or stock election, you will have to deliver your stock certificates, and a properly completed and signed form of election to the exchange agent. For further details on the determination of the election deadline, see “The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration—Form of Election.” The election deadline may be significantly in advance of the closing of the merger. You will not be able to sell any shares of IBT common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in IBT common stock for any reason until you receive cash and/or S&T common stock in the merger or the merger agreement is terminated and the certificates are returned to you. In the time between the election deadline and the closing of the merger, the trading price of IBT or S&T common stock may decrease, and you might otherwise want to sell your shares of IBT common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

The Merger Is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on S&T.

Before the merger may be completed, various waivers, approvals or consents must be obtained from the Federal Reserve Board, the FDIC and the Pennsylvania Department of Banking. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although S&T and IBT do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, S&T following the merger, any of which might have an adverse effect on S&T following the merger. S&T is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any condition or restrictions that S&T reasonably determines would have a material adverse effect on S&T or would be unduly burdensome, but S&T could choose to waive this condition.

IBT Executive Officers and Directors Have Financial Interests in the Merger that May Be Different from, or in Addition to, the Interests of IBT Shareholders.

IBT’s officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of IBT shareholders. For example, certain executive officers and employees of IBT may receive bonus or retention payments, payments with respect to outstanding equity awards, or new equity awards with respect to S&T common stock.

IBT’s board of directors was aware of these interests and took them into account in its decision to approve and adopt the agreement and plan of merger. For information concerning these interests, please see the discussion under the caption “The Merger—IBT’s Directors and Officers Have Financial Interests in the Merger.”

The Shares of S&T Common Stock To Be Received by IBT Shareholders Receiving the Stock Consideration as a Result of the Merger Will Have Different Rights from the Shares of IBT Common Stock.

Upon completion of the merger, IBT shareholders who receive the stock consideration will become S&T shareholders. Their rights as shareholders will be governed by Pennsylvania corporate law and the articles of incorporation and by-laws of S&T. The rights associated with IBT common stock are different from the rights associated with S&T common stock. See the section of this proxy statement/prospectus titled “Comparison of Shareholders’ Rights” beginning on page 72 for a discussion of the different rights associated with S&T common stock.

If the Merger Is Not Consummated by September 30, 2008, Either S&T or IBT May Choose Not To Proceed with the Merger.

Either S&T or IBT may terminate the merger agreement if the merger has not been completed by September 30, 2008, unless the failure of the merger to be completed by such date has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

The Fairness Opinion Obtained by IBT from its Financial Advisor Will Not Reflect Changes in Circumstances Subsequent to the Date of the Merger Agreement.

IBT has obtained a fairness opinion dated as of December 16, 2007, from its financial advisor, Sandler O’Neill. IBT has not obtained and will not obtain an updated opinion as of the date of this document from Sandler O’Neill. Changes in the operations and prospects of S&T or IBT, general market and economic conditions and other factors that may be beyond the control of S&T and IBT, and on which the fairness opinion was based, may alter the value of S&T or IBT or the price of shares of S&T common stock or IBT common stock by the time the merger is completed. The opinion does not speak to the time the merger will be completed or to any other date other than the date of such opinion. As a result, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that IBT received from Sandler O’Neill, please refer to “The Merger—Opinion of IBT’s Financial Advisor Sandler O’Neill” beginning on page 28 of this document.

If the Merger Is Not Completed, S&T and IBT Will Have Incurred Substantial Expenses Without Realizing the Expected Benefits of the Merger.

S&T and IBT have incurred substantial expenses in connection with the merger described in this proxy statement/prospectus. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. If the merger is not completed, these expenses would have to be recognized currently and not capitalized and S&T and IBT would not have realized the expected benefits of the merger.

IBT Will Be Subject to Business Uncertainties and Contractual Restrictions while the Merger is Pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on IBT and consequently on S&T. These uncertainties may impair IBT’s ability to attract, retain and motivate key personnel until the merger is consummated, and could cause customers and others that deal with IBT to seek to change existing business relationships with IBT. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with S&T. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with S&T, S&T’s business following the merger could be harmed. In addition, the merger agreement restricts IBT from making certain acquisitions and taking other specified actions until the merger occurs without the consent of S&T. These restrictions may prevent IBT from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled “The Merger Agreement—Covenants and Agreements” beginning on page 48 of this proxy statement/prospectus for a description of the restrictive covenants to which IBT is subject.

Future Governmental Regulation and Legislation Could Limit S&T’s Future Growth.

S&T and its subsidiaries are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of the operations of S&T. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance fund. Any changes to these laws may negatively affect S&T’s ability to expand its services and to increase the value of its business. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on S&T, these changes could be materially adverse to S&T’s shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of S&T, IBT and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either S&T or IBT to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth on page 16 under “Risk Factors,” as well as, among others, the following:

•	those discussed and identified in public filings with the Securities and Exchange Commission, which we refer to as the SEC, made by S&T or IBT;

•

completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•	the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•

the integration of IBT’s business and operations with those of S&T may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to IBT’s or S&T’s existing businesses; and

•

the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to S&T or IBT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, S&T and IBT undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE IBT SPECIAL MEETING

This section contains information about the special meeting of IBT shareholders that has been called to consider and approve the merger of IBT with and into S&T, with S&T as the surviving corporation in the merger.

Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by the IBT board of directors. The special meeting will be held on May 13, 2008, at 2:00 p.m. local time, at the Irwin Masonic Hall, located at 417 Main Street, Irwin, Pennsylvania, subject to any adjournments or postponements.

Matters to Be Considered

The purpose of the special meeting is to vote on a proposal for adoption of the agreement and plan of merger.

You also will be asked to vote upon a proposal to approve an amendment to IBT’s restated articles of incorporation. Finally, you will be asked to vote upon a proposal for the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the agreement and plan of merger or approve the amendment to the restated articles of incorporation. IBT has no plans to adjourn the special meeting at this time, but intends to do so, if needed, to promote shareholder interests.

Proxies

Each copy of this document mailed to holders of IBT common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by: (1) signing and returning a proxy card with a later date; (2) delivering a written revocation letter to IBT’s Secretary; or (3) attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting. If you hold your stock in “street name” through a bank or broker, you must follow your bank’s or broker’s instructions to revoke your proxy.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying IBT’s Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy may be addressed to:

IBT Bancorp, Inc.

309 Main Street

Irwin, PA 15642

Attention: Robert A. Bowell, Secretary

All shares represented by valid proxies that we receive through this solicitation, that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” adoption of the agreement and plan of merger, “FOR” an amendment to IBT’s restated articles of incorporation, and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to adopt the agreement and plan of merger or approve the amendment to the restated articles of incorporation.

Solicitation of Proxies

IBT and S&T will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, IBT will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of IBT common stock and secure their voting instructions. IBT will reimburse the record holders for their reasonable expenses in taking those actions. IBT has also made arrangements with Georgeson Shareholder Communications, Inc. to assist in soliciting proxies and has agreed to pay them $10,500 plus reasonable expenses for these services. If necessary, IBT may use several of its regular employees, who will not be specially compensated, to solicit proxies from IBT shareholders, either personally or by telephone, facsimile, letter or other electronic means.

S&T and IBT will share equally the expenses incurred in connection with the copying, printing and distribution of this document.

Record Date

The close of business on February 21, 2008 has been fixed as the record date for determining the IBT shareholders entitled to receive notice of and to vote at the special meeting. At that time, 5,852,924 shares of IBT common stock were outstanding, held by approximately 600 holders of record. Of this amount, 472,774 shares are held by S&T and in accordance with the terms of IBT’s restated articles of incorporation may not be voted with respect to the proposal to adopt the agreement and plan of merger.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of IBT common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Pursuant to IBT’s restated articles of incorporation, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of IBT common stock entitled to vote at the IBT special meeting (which excludes the shares held by S&T) is required to adopt the agreement and plan of merger. In fact, because the shares held by S&T are excluded from voting on the merger, a vote of approximately 73% of the remaining shares is necessary. For purposes of determining the number of votes cast with respect to a matter, only those votes cast “for” and “against” a proposal are counted. Abstentions and any broker non-votes will be treated as shares that are present for purposes of determining the presence of a quorum, but will have the same effect as votes against the proposal.

Pursuant to IBT’s restated articles of incorporation, since at least 80% of the board of directors approved the amendment to the restated articles of incorporation, the amendment requires the affirmative vote of the holders of at least 50% of the outstanding shares of IBT common stock entitled to vote. Approval of the proposal to adjourn the special meeting requires the approval of a majority of the votes cast. Abstentions and broker non-votes will have the same effect as a vote “against” the proposal to amend the restated articles of incorporation but will not affect the vote on the adjournment proposal. Shares of IBT common stock held by S&T may be voted on this proposal and S&T is expected to vote in favor of this proposal.

As of the record date, directors and executive officers of IBT and their affiliates, had the right to vote approximately 483,420 shares of IBT common stock, or 8.26% of the outstanding IBT common stock at that date. The directors of IBT, who in the aggregate have the power to vote approximately 7.83% of the outstanding shares of IBT common stock, have each executed a voting agreement with S&T pursuant to which they have agreed to vote their shares of IBT common stock in favor of the agreement and plan of merger and against any competing business combination transaction.

Recommendation of the IBT Board of Directors

The IBT board of directors has unanimously adopted the agreement and plan of merger and the transactions it contemplates, including the merger. The IBT board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of IBT and its shareholders and recommends that you vote “FOR” adoption of the agreement and plan of merger, “FOR” approval of an amendment to the restated articles of incorporation, and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. See “The Merger—Recommendation of the IBT Board of Directors and Reasons for the Merger” for a more detailed discussion of the IBT board of directors’ recommendation.

Attending the Meeting

All holders of IBT common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without both proper proof of share ownership and proper photo identification.

THE MERGER

Background of the Merger

On April 27, 2006, James C. Miller, Chairman and Chief Executive Officer of S&T, participated in a meeting with IBT directors Robert Whisner and Robert Rebich, IBT’s Chairman. The meeting was the result of a telephone call from Mr. Whisner to Mr. Miller. The purpose of the meeting was to explore potential strategic opportunities.

Between April and July of 2006, subsequent conversations between Mr. Miller, Mr. Rebich and Mr. Charles G. Urtin, President and Chief Executive Officer of IBT, resulted in an initial scheduled social outing between select S&T individuals and IBT’s board of directors to be held on June 2, 2006 at the Laurel Valley Country Club. This meeting was subsequently cancelled and rescheduled for July 13, 2006.

On July 13, 2006, Mr. Miller, Todd D. Brice, President and Chief Operating Officer of S&T, and Thomas E. Kiral, Executive Vice President of Insurance, met with various IBT directors and senior management to discuss IBT’s interest in exploring potential strategic opportunities. On September 1, 2006, Mr. Miller and Mr. Brice met with the two IBT directors who could not attend the July 13, 2006 meeting to discuss potential strategic opportunities.

On September 18, 2006, S&T sent a letter to Mr. Rebich in response to questions that were raised and to summarize the discussion points from the recent conversation with Mr. Rebich and other members of the IBT board of directors. After receiving this letter, Mr. Urtin informed Mr. Miller that S&T’s letter was discussed at IBT’s Board of Director Strategic Planning meeting and that IBT had no interest in pursuing a possible merger with S&T.

In April 2007, on behalf of S&T, Messrs. Miller and Brice attended the IBT annual shareholder meeting on behalf of S&T as an IBT shareholder as they had done in prior years. Messrs. Miller and Brice had no discussions regarding IBT’s interest in pursuing a possible merger. In later April 2007, Mr. Urtin again informed S&T that IBT had no interest in pursuing a possible merger with S&T.

In early August 2007, Mr. Urtin conferred with Mr. Miller, to determine whether S&T might be interested in considering a possible merger with IBT. S&T was very familiar with IBT and its operations as it had owned in excess of 5% of the outstanding shares of IBT common stock for several years. The parties agreed to a meeting to discuss a potential transaction in general. This meeting, which took place on September 5, 2007, was attended by Mr. Rebich, one other member of the IBT board of directors, John N. Brenzia and Mr. Miller and Mr. Brice. The parties agreed to continue discussions to determine whether a transaction was feasible and desirable.

On September 12, 2007, IBT received a draft of a preliminary non-binding letter of interest from S&T that outlined some of the terms and conditions of S&T’s interest along with preliminary pricing terms. The parties had subsequent conversations regarding the draft letter with IBT seeking clarification of certain of the terms. On September 13, 2007, Mr. Urtin, Mr. Rebich and Mr. Brenzia met with legal counsel to discuss the draft of a non-binding letter of interest. S&T provided IBT with the formal preliminary indication of interest on September 18, 2007.

The IBT board of directors had previously scheduled a retreat that was held at an off-site location on September 20 and September 21. The purpose of the retreat was to discuss strategic alternatives for IBT including an analysis of potential merger transactions both as a buyer and a seller. A representative of Sandler O’Neill attended the retreat and gave a presentation regarding the state of the merger and acquisition market. One potential acquisition was discussed. No specific discussion of the recent S&T preliminary indication of interest or the terms presented occurred at this meeting. Following the discussion of the merger and acquisition market and the potential opportunities available to IBT, the IBT board of directors authorized management to invite a submission of a letter of interest from S&T and a meeting to discuss such interest as well as merger and acquisition matters generally was tentatively scheduled for October 16, 2007. Mr. Urtin contacted S&T on September 21, 2007 and invited S&T to submit a letter indicating its interest in pursuing a possible transaction with IBT.

On October 11, 2007, a representative of Sandler O’Neill met with Mr. Urtin to review merger and acquisition alternatives and to discuss potential buyers along with their perceived ability to pay for such a transaction. On October 12, 2007, IBT received a letter from another financial institution indicating its desire in a possible transaction with IBT. S&T submitted its revised indication of interest on October 15, 2007.

On October 16, 2007, the IBT board of directors met to discuss the recently received letters of interest from S&T, the general expression of interest from the other company and the merger and acquisition market generally. Representatives of special legal counsel and Sandler O’Neill also attended the meeting. The S&T indication of interest was discussed in detail. The IBT board of directors also discussed the general expression of interest IBT had received from the other financial institution on October 12, 2007. The IBT board of directors decided to request that this second party be invited to submit an indication of interest. This other institution was contacted on October 18, 2007 and invited to submit a letter of interest.

At IBT’s October 16, 2007 board of directors meeting, IBT requested that Sandler O’Neill contact S&T and discuss certain recent developments related to IBT, including IBT’s data processing Outsourcing Renewal Contract with FiServ Solutions, Inc. and 200,000 stock option grants recently awarded. On October 17, 2007, Messrs. Miller, Brice and Robert E. Rout, Chief Financial Officer of S&T, met with David Martin of Sandler O’Neill, IBT’s financial advisor. Sandler O’Neill advised S&T that IBT would be approaching one other party and that S&T was invited to provide a revised letter of interest.

On October 30, 2007, the second company did submit a preliminary letter of interest which included their proposed pricing terms. The IBT board of directors met on October 31, 2007 to review this letter and the existing letter from S&T and decided to seek clarification of certain of the terms of both letters.

In response to the request for clarification, both S&T and the other party submitted revised non-binding letters of interest, both of which were reviewed by the IBT board of directors on November 13, 2007. Following a detailed discussion of each letter and the merger market generally, the IBT board of directors decided to invite S&T to conduct due diligence. Mr. Urtin called Mr. Miller to inform him that IBT’s board of directors accepted the letter of interest, authorized the commencement of due diligence and authorized management to pursue a definitive merger agreement. On November 16, 2007, the parties signed a confidentiality agreement. S&T conducted on-site and off-site due diligence during the period from November 16, 2007 to November 23, 2007. IBT received due diligence documents from S&T during the second half of November and conducted on-site due diligence on S&T on November 18, 2007 and November 23, 2007.

The first draft of the definitive agreement was received by IBT on November 29, 2007. The terms of the definitive agreement were negotiated during the period from November 29, 2007 through December 16, 2007. In particular, the parties negotiated the range of the collar for the stock portion of the proposed merger consideration, the aggregate limits on the stock and cash portions, the amount of and triggers for the termination fee, a termination right for IBT in the event of a substantial decline in the S&T stock price as compared to an index of other publicly traded financial institutions, various provisions related to the non-solicitation agreement and certain other matters.

The IBT board of directors also met on the evening of December 16, 2007 to discuss the definitive agreement which had previously been circulated to them. Representatives of special legal counsel explained the terms of the proposed agreement and responded to questions from board members. A representative of Sandler O’Neill reviewed the financial terms of the proposed agreement and stated that it was his firm’s opinion that the merger consideration was fair to IBT shareholders from a financial point of view. The IBT board of directors unanimously approved the merger agreement at that meeting and the parties exchanged signature pages late that evening. The merger was announced the following morning before the market opened for trading.

Recommendation of the IBT Boar d of Directors and Reasons for the Merger

The IBT board of directors has unanimously determined that the merger is advisable and in the best interests of IBT and its shareholders. In arriving at this determination and approving and recommending the merger agreement, the IBT board of directors, among other things, consulted with Sandler O’Neill with respect to the financial aspects and fairness of the merger consideration to the IBT shareholders from a financial point of view and with its legal counsel as to the legal duties of the board of directors and the other terms of the merger agreement.

In connection with its review and adoption of the agreement and plan of merger, the board of directors also considered numerous factors, including the following positive and negative factors:

Positive Factors

•

The board of director’s understanding of the results that could be expected to be obtained by IBT if it continued to remain independent and the benefits and risks to shareholders of such a course as compared with the value of the merger consideration being offered by S&T;

•

The financial analyses presented by Sandler O’Neill, IBT’s financial advisor, and the opinion of Sandler O’Neill dated December 16, 2007 to the effect that, as of that date, and subject to the qualifications contained therein, the merger consideration was fair to the shareholders of IBT from a financial point of view;

•	The increased liquidity afforded by an investment in the common stock of S&T;

•	The value of the merger consideration being offered as compared to the book value and earnings per share and trading price of the IBT common stock;

•

IBT’s positive perception about S&T and its long term prospects resulting from IBT’s review of information concerning the business, results of operations, financial condition, competitive position and future prospects of S&T, developed from IBT’s due diligence review of S&T;

•

The IBT board of director’s belief that pursuing the merger with S&T would be more advantageous to shareholders than remaining independent due to the current and prospective environment in which IBT operates, including national, regional, and local economic conditions, the competitive environment for banks and other financial institutions generally, the increased regulatory burdens on financial institutions generally, the trend toward consolidation in the banking industry and in the financial services industry, and the likely effects of these factors on IBT in light of, and in the absence of, the proposed merger with S&T;

•	The increase in the variety of products and services that would be available to customers of IBT and the communities served by IBT and the wider market area that the combined entity would serve;

•	The exchange of IBT stock for S&T stock in the proposed transaction is intended to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes;

•	The fact that 45% of the merger consideration consists of cash providing a level of certainty in the value of the merger consideration to be received;

•	That S&T will appoint three members of the IBT board of directors to the board of directors of S&T and S&T Bank;

•	The increase in the dividend payout to IBT shareholders resulting from the higher S&T dividend payout rate;

•	The perceived ability of S&T to receive the requisite regulatory approvals in a timely manner; and

•

The terms and conditions of the merger agreement, including the parties’ respective representations and warranties and termination provisions which the board of directors believes provide adequate assurances about the current operations of S&T.

Negative Factors

•	Former IBT shareholders would own a much smaller percentage of S&T than they did of IBT and accordingly would have less influence in the outcome of any shareholder votes;

•

The provisions in the merger agreement limiting the number of shares that may be exchanged for cash and for stock which is likely to result in some shareholders receiving a form of merger consideration other than what they actually elected;

•

The merger agreement provides for IBT’s payment of a termination fee of $6.5 million to S&T if the merger agreement is terminated under certain limited circumstances, although this factor was mitigated somewhat by the fact that such circumstances would generally involve entering into a definitive agreement for an alternative acquisition transaction with a third party;

•

The merger agreement limits IBT’s ability to solicit or discuss alternative transactions during the pendency of the merger, although this was mitigated by the fact that IBT’s board of directors is permitted, in certain circumstances in the exercise of its fiduciary duties, to engage in discussions with parties who submit an unsolicited proposal; and

•

The increasingly competitive environment for community banks and the continuingly difficult challenge in increasing earnings in view of market competition and continuing increases in costs of operations and regulatory compliance.

The IBT board of directors also considered that some of its officers and directors have interests in the merger, described under “—IBT’s Directors and Officers Have Financial Interests in the Merger,” that are in addition to and different from their interests as IBT shareholders. This discussion of the information and factors considered by the IBT board of directors is not exhaustive, but includes all material factors considered by the IBT board of directors. In view of the wide variety of factors considered by the board of directors in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practical to, nor did it attempt to, quantify, rank, or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The IBT board of directors evaluated the factors described above, including asking questions of IBT’s management and IBT’s legal and financial advisors, and reached the unanimous decision that the merger was in the best interests of IBT and IBT’s shareholders. In considering the factors described above, individual members of the IBT board of directors may have given different weights to different factors. The IBT board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

The IBT board of directors determined that the merger, the merger agreement, and the transactions contemplated thereby are advisable, fair to, and in the best interests of IBT and its shareholders. Accordingly, the IBT board of directors unanimously approved and adopted the merger agreement and unanimously recommends that IBT shareholders vote “FOR” the adoption of the agreement and plan of merger.

S&T’s Reasons for the Merger

At its meeting on December 16, 2007, S&T’s board of directors determined that the terms of the merger agreement and the merger are in the best interests of S&T. In making this determination, S&T’s board of directors concluded, among other things, that the transaction with IBT provides a unique strategic fit that will continue S&T’s expansion in Allegheny and Westmoreland counties of Pennsylvania, a targeted growth corridor under its strategic plan.

In the course of reaching its decision to approve the merger agreement, S&T management and the board of directors consulted with Stifel, Nicolaus & Company, Inc. Management and the board of directors considered, among other things, the factors described above and the following:

•	The fact that the transaction will extend and expand S&T’s presence to the higher growth, more affluent markets of Allegheny and Westmoreland counties in Pennsylvania;

•	The fact that the cultural and customer relationship philosophies of IBT’s employees and management team fit well with S&T’s;

•	The belief that the transaction should be accretive to earnings in the first full year of operations based on estimated cost savings of 35%;

•	The belief that the merger with IBT will better leverage S&T’s excess capital; and

•	The terms of the merger agreement, including the mutual covenants and conditions and the circumstances under which S&T would receive the termination fee.

The foregoing discussion of the information and factors considered by S&T’s board of directors is not intended to be exhaustive, but is believed to include the material facts considered by the S&T board of directors. In reaching its determination to adopt the merger agreement, S&T’s board of directors did not assign any relative or specific weights to the foregoing and individual directors may have given different weights to different factors.

After deliberating with respect to the merger with IBT, considering, among other things, the matters discussed above, all of S&T’s board of directors approved and adopted the merger agreement and the merger with IBT.

Opinion of IBT’s Financial Advisor Sandler O’Neill

By letter dated October 22, 2007, IBT retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to IBT in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement on December 16, 2007. At the December 16, 2007 meeting at which IBT’s board considered and approved the merger agreement Sandler O’Neill delivered to the board its oral opinion, that, as of such date, the merger consideration was fair to the IBT shareholders from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. IBT’s shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the IBT board and is directed only to the fairness of the merger consideration to the IBT shareholders from a financial point of view. It does not address the underlying business decision of IBT to engage in the merger or any other aspect of the merger and is not a recommendation to any IBT shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its December 16, 2007 opinion, Sandler O’Neill reviewed and considered, among other things:

1)	the merger agreement;

2)	certain publicly available financial statements and other historical financial information of IBT that Sandler O’Neill deemed relevant;

3)	certain publicly available financial statements and other historical financial information of S&T that Sandler O’Neill deemed relevant;

4)	an estimated earnings per share growth rate for the year ending December 31, 2007 as discussed with senior management of IBT and an estimated growth rate for the years ended December 31, 2008 through 2011 as discussed with senior management of IBT;

5)	an estimated earnings per share growth rate for the year ending December 31, 2007 as discussed with senior management of S&T and an estimated growth rate for the years ended December 31, 2008 through 2011 as discussed with senior management of S&T;

6)	the pro forma financial impact of the merger on S&T based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of IBT and S&T;

7)	the publicly reported historical price and trading activity for IBT’s and S&T’s respective common stock, including a comparison of certain financial and stock market information for IBT and S&T with similar publicly available information for certain other companies the securities of which are publicly traded;

8)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

9)	the current market environment generally and the banking environment in particular; and

10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of IBT the business, financial condition, results of operations and prospects of IBT and held similar discussions with certain members of senior management of S&T regarding the business, financial condition, results of operations and prospects of S&T.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all the financial and other information that was available to it from public sources, that was provided to Sandler O’Neill by IBT or S&T or their respective representatives or that was otherwise reviewed by Sandler O’Neill and has assumed such accuracy and completeness for purposes of rendering this opinion. Sandler O’Neill further relied on the assurances of the management of each IBT and S&T that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing the assets or the liabilities (contingent or otherwise) of IBT or S&T or any of their subsidiaries, or the collectibility of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of IBT or S&T nor has Sandler O’Neill reviewed any individual credit files relating to IBT or S&T. Sandler O’Neill assumed, with IBT’s consent, that the respective allowances for loan losses for both IBT and S&T were adequate to cover such losses.

The internal budgets and estimates for growth used and relied upon by Sandler O’Neill in its analyses of IBT and S&T were discussed with IBT senior management and S&T senior management, respectively who confirmed to Sandler O’Neill that those budgets and estimates reflected the best currently available estimates and judgments of the future financial performance of IBT and S&T. With respect to the internal budgets and growth estimates for IBT and S&T, Sandler O’Neill used and relied on the budgets provided by the senior management of S&T and IBT. All projections of transaction costs, purchase accounting adjustments and expected cost savings related to the merger were provided by or reviewed with senior management of IBT and such senior management confirmed to Sandler O’Neill that those projections reflected the best currently available estimates and judgments of such senior management. Sandler O’Neill assumed that the financial performances reflected in all budgets, estimates and projections used by it in its analyses would be achieved. Sandler O’Neill expressed no opinion as to such budgets, estimates or projections or the assumptions on which they were based. Sandler O’Neill also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of IBT or S&T since the date of the last financial statements made available to it and that IBT and S&T will remain as going concerns for all periods relevant to the analyses.

With respect to the merger agreement, Sandler O’Neill assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the merger agreement are not waived and that the merger will be a tax-free reorganization for federal income tax purposes. Finally, with IBT’s consent, Sandler O’Neill relied upon the advice received from IBT’s legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger agreement and the other transactions contemplated by the agreement.

Sandler O’Neill’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill’s opinion was approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by IBT’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholders of IBT. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date hereof. Sandler O’Neill expressed no opinion as to what the value of S&T’s common stock will be when issued to IBT’s shareholders pursuant to the agreement or the prices at which the common stock of IBT or S&T may trade at any time.

In rendering its December 16, 2007 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to IBT or S&T and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of IBT and S&T and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of IBT, S&T and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to IBT’s board at the board’s December 16, 2007 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of the IBT common stock or the prices at which IBT common stock may be sold at any time. The combined analysis of Sandler O’Neill and the opinions provided by each were among a number of factors taken into consideration by IBT’s board in making its determination to adopt the merger agreement and the analyses described below should not be viewed as determinative of the decision of IBT’s board or management with respect to the fairness of the merger.

At the December 16, 2007 meeting of IBT’s board of directors, Sandler O’Neill presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to IBT’s board, but is instead a summary of the material analyses performed and presented in connection with the opinion.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support their respective opinions; rather Sandler O’Neill made its determination as to the fairness of the per share consideration on the basis of its experience and professional judgment after considering the results of all their analyses taken as a whole. Accordingly, Sandler O’Neill believes that the analysis and the summary of the analysis must be considered as a whole and that selecting portions of the analysis and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying their analyses and opinions. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Using the range of floating exchange ratio of 0.93 and 0.97 of a share of S&T common stock for each share of IBT common stock and based upon the twenty-day average of high and low prices of S&T’s stock as of December 14, 2007 of $31.37, and a per share cash value of $31.00, Sandler O’Neill calculated a $30.69 blended rate per share, or an aggregate transaction value of approximately $185.1 million. Based upon financial information for IBT as of and for the twelve month period ended September 30, 2007, Sandler O’Neill calculated the following transaction ratios:

Transaction Ratios

Transaction Value/Last Twelve Months’ Net Income	23.4	x
Transaction Value/Estimated 2007 Net Income¹	23.1	x
Transaction Value/Tangible Book Value	286%
Tangible Book Premium/ Core Deposits²	21.0%
Premium over Current Market Price	59.9%

[1]	Assuming an internal IBT estimate of $1.33 EPS for 2007
[2]

Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium/core deposits calculated by dividing the excess of the aggregate transaction value over tangible book value by core deposits.

The aggregate transaction value was approximately $185.1 million, based upon the offer price per share of $30.69, 5,852,924 IBT common shares outstanding and the offer value for IBT’s stock options of $31.00 for 430,874 options of IBT common stock at a weighted-average exercise price of $17.30.

Comparable Company Analysis. Sandler O’Neill used publicly available information to perform a comparison of selected financial and market trading information for IBT and selected financial information and market trading information for S&T.

Sandler O’Neill used publicly available information to compare selected financial and market trading information for IBT and a group of financial institutions selected by Sandler O’Neill. The IBT peer group consisted of the following publicly traded commercial banks headquartered in Pennsylvania with total assets between $600 million and $1.0 billion:

AmeriServ Financial, Inc.	FNB Bancorp, Inc.
Bryn Mawr Bank Corporation	Franklin Financial Services Corporation
CNB Financial Corporation	Orrstown Financial Services, Inc.
Ephrata National Bank	Penns Woods Bancorp, Inc.
First Chester County Corporation

The analysis compared publicly available financial information for IBT and the median financial and market trading data for the IBT peer group as of and for the twelve months ended September 30, 2007. The table below sets forth the data for IBT as of and for the twelve months ended September 30, 2007 and the median data for the IBT’s peer group as of and for the twelve months ended September 30, 2007, with pricing data as of December 14, 2007.

Comparable Group Analysis

IBT	Comparable Group Median Result
Total Assets (in millions)	$774	$832
Total Deposits (in millions)	$581	$649
Gross Loans (in millions)	$486	$588
Tangible Equity / Tangible Assets	8.13%	8.56%
Return on Average Assets	1.04%	1.16%
Return on Average Equity	12.56%	12.10%
Net Interest Margin	3.13%	3.96%
Efficiency Ratio	61.8%	62.1%
Market Capitalization (in millions)	$112.3	$118.7
Price / Tangible Book Value	179%	183%
Price / Last Twelve Months Earnings per Share	14.6	x	14.2	x

S&T’s peer group consisted of the following publicly traded commercial banks headquartered in Pennsylvania with total assets between $1.0 billion and $10.0 billion:

ACNB Corporation	National Penn Bancshares, Inc.
Citizens & Northern Corporation	Pennsylvania Commerce Bancorp, Inc.
F.N.B. Corporation	Republic First Bancorp, Inc.
First Commonwealth Financial Corporation	Royal Bancshares of Pennsylvania, Inc.
First National Community Bancorp, Inc.	Susquehanna Bancshares, Inc.
Harleysville National Corporation	Univest Corporation of Pennsylvania
Leesport Financial Corp.

The analysis compared publicly available financial and market trading information for S&T and the high, low, mean, and median data for S&T peer group as of and for the twelve months ended September 30, 2007. The table below sets forth the data for S&T and the median data for the S&T peer group as of and for the twelve months ended September 30, 2007, with pricing data as of December 14, 2007.

Comparable Group Analysis

	S&T		Comparable Group Median Result
Total Assets (in millions)	$3,362		$1,952
Total Deposits (in millions)	$2,620		$1,518
Gross Loans (in millions)	$2,752		$1,127
Tangible Equity / Tangible Assets	8.32%		7.23%
Return on Average Assets	1.68%		0.87%
Return on Average Equity	16.83%		10.23%
Net Interest Margin	3.84%		3.40%
Efficiency Ratio	46.6%		61.7%
Market Capitalization (in millions)	$708.1		$265.2
Price / Tangible Book Value	257%		166%
Price / Last Twelve Months Earnings per Share	12.9	x	12.8	x
Price / Estimated 2007 Earnings per Share¹	12.2	x	11.5	x

[1]	Based on I/B/E/S consensus estimates outstanding

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of IBT common stock for the three year period ended December 14, 2007. Sandler O’Neill also reviewed the history of the reported trading prices and volume of S&T common stock for the three year period ended December 14, 2007. Sandler O’Neill then compared the relationship between the movements in the price of IBT common stock against the movements in the prices of the Standard & Poor’s 500 Index, the NASDAQ Bank Index, the Standard & Poor’s Bank Index and the median performance of a composite peer group—a weighted average (by market capitalization) composite of publicly traded comparable depository institutions selected by Sandler O’Neill. Sandler O’Neill also compared the relationship between the movements in the prices of S&T common stock to movements in the prices of the Nasdaq Bank Index, S&P Bank Index, S&P 500 Index, and the median performance of a composite peer group—a weighted average (by market capitalization) composite of publicly traded comparable depository institutions selected by Sandler O’Neill. The composition of the peer group for IBT is discussed under the relevant section under “Comparable Group Analysis” above. The composition of the peer group for S&T is discussed under the relevant section under “Comparable Group Analysis” above.

During the three-year period ended December 14, 2007, IBT common stock underperformed the various indices and the peer group to which it was compared.

IBT’s Three-Year Stock Performance

	Beginning Index Value December 14, 2004	Ending Index Value December 14, 2007
IBT	100.00%	80.1%
Selected Peer Group¹	100.00	84.1
NASDAQ Bank Index	100.00	83.1
S&P Bank Index	100.00	82.8
S&P 500 Index	100.00	122.0

¹	Refers to the peer group outlined in the Comparable Group Analysis section above.

During the three-year period ended December 14, 2007, S&T common stock underperformed the various indices and outperformed the peer group to which it was compared.

S&T’s Three-Year Stock Performance

	Beginning Index Value December 14, 2004	Ending Index Value December 14, 2007
S&T	100.00%	77.7%
Selected Peer Group¹	100.00	68.9
NASDAQ Bank Index	100.00	83.1
S&P Bank Index	100.00	82.8
S&P 500 Index	100.00	122.0

¹	Refers to the peer group outlined in the Comparable Group Analysis section above.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 114 merger transactions announced nationwide from January 1, 2007 through December 14, 2007 involving community banks as acquired institutions with announced transaction values greater than $15 million and less than $250 million. Sandler O’Neill also reviewed 26 merger transactions announced from January 1, 2004 through December 14, 2007 involving Pennsylvania-based commercial banks as the acquired institution with a transaction value greater than $15 million. Sandler O’Neill reviewed the following multiples: transaction price at announcement to last twelve months’ net income, transaction price at announcement to estimated net income, transaction value to tangible book value, tangible book premium to core deposits and premium to market price and then computed high, low, mean, median multiples and premiums for the transactions. The median multiples were applied to IBT’s financial information as of and for the twelve months ended September 30, 2007. As illustrated in the following tables, Sandler O’Neill derived an imputed range of values for a share of IBT common stock of $25.80 to $31.89 based upon the median multiples for the Pennsylvania transactions and an imputed range of values for a share of IBT common stock of $25.54 to $31.11 based upon the median multiples for the nationwide transactions. Sandler O’Neill calculated an actual transaction value of $30.69 per share.

Transaction Multiples

	Pennsylvania			Nationwide
	Median Multiple		Implied Value	Median Multiple		Implied Value
Price per Share / Last twelve months Net Income	24.3	x	$31.89	23.7	x	$31.11
Price per Share / 2007 Estimated Net Income	21.0	x	$27.90	19.2	x	$25.54
Price per Share / Tangible Book Value	240%		$25.80	246%		$26.41
Core Deposit Premium¹	19.7%		$26.64	20.8%		$27.45
Market Premium	39.2%		$26.71	35.5%		$26.00

¹	Core deposits are defined as total deposits less time deposits over $100,000. The core deposit premium is calculated by taking transaction value, less tangible book value, divided by core deposits.

Net Present Value Analysis. Sandler O’Neill performed an analysis that estimated the net present value per share of IBT common stock under various circumstances. In the analysis, Sandler O’Neill assumed IBT performed in accordance with the 2007 net income projection and estimated growth rate for the years ended December 31, 2008 through 2011 provided by IBT management. To approximate the terminal value of IBT common stock at December 31, 2011, Sandler O’Neill applied price to last twelve months earnings multiples of 12.0x to 18.0x and multiples of tangible book value ranging from 125% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of IBT’s common stock. In addition, the net present value of IBT common stock at December 31, 2011 was calculated using the same range of price to last twelve months earnings multiples (12.0x – 18.0x) applied to a range of discounts and premiums to budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 13.3% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for IBT common stock of $13.25 to $22.80 when applying the price/earnings multiples to the matched budget, $11.13 to $24.01 when applying multiples of tangible book value to the matched budget, and $11.63 to $24.58 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
10.00%	$16.28	$17.37	$18.46	$19.54	$20.63	$21.72	$22.80
11.00%	$15.72	$16.76	$17.81	$18.86	$19.90	$20.95	$22.00
12.00%	$15.18	$16.19	$17.19	$18.20	$19.21	$20.22	$21.22
13.00%	$14.66	$15.63	$16.60	$17.57	$18.54	$19.51	$20.48
14.00%	$14.17	$15.11	$16.04	$16.98	$17.91	$18.85	$19.78
15.00%	$13.70	$14.60	$15.50	$16.40	$17.30	$18.21	$19.11
16.00%	$13.25	$14.12	$14.99	$51.86	$16.73	$17.59	$18.46

Earnings Per Share Multiples

Budget Variance	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(25.0%)	$11.63	$12.35	$13.07	$13.79	$14.51	$15.23	$15.95
(20.0%)	$12.21	$12.98	$13.74	$14.51	$15.28	$16.04	$16.81
(15.0%)	$12.78	$13.60	$14.41	$15.23	$16.04	$16.86	$17.67
(10.0%)	$13.36	$14.22	$15.09	$15.95	$16.81	$17.67	$18.54
(5.0%)	$13.93	$14.85	$15.76	$16.67	$17.58	$18.49	$19.40
0.0%	$14.51	$15.47	$16.43	$17.39	$18.35	$19.30	$20.26
5.0%	$15.09	$16.09	$17.10	$18.11	$19.11	$20.12	$21.13
10.0%	$15.66	$16.72	$17.77	$18.82	$19.88	$20.93	$21.99
15.0%	$16.24	$17.34	$18.44	$19.54	$20.65	$21.75	$22.85
20.0%	$16.81	$17.96	$19.11	$20.26	$21.41	$22.56	$23.71
25.0%	$17.39	$18.58	$19.78	$20.98	$22.18	$23.38	$24.58

Tangible Book Value Per Share Multiples

Discount Rate	125%	150%	175%	200%	225%	250%
10.00%	$13.62	$15.70	$17.77	$19.85	$21.93	$24.01
11.00%	$13.16	$15.16	$17.15	$19.15	$21.15	$23.15
12.00%	$12.71	$14.64	$16.56	$18.49	$20.41	$22.34
13.00%	$12.29	$14.14	$16.00	$17.85	$19.70	$21.56
14.00%	$11.89	$13.67	$15.46	$17.24	$19.03	$20.81
15.00%	$11.50	$13.22	$14.94	$16.66	$18.38	$20.10
16.00%	$11.13	$12.79	$14.45	$16.10	$17.76	$19.42

Sandler O’Neill also performed an analysis that estimated the net present value per share of S&T common stock under various circumstances. In the analysis Sandler O’Neill assumed S&T performed in accordance with the 2007 net income projection and estimated growth rate for the years ended December 31, 2008 through 2011 provided by S&T management. To approximate the terminal value of S&T common stock at December 31, 2011, Sandler O’Neill applied price to last twelve months earnings multiples of 12.0x to 18.0x and multiples of tangible book value ranging from 150% to 275%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 14.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of S&T common stock. In addition, the net present value of S&T common stock at December 31, 2011 was calculated using the same range of price to last twelve months earnings multiples (12.0x – 18.0x) applied to a range of discounts and premiums to budget projections. The range applied to the budgeted net income was 25% under budget to 25% over budget, using a discount rate of 11.2% for the analysis.

As illustrated in the following tables, the analysis indicated an imputed range of values per share for S&T common stock of $21.68 to $39.22 when applying the price/earnings multiples to the matched budget, $17.04 to $35.69 when applying multiples of tangible book value to the matched budget, and $19.37 to $41.59 when applying the price/earnings multiples to the -25% / +25% budget range.

Earnings Per Share Multiples

Discount Rate	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
8.00%	$27.80	$29.70	$31.60	$33.51	$35.41	$37.31	$39.22
9.00%	$26.64	$28.45	$30.27	$32.09	$33.91	$35.73	$37.54
10.00%	$25.54	$27.28	$29.01	$30.75	$32.49	$34.22	$35.96
11.00%	$24.50	$26.16	$27.82	$29.48	$31.14	$32.80	$34.46
12.00%	$23.51	$25.10	$26.68	$28.27	$29.86	$31.44	$33.03
13.00%	$22.57	$24.09	$25.61	$27.12	$28.64	$30.16	$31.68
14.00%	$21.68	$23.13	$24.58	$26.04	$27.49	$28.94	$30.39

Earnings Per Share Multiples

Budget Variance	12.0x	13.0x	14.0x	15.0x	16.0x	17.0x	18.0x
(25.0%)	$19.37	$20.60	$21.84	$23.07	$24.30	$25.54	$26.77
(20.0%)	$20.35	$21.67	$22.99	$24.30	$25.62	$26.94	$28.25
(15.0%)	$21.34	$22.74	$24.14	$25.54	$26.94	$28.34	$29.74
(10.0%)	$22.33	$23.81	$25.29	$26.77	$28.25	$29.74	$31.22
(5.0%)	$23.32	$24.88	$26.44	$28.01	$29.57	$31.13	$32.70
0.0%	$24.30	$25.95	$27.60	$29.24	$30.89	$32.53	$34.18
5.0%	$25.29	$27.02	$28.75	$30.48	$32.20	$33.93	$35.66
10.0%	$26.28	$28.09	$29.90	$31.71	$33.52	$35.33	$37.14
15.0%	$27.27	$29.16	$31.05	$32.95	$34.84	$36.73	$38.62
20.0%	$28.25	$30.23	$32.20	$34.18	$36.15	$38.13	$40.10
25.0%	$29.24	$31.30	$33.36	$35.41	$37.47	$39.53	$41.59

Tangible Book Value Per Share Multiples

Discount Rate	150%	175%	200%	225%	250%	275%
8.00%	$21.72	$24.51	$27.31	$30.10	$32.89	$35.69
9.00%	$20.83	$23.50	$26.17	$28.84	$31.51	$34.17
10.00%	$19.99	$22.54	$25.09	$27.64	$30.19	$32.74
11.00%	$19.20	$21.63	$24.07	$26.51	$28.94	$31.38
12.00%	$18.44	$20.77	$23.10	$25.43	$27.76	$30.09
13.00%	$17.72	$19.95	$22.18	$24.41	$26.64	$28.86
14.00%	$17.04	$19.17	$21.30	$23.44	$25.57	$27.70

In connection with its analyses, Sandler O’Neill considered and discussed with the IBT board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the 2nd quarter of 2008; (2) the deal value per share is equal to a $30.69 blended rate per IBT share; (3) options for IBT common stock will be converted into cash; (4) IBT performed in accordance with an estimated earnings per share growth rate for the year ending December 31, 2007 as discussed with senior management of IBT and an estimated growth rate for the years ended December 31, 2008 through 2011 as discussed with senior management of IBT; and (5) S&T performed in accordance with an estimated earnings per share growth rate for the year ending December 31, 2007 as discussed with senior management of S&T and an estimated growth rate for the years ended December 31, 2008 through 2011 as discussed with senior management of S&T. The analyses indicated that for the year ending December 31, 2009, the merger would be accretive to IBT’s projected earnings per share and, at December 31, 2008 the merger would be dilutive to IBT’s tangible book value per share. From the standpoint of an S&T shareholder, for the year ending December 31, 2009, the merger would be accretive to earnings per share and, at December 31, 2008, the merger would be dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Miscellaneous. IBT has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $1,850,805, of which $175,000 became due when Sandler O’Neill rendered its opinion, and the balance of which is contingent, and payable, upon closing of the merger. IBT has also agreed to reimburse certain of Sandler O’Neill reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

In the ordinary course of its respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to IBT and S&T and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of IBT or their affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Board of Directors and Management of S&T Following Completion of the Merger

Upon completion of the merger, the current directors and officers of S&T are expected to continue in their current positions.

S&T has agreed to appoint three members of IBT’s board of directors to the board of directors of S&T and S&T Bank. S&T’s Nominating and Corporate Governance Committee will designate the members to be appointed in accordance with its policies and procedures.

Public Trading Markets

S&T common stock trades on The Nasdaq Global Select Market under the symbol “STBA.” IBT common stock is quoted on The American Stock Exchange under the symbol “IRW.” Upon completion of the merger, IBT common stock will be delisted from The American Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The S&T common stock issued in the merger will continue to be listed on The Nasdaq Global Select Market.

The shares of S&T common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act.

IBT Shareholders Do Not Have Dissenters’ Appraisal Rights in the Merger

Appraisal rights are statutory rights that allow shareholders to dissent from extraordinary transactions, such as a merger, and to demand that the corporation pay the “fair value” of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to such rights are set forth in the laws of the Commonwealth of Pennsylvania, which is the state of incorporation of IBT. These exceptions are applicable with respect to the rights of IBT shareholders in the merger. IBT shareholders are not entitled to appraisal rights under Pennsylvania law in connection with the merger because the shares of IBT’s class of common stock are listed on a national securities exchange.

Regulatory Approvals Required for the Merger

The merger is subject to certain regulatory approvals as set forth below.

Because the merger and the bank merger are occurring at the same time, the merger is subject to the approval of the FDIC under the Bank Merger Act, and the Pennsylvania Department of Banking under the Pennsylvania Banking Code, and to the prior notice to and non-objection of the Federal Reserve Bank of Cleveland under applicable Federal Reserve Board regulations.

The FDIC, in reviewing the application under the Bank Merger Act, must consider, among other factors, the competitive effect of the proposed transaction, the managerial and financial resources and future prospects of the institution involved and the effect of the proposed transaction on the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of both institutions participating in the merger under the Community Reinvestment Act in meeting the credit needs of the communities being served by each institution, including low-and moderate-income neighborhoods. Applicable regulations require publication of notice of the application and an opportunity for the public to comment on the application in writing and to request a hearing.

The merger also is subject to the approval of the Pennsylvania Department of Banking under the Pennsylvania Banking Code, which authorizes the merger of two Pennsylvania chartered banks, such as S&T Bank and Irwin Bank, provided that, among other things, the plan of merger adequately protects the interests of the depositors, other creditors and shareholders. In addition, the merger must be determined by the Pennsylvania Department of Banking to be consistent with adequate and sound banking practices and in the public interest on the basis of the financial history and condition of both parties, their future prospects, the character of the resulting institution’s management, the potential effect of the merger on competition and the convenience and needs of the areas primarily to be served by the resulting institution.

Finally, the merger is subject to the prior notice to and non-objection of the Federal Reserve Bank of Cleveland, as a transaction that does not require Federal Reserve Board approval under the Bank Holding Company Act because the bank merger (1) is occurring simultaneously with the merger, (2) is subject to the prior approval of the FDIC under the Bank Merger Act, (3) does not involve the acquisition of any non bank company requiring prior approval under the Bank Holding Company Act; and (4) both before and after the transaction, both parties meet or exceed their regulatory capital requirements. Such notice must include a copy of the Bank Merger Act application filed with the FDIC, and a description of the holding company’s involvement in the transaction, including the purchase price and the sources of funding for the transaction.

S&T has filed or will file the required applications and notices. The merger will not proceed in the absence of regulatory approvals. Although S&T does not know of any reason why it would not obtain regulatory approval in a timely manner, S&T cannot be certain when such approvals will be obtained or if they will be obtained.

The parties are not aware of any other governmental approvals or actions that may be required to consummate the merger. If any other approval or action is required, it is contemplated that such approval or action would be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

IBT’s Directors and Officers Have Financial Interests in the Merger

Certain members of management and the board of directors of IBT and Irwin Bank have interests in the merger that are in addition to and may be different from, any interests they may have as shareholders of IBT generally. These interests were considered by the IBT board of directors in connection with its adoption of the agreement and plan of merger.

Directors Change in Control Severance Plan. In connection with the merger, each outside director of IBT will receive a payment under the change in control provisions of the IBT Bancorp, Inc./Irwin Bank Directors Change in Control Severance Plan. The severance benefit amount is equal to 299% of the annual average of the total board retainers, meeting fees, committee fees and other cash compensation paid to a director during the five completed calendar years between 2003 and 2007. The estimated payments under the plan are as follows:

Director	Payment(1)
Robert Rebich, Jr.	$58,484
Grant J. Shevchik	$61,897
Charles W. Hergenroeder	$50,481
Richard L. Ryan	$63,164
Robert C. Whisner	$49,335
Thomas E. Deger	$56,760
Richard J. Hoffman	$55,166
John N. Brenzia	$60,847

(1)

Each outside director of IBT who becomes a director of S&T will not receive a payment under the Directors Change in Control Severance Plan unless such director’s service on the S&T board of directors is for less than 24 months.

Change in Control Severance Agreements. Irwin Bank has entered into Change in Control Severance Agreements with Messrs. Urtin, Suchta, Bowell and Finui. The Change in Control Severance Agreements generally provide that if the officer’s employment is terminated without just cause in connection with, or within two years after, any change in control of IBT or Irwin Bank, or if the officer voluntarily terminates employment following a change in control of IBT or Irwin Bank upon (or within 90 days following) the occurrence of certain events adverse to the officer, such officer is entitled to receive a lump sum severance payment, which we refer to as the Severance Payment. The Severance Payment is an amount equal to 2.99 (in the case of Mr. Urtin), 1.0 (in the case of Mr. Suchta), 2.0 (in the case of Mr. Bowell) and 1.0 (in the case of Mr. Finui) times the officer’s “base amount” as defined in Section 280G(b)(3) of the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code. In general, the officer’s “base amount” is the officer’s average annual taxable compensation for the five years ending prior to the change in control (or such shorter period that the officer has been employed by Irwin Bank). Each Change in Control Severance Agreement also provides that the Severance Payment will be reduced by the minimum amount necessary to ensure that the Severance Payment is not an excess parachute payment under Section 280G of the Internal Revenue Code (which, in general are subject to a 20% excise tax and are non-deductible by the payor). The lump sum cash Severance Payments are estimated to be approximately $622,000 for Mr. Urtin, $274,000 for Mr. Bowell, $91,000 for Mr. Suchta and $113,000 for Mr. Finui. In addition, the Change in Control Severance Agreements for Messrs. Bowell, Suchta, and Finui also provide that the officer and his dependents shall remain eligible to participate in the medical and dental programs offered by Irwin Bank through the longer of (i) the remaining term of the agreement or (ii) eighteen months, provided the officer reimburses Irwin Bank for the COBRA costs associated with the continuation of such coverage. In connection with entering into the merger agreement, the Change in Control Severance Agreements for Messrs. Urtin, Suchta and Finui were amended as described below.

Cancellation of Stock Options

On the effective date of the merger, each outstanding option to purchase IBT common stock will be converted into the right to receive a cash payment equal to the product of (i) the number of shares subject to such option and (ii) the dollar amount equal to (A) $31.00 less (B) the exercise price of such option, less any applicable withholding taxes. In order to receive the cash payment for their options, option holders must first submit a Stock Option Cancellation Agreement that provides that the option holder has surrendered his or her options for the option payment price and that all of IBT’s obligations relating to such options are extinguished.

The following table reflects the number of options held by each director and executive officer and the payment that each will receive in exchange for their options (before deduction of any applicable withholding taxes), assuming the individuals do not exercise any options prior to the merger closing.

Director	Number of Shares	Total Cash Payment for Options
Robert Rebich, Jr.	12,000	$188,346
Grant J. Shevchik	23,000	$323,096
Charles W. Hergenroeder	13,000	$156,780
Richard L. Ryan	20,750	$290,330
Robert C. Whisner	3,000	$27,330
Thomas E. Deger	13,000	$156,780
Richard J. Hoffman	14,000	$162,080
John N. Brenzia	13,000	$156,780
Robert A. Bowell	33,400	$476,545
David A. Finui	22,400	$301,453
Raymond G. Suchta	15,400	$172,890
Charles G. Urtin	42,400	$673,340

Employment Agreement for Robert A. Bowell

S&T Bank will enter into an employment agreement with Robert A. Bowell with a term of five years at a salary no less than his current salary, effective as of the merger effective date. The agreement will include S&T Bank’s standard severance provisions, including change in control severance provisions, the terms of which are still being negotiated. In general, the agreement will provide that:

•	Mr. Bowell will be named a Senior Vice President of S&T Bank upon the effectiveness of the merger.

•	Mr. Bowell will receive the same change-in-control protection currently provided to other S&T Bank Senior Vice Presidents.

•	All terms of the agreement will comply with the requirements of Internal Revenue Code section 409A.

Post-Closing Employment Matters for David A. Finui

S&T Bank intends to offer employment to David A. Finui, the terms of which are not yet defined. If such employment offer is not accepted by Mr. Finui, or if Mr. Finui accepts S&T Bank’s offer of employment and voluntarily terminates his employment in accordance with the terms of his Change in Control Severance Agreement within 90 days of the merger effective date, Mr. Finui will receive his Severance Payment in a lump sum. If Mr. Finui accepts S&T Bank’s offer of employment, and, S&T Bank later terminates Mr. Finui’s employment without cause within 24 months from the merger effective date, Mr. Finui will be entitled to receive the Severance Payment. Upon the payment of the Severance Payment, Mr. Finui’s Change in Control Severance Agreement terminates, except that he will be entitled to continue to participate in the group medical insurance plans of S&T Bank for himself and his dependants, with S&T Bank paying the cost of such coverage, until the earlier of his enrollment in coverage with another employer or twelve months following the merger effective date.

Post-Closing Employment Matters for Raymond G. Suchta

Under the terms of Mr. Suchta’s Change in Control Severance Agreement, if Mr. Suchta remains employed in his current position through the merger effective date, Irwin Bank will pay him his Severance Payment in accordance with the terms of his Change in Control Severance Agreement in a lump sum as of the merger effective date. Upon the payment of the Severance Payment, Mr. Suchta’s Change in Control Severance Agreement terminates, except that, he will be entitled to continue his medical insurance coverage under COBRA, with S&T Bank paying the costs of such coverage, until the earlier of his enrollment in coverage with another employer or twelve months following the merger effective date.

Post-Closing Employment Matters for Charles G. Urtin

Under the terms of Mr. Urtin’s Change in Control Severance Agreement, if Mr. Urtin remains employed in his current position through the merger effective date, Irwin Bank will pay him his Severance Payment in accordance with the terms of his Change in Control Severance Agreement in a lump sum as of the merger effective date. S&T Bank has offered Mr. Urtin at-will employment with S&T Bank at his current salary through December 31, 2008. Upon the payment of the Severance Payment, Mr. Urtin’s Change in Control Severance Agreement terminates, except that he will be entitled to continue to participate in the group medical insurance plans of S&T Bank for himself and his spouse, with premiums for such plans paid by S&T Bank (provided the benefits are not made available to him under another employer on substantially similar terms) until age 65.

Supplemental Pension Plan for Charles G. Urtin

Irwin Bank has entered into a non-qualified supplemental pension plan with Charles G. Urtin. The plan will be continued by S&T Bank after the closing of the merger, and Mr. Urtin will continue to accrue benefits under the plan until he terminates employment with S&T Bank.

S&T and S&T Bank Board of Director Seats

Effective as of the merger effective date, three members of the IBT board of directors designated prior to the merger effective date by S&T’s Nominating and Corporate Governance Committee in accordance with its policies and procedures will be appointed to the S&T board of directors and to S&T Bank’s board of directors.

Westmoreland County Advisory Board

Each of the members of the IBT board of directors not appointed to the S&T and S&T Bank board of directors will be asked to serve on S&T Bank’s Westmoreland County Advisory Board. Individuals serving as advisory directors will receive the compensation provided to advisory directors of S&T Bank, as the case may be, which will be at least $800 per year for advisory board service.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Annex A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of the IBT board of directors and the S&T board of directors has unanimously adopted the agreement and plan of merger, which provides for the merger of IBT with and into S&T. S&T will be the surviving corporation in the merger. Each share of S&T common stock issued and outstanding immediately prior to completion of the merger will remain issued and outstanding as one share of common stock of S&T. Each share of IBT common stock issued and outstanding at the effective time of the merger (with the exception of Company-Owned Stock, as defined below) will be converted into either cash or S&T common stock, as described below. See “—Consideration To Be Received in the Merger.” Company-Owned Stock means shares of IBT stock held by IBT or any of its subsidiaries or by S&T or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith. Each share of IBT common stock held as Company-Owned Stock immediately prior to the effective time of the merger will be canceled and retired and no consideration will be issued in exchange.

The S&T articles of incorporation will be the articles of incorporation, and the S&T by-laws will be the by-laws of the combined company after completion of the merger. The merger agreement provides that S&T may change the method of effecting the merger if and to the extent it deems such change to be necessary, appropriate, or desirable. No such change will alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax treatment of the merger as a reorganization under Section 368(a) of the Internal Revenue Code, or materially impede or delay completion of the merger.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the agreement and plan of merger is adopted by IBT shareholders;

•

all required governmental and regulatory consents and approvals have been obtained without a condition or restriction that S&T reasonably determines would have a material adverse effect on S&T or would be unduly burdensome; and

•	all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the Department of State of the Commonwealth of Pennsylvania. However, we may agree to a later time for completion of the merger and specify that time in accordance with Pennsylvania law. In the merger agreement, we have agreed to cause the completion of the merger to occur on the date designated by S&T that is within 30 days following the satisfaction or waiver of the conditions specified in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing, or on another mutually agreed date). It currently is anticipated that the effective time of the merger will occur in the second quarter of 2008, but we cannot guarantee when or if the merger will be completed.

Consideration To Be Received in the Merger

As a result of the merger, each IBT shareholder will have the right, with respect to each share of IBT common stock held (excluding Company-Owned Stock), to elect to receive merger consideration consisting of either cash or between 0.93 and 0.97 of a share of S&T common stock with the precise number to be determined based upon the average of the high and low sales prices for a twenty trading day period ending the day prior to the date of the special meeting, in accordance with the election and allocation procedures.

The merger agreement provides that at the effective time of the merger, each share of IBT common stock (excluding Company-Owned Stock) will be converted into either the right to receive $31.00 in cash without interest or a certain number of shares of S&T common stock, as described below.

Under the terms of the merger agreement, 55% of the total number of shares of IBT common stock outstanding at the effective time of the merger (excluding shares of IBT common stock to be cancelled) will be converted into stock consideration, and the remaining outstanding shares of IBT common stock (excluding shares of IBT common stock to be cancelled) will be converted into cash consideration. To the extent necessary to satisfy these relative proportions of types of consideration, certain allocation and proration procedures, described below in “—Proration Procedures,” will be used.

IBT shareholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline. If you are an IBT shareholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of S&T common stock or a mixture of cash and shares of S&T common stock, based on what is available after giving effect to the valid elections made by other shareholders, as well as the adjustment described below.

If you are an IBT shareholder, you may specify different elections with respect to different shares held by you (for example, if you have 100 shares, you could make a cash election with respect to 50 shares and a stock election with respect to the other 50 shares).

Cash Election

The merger agreement provides that each IBT shareholder who makes a valid cash election will have the right to receive, in exchange for each share of IBT common stock held by such holder, an amount in cash equal to $31.00 without interest. We sometimes refer to this cash amount as the “cash consideration.” However, because the percentage of the total number of shares of IBT common stock to be converted into S&T stock is fixed at 55%, an IBT shareholder who makes a cash election may nevertheless receive a mix of cash and stock. Only 45% of the total number of shares of IBT common stock outstanding will be converted into cash.

Stock Election

The merger agreement provides that each IBT shareholder who makes a valid stock election will have the right to receive, in exchange for each share of IBT common stock held, a fraction of a share of S&T common stock equal to the Stock Exchange Ratio (determined as described below). We sometimes refer to such fraction of a share of S&T common stock as the “stock consideration.” Because the percentage of the total number of shares of IBT common stock to be converted into S&T stock is fixed at 55%, an IBT shareholder who makes a stock election may nevertheless receive a mix of cash and stock.

The “Stock Exchange Ratio” is defined in the merger agreement as the quotient, rounded to four decimal places, obtained by dividing $31.00 by the S&T Share Price (as defined below) of a share of S&T common stock. In no event may the Stock Exchange Ratio be less than 0.93 or greater than 0.97. If the Stock Exchange Ratio otherwise would be less than 0.93 or greater than 0.97, then 0.93 or 0.97, respectively, will be used. The S&T Share Price of S&T common stock will be the average of the high and low sale prices of S&T common stock (as reported on Nasdaq or, if not reported thereon, in another authoritative source) for each of the twenty trading days immediately preceding the date of the special meeting.

No fractional shares of S&T common stock will be issued to any holder of IBT common stock upon completion of the merger. For each fractional share that would otherwise be issued, S&T will pay cash in an amount equal to the fraction multiplied by the S&T Share Price (as defined above). No interest will be paid or accrued on cash payable to holders in lieu of fractional shares.

Non-Election Shares

If you are an IBT shareholder and you do not make an election to receive cash or S&T common stock in the merger, your elections are not received by the exchange agent by the election deadline, your forms of election are improperly completed and/or are not signed, or you do not send together with your forms of elections your certificates representing shares of IBT common stock (or a properly completed notice of guaranteed delivery), you will be deemed to not have made an “election.” Shareholders not making an election may be paid in only cash, only S&T common stock or a mix of cash and shares of S&T common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other IBT shareholders using the proration adjustment described below.

Proration Procedures

If, after taking into account all valid elections, exactly 55% of the total outstanding shares of IBT common stock would be converted into stock, then any IBT shareholders who elected to receive any portion of the merger consideration in cash and any IBT shareholders who did not make an election will be entitled to receive only cash. If exactly 45% of the total outstanding shares of IBT common stock would be converted into cash, then any IBT shareholders who elected to receive any portion of the merger consideration in stock and any IBT shareholders who did not make an election will be entitled to receive only stock.

If, after taking into account all valid elections, more than 45% of the total outstanding shares of IBT common stock would be converted into cash, then, any IBT shareholders who elected to receive any portion of the merger consideration in S&T common stock will be entitled to receive only stock, and, as a group, any IBT shareholders who elected to receive any portion of the merger consideration in cash and any IBT shareholders who did not make an election, will be subject to a proration process that will result in the holder receiving shares of S&T common stock in lieu of some cash. Notwithstanding the foregoing, record holders of less than 100 shares of IBT common stock on the date of the merger agreement who elect to receive cash will not be required to take any stock.

Similarly, if after taking into account all valid elections, more than 55% of the total outstanding shares of IBT common stock would be converted into S&T common stock, then, as a group, any IBT shareholders who elected to receive any portion of the merger consideration in cash and any IBT shareholders who did not make an election, will be entitled to receive only cash, and any IBT shareholders who elected to receive any portion of the merger consideration in S&T common stock, will be subject to a proration process that will result in the holder receiving cash in lieu of some S&T common stock.

Finally, if either 100% of the total outstanding shares of IBT common stock would be converted into all stock or all cash, the merger consideration will be distributed on a pro rata basis to all shareholders such that 45% of the shares are converted into cash and 55% are converted into stock.

Notwithstanding these proration rules, in order that the tax opinion described under “Material United States Federal Income Tax Consequences of the Merger” (page 64) can be rendered, it may be necessary for S&T to reduce the number of IBT common shares that will be converted into the right to receive cash and correspondingly increase the number of IBT common shares that will be converted into S&T common stock above the number otherwise determined under the terms of the merger agreement. If this is necessary, the allocation and proration procedures described above will remain the same except that they will be based on this higher number of IBT common shares to be converted into S&T common stock.

We are not making any recommendation as to whether IBT shareholders should elect to receive only S&T common stock, only cash or a combination of both types of consideration. We are also not making any recommendation as to whether IBT shareholders should elect to receive a specific ratio of cash or S&T common stock. Each IBT shareholder must make his or her own decision with respect to the election to receive S&T common stock, cash or a combination thereof for his or her shares of IBT stock. In addition, because the tax consequences of receiving cash will differ from the tax consequences of receiving S&T common stock, each shareholder should carefully read the discussion included below under “Material United States Federal Income Tax Consequences of the Merger” (page 64) and consult their personal tax advisor.

Treatment of IBT Stock Options

Each outstanding option to purchase shares of IBT common stock granted under any IBT stock option plan, whether or not then exercisable, will be cancelled in exchange for the right to receive an amount equal to the difference between $31.00 and the exercise price of such IBT stock options.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of IBT common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after completion of the merger but in any event within five business days, the exchange agent will exchange certificates representing shares of IBT common stock for the merger consideration, without interest, to be received in the merger pursuant to the terms of the merger agreement. However, if you have not previously submitted your stock certificates, you will be required to submit your certificates before you will receive your merger consideration. American Stock Transfer and Trust Company will be the exchange agent in the merger and will receive your form of election, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Form of Election

The form of election and related transmittal materials are being mailed to IBT shareholders separately following the mailing of this document. The form of election and related documents will allow you to make cash or stock elections or a combination of both.

Unless otherwise agreed to in advance by S&T and IBT, the election deadline will be May 12, 2008, which is the business day prior to the IBT special shareholders’ meeting.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of IBT common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of IBT common stock. Shares of IBT common stock as to which the holder has not made a valid election prior to the election deadline will be treated as non-election shares.

To make a valid election, each IBT shareholder must submit a properly completed form of election, together with stock certificates, so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. A form of election will be properly completed only if accompanied by certificates representing all shares of IBT common stock covered by the form of election (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as will be described in the form of election). If you are an IBT shareholder and you cannot deliver your stock certificates to the exchange agent by the election deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent by 5:00 p.m., local time for the exchange agent, on the business day prior to the election deadline accompanied by a properly completed and signed revised form of election. IBT shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made elections, you will be unable to revoke your elections or sell your shares of IBT common stock during the interval between the election deadline and the date of completion of the merger.

Shares of IBT common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal

Soon after the completion of the merger, the exchange agent will mail a letter of transmittal to only those persons who were IBT shareholders at the effective time of the merger and who have not previously submitted a form of election and properly surrendered shares of IBT common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of IBT common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for IBT common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

Dividends and Distributions

Until IBT common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to S&T common stock into which shares of IBT common stock may have been converted will accrue but will not be paid. S&T will pay to former IBT shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their IBT stock certificates.

Prior to the effective time of the merger, IBT and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	regular quarterly cash dividends at a rate not to exceed $0.25 per share of IBT common stock with record dates and payment dates consistent with past practice; and

•	dividends paid by any wholly-owned IBT subsidiary to its parent company.

IBT and S&T have agreed to coordinate declaration of dividends so that holders of IBT common stock will not receive two dividends, or fail to receive one dividend, for any quarter with respect to their IBT common stock and any S&T common stock any holder receives in the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties of IBT and S&T relating to their respective businesses. The representations must be true and correct in all material respects, as of the date of the merger agreement and as of the effective date as though made on and as of the effective date (except that representations and warranties that by their terms speak as of the date of the merger agreement or some other date will be true and correct in all material respects as of such date). The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of S&T and IBT has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of breach or violations of organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements, internal controls and accounting;

•	the absence of circumstances and events reasonably likely to have a material adverse effect;

•	legal proceedings;

•	regulatory matters;

•	compliance with applicable laws;

•	environmental liabilities;

•	risk management arrangements;

•	maintenance of books and records;

•	Bank Secrecy Act and anti-money laundering compliance matters;

•	off balance sheet transactions; and

•	the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, IBT has made other representations and warranties about itself to S&T as to:

•	its subsidiaries;

•	material contracts, exclusivity arrangements, and other certain types of contracts;

•	absence of actions giving rise to any valid claim for a brokerage commission or finder’s fee;

•	employee matters, including employee benefit plans;

•	labor matters;

•	the inapplicability of state takeover laws;

•	tax matters;

•	insurance coverage;

•	properties;

•	investment and loan portfolios;

•	allowance for loan losses;

•	repurchase agreements;

•	deposit insurance;

•	annual disclosure statement;

•	absence of rights of dissent and appraisal; and

•	the receipt of a financial advisor’s fairness opinion.

S&T also has made representations and warranties to IBT regarding the availability of cash to pay the cash portion of the merger consideration and the authorization and valid issuance of the S&T common stock to pay the stock portion of the merger consideration.

The representations and warranties described above and included in the merger agreement were made by each of S&T and IBT to the other party. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by S&T and IBT in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between S&T and IBT rather than to establish matters as facts. The merger agreement is described herein, and included as Annex A to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding IBT, S&T or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 81.

Covenants and Agreements

Each of IBT and S&T has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time of the merger. In general, each of S&T and IBT agreed to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the merger as promptly as practicable.

IBT has agreed to operate its business only in the ordinary course and to use reasonable best efforts to preserve intact its business organization and assets and maintain its rights, franchises, and existing relations with customers, suppliers, employees and business associates. In addition, IBT has agreed that, with certain exceptions and except with S&T’s prior written consent (which is not to be unreasonably withheld), IBT will not, and will not permit any of its subsidiaries to, among other things, undertake the following extraordinary actions:

•

enter into any new material line of business or change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation, or policies imposed by any governmental authority;

•

issue, sell, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of IBT stock other than pursuant to rights outstanding, or permit any additional shares of IBT common stock to become subject to new grants of employee or director stock options or similar stock-based employee rights;

•

make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth above in “—Conversion of Shares; Exchange of Certificates—Dividends and Distributions”;

•	take specified actions relating to director and employee compensation, benefits, hiring and promotion;

•	undertake extraordinary corporate transactions, such as mergers and acquisitions, or other transactions, such as sales of assets outside the ordinary course of business;

•	amend any provision of its restated articles of incorporation, by-laws or similar governing documents;

•

implement or adopt any change in its accounting principles, practices or methods, other than as may be required by United States generally accepted accounting principles or regulatory accounting principles;

•	other than in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect or terminate any material contract;

•

other than in the ordinary course of business consistent with past practice, settle any claim other than payments in cash in an amount that is not material to IBT and its subsidiaries, and that do not create negative precedent for any other material claim, action or proceeding;

•	take any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

take any action that would result in any of the representations and warranties becoming untrue or that would cause the failure of a closing condition or violation of any provision of the merger agreement, except as required by applicable law or regulation;

•

except pursuant to applicable law or regulation or by the FDIC or other regulatory authority, implement or adopt any material change in its risk management policies, procedures, or practices, or fail to follow its existing policies or practices with respect to risk management, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to risk;

•	incur any indebtedness for borrowed money in excess of $100,000 other than in the ordinary course of business consistent with past practice;

•	make any capital expenditures or commitments in excess of $25,000 individually, or $200,000 in the aggregate, other than as previously committed;

•	close or relocate any offices at which business is conducted or open any new offices or ATMs, except as previously disclosed;

•

make, change, or revoke any material tax election, adopt or change an annual tax accounting period, change any tax accounting method, file any material amended tax return, enter into any closing agreement with respect to taxes, settle any material tax claim or surrender any material claim for a refund of taxes; or

•	agree or commit to do any of the actions prohibited by the preceding bullets.

S&T has agreed that, except with IBT’s prior written consent (which is not to be unreasonably withheld), S&T will not take any action that would: (i) result in any of the conditions to the merger not being satisfied; (ii) prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; or (iii) cause any of its representations or warranties to become untrue.

The merger agreement also contains mutual covenants relating to the preparation of this document, the regulatory applications and the holding of the special meeting of IBT shareholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. IBT and S&T have also agreed to use all reasonable best efforts to take all actions needed to obtain necessary governmental and third party consents and to consummate the transactions contemplated by the merger agreement.

Bank Merger

S&T and IBT have agreed to enter into a merger agreement pursuant to which Irwin Bank will merge with and into S&T Bank as soon as practicable after the execution of the parent merger agreement. The bank merger is intended to become effective simultaneously with or immediately following the closing of the merger of the parent companies.

Reasonable Best Efforts of IBT to Obtain the Required Shareholder Vote

IBT has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder adoption of the agreement and plan of merger. IBT will use all reasonable lawful action to obtain such approval. Subject to its fiduciary duties, as determined in good faith after consultation with its outside legal counsel, IBT’s board of directors has agreed to recommend that its shareholders vote in favor of the agreement and plan of merger.

Agreement Not to Solicit Other Offers

IBT also has agreed that it, its subsidiaries and their officers, directors, employees, representatives, agents or affiliates will not, directly or indirectly:

•

initiate, solicit, or encourage any inquiries or proposals that constitute, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below) or enter into or maintain or continue any discussions or negotiations with respect to such inquires; or

•	enter into any agreement regarding any Acquisition Proposal or authorize or permit any of its officers, directors, employees, subsidiaries or any representative to take any such action.

However, IBT may consider and participate in discussions and negotiations with respect to an unsolicited Acquisition Proposal if the IBT board of directors determines in good faith (after consultation with outside legal counsel and financial advisors) that failure to take these actions would be reasonably likely to violate its fiduciary duties. In addition, IBT must not provide confidential information or data to any person in connection with an Acquisition Proposal unless the person has executed a confidentiality agreement on terms at least as favorable as the terms contained in the confidentiality agreement between IBT and S&T.

IBT has agreed:

•

to notify S&T within two business days after receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, or any material change to any Acquisition Proposal, or any request for nonpublic information relating to IBT or any of its subsidiaries or for access to the properties, books or records of IBT or any of its subsidiaries by any person or entity that informs the board of directors of IBT that it is considering making, or has made, an Acquisition Proposal, and to provide S&T with relevant information regarding such inquiry, proposal, modification or amendment;

•	to keep S&T fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto;

•

not to release any third party from the confidentiality and standstill provisions of any agreement to which IBT or its subsidiaries is or may become a party and to take all steps necessary to terminate any approval that may have been given under any such provisions authorizing any person to make an Acquisition Proposal; and

•

to cease any existing discussions or negotiations with any persons with respect to any Acquisition Proposal, and to use reasonable best efforts to cause all persons other than S&T who have been furnished with confidential information in connection with an Acquisition Proposal within the twelve months prior to the date of the merger agreement to return or destroy such information.

Acquisition Proposal means any proposal or offer as to any of the following (other than the merger with S&T) involving IBT or any of its subsidiaries:

•	any merger, consolidation, share exchange, business combination or other similar transaction;

•	any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of its consolidated assets or liabilities in a single transaction or series of transactions;

•	any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of capital stock; or

•	any public announcement of a proposal, plan or intention to do, or any agreement to engage in, any of the actions listed in the foregoing bullets.

Expenses and Fees

In general, each of S&T and IBT will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying, printing and distributing) of this document, and all listing, filing or registration fees, including, without limitation, fees paid for filing this document with the SEC and any other fees paid for filings with any governmental authorities will be borne equally by IBT and S&T.

Employee Matters

All employees of IBT and its subsidiaries as of immediately prior to the merger will be employed by S&T or its subsidiaries after the merger and their employment will be subject to S&T’s usual terms, conditions and policies of employment. IBT employees will be entitled to participate in all benefit plans and programs on the same basis as other similarly-situated S&T employees, including but not limited to, vacation, health, life insurance, disability insurance, defined benefit pension plans, and salary deferral plans. For the calendar year including the date of merger, IBT employees will not have to satisfy any deductible, co-payment, out-of-pocket maximum, or similar requirements under the benefit plans maintained by S&T or its subsidiaries that provide medical, dental and other welfare benefits to the extent of amounts previously credited for such purposes under IBT plans that provide medical, dental and other welfare benefits. S&T has agreed to waive any waiting periods, pre-existing conditions exclusions and requirements to show evidence of good health under any S&T health plans, except to the extent any such waiting period, pre-existing condition, exclusion, or requirement to show evidence of good health applied under the applicable IBT plan, in which the participant then participated or was eligible to participate as of immediately prior to the effective time of the merger.

However, S&T has no obligation to continue the employment of any IBT employee for any period following the merger and may review employee benefits programs from time to time and make such changes as it deems appropriate.

None of the employment provisions discussed in this section will create any third party beneficiary rights in any employee of IBT or its subsidiaries (including any beneficiary or dependent of any employee) in respect of continued employment, resumed employment or any other matter.

Additionally, IBT has agreed to take all actions that may be requested by S&T in writing with respect to: (i) terminating IBT benefit plans; (ii) causing benefit accrual and entitlements under any plan to cease; (iii) causing the continuation of any contract, arrangement, or insurance policy relating to any plan for a period requested by S&T; or (iv) facilitating the merger of any plan into an employee benefit plan maintained by S&T.

Employment Agreements

S&T has agreed to honor certain change in control agreements for IBT’s executives. See “The Merger—IBT’s Directors and Officers Have Financial Interests in the Merger” on page 38.

Severance Benefits

Certain IBT employees will be eligible for severance benefits through the Irwin Bank Discretionary Employment Transition Plan. In the event of closure or relocation of a function, operation, or facility, S&T will make every reasonable effort to place affected employees in other open, comparable positions in S&T Bank, or at new or other divisions or locations of S&T Bank. An employee who is offered a comparable position within S&T Bank will not be eligible for severance pay under the Discretionary Employment Transition Plan. An employee for whom no position can be found, or who is offered a non-comparable position and does not accept, will be eligible for severance pay. Employees who are eligible for and elect to participate in the Early Retirement Incentive Program will not be eligible for severance benefits.

The amount of severance will vary depending on years of service since the employee’s most recent hire date at IBT. Severed employees will also have the right to continue medical benefits under COBRA (at IBT COBRA rates) for a period of up to 18 months from the time of separation (29 months in cases of disabled employees or eligible dependents) by paying the premium costs. S&T Bank will make COBRA premium payments for affected employees who elect continuation coverage during their individual severance periods unless or until similar benefits are made available through a new employer. Life insurance and long-term disability benefits will terminate as of the date of separation. Participation in the 401(k) and service credit for pension calculation purposes will terminate on the last day of active employment. Earned but unused vacation and floating holiday time will be paid out in a lump sum at the time of severance to all affected full-time employees. Severed employees rehired by S&T within the severance period will not be eligible for severance pay after the date of re-employment.

Special Early Retirement Incentive Program

Certain IBT employees will be eligible to participate in the 2008 Special Early Retirement Incentive Program as of the effective date of the merger. The voluntary program is available to all IBT employees who are age 50 or older with 15 or more years of vesting service, or age 55 or older with 10 or more years of vesting service, as of the date of acquisition of IBT by S&T. The program provides for an increased retirement benefit, payable from IBT’s Pension Plan. Generally, benefits under IBT’s Pension Plan are based on an employee’s pay and service as of his or her retirement date, and the full amount of the benefit is only available if an employee elects to commence payments at age 65. Earlier payment election results in a reduction of benefits, based on the employee’s age when payments begin. The enhancement under the 2008 Special Early Retirement Incentive Program provides credit for five additional years to be added in any combination of whole year increments to the employee’s actual age and years of service at retirement, thereby increasing benefits.

Indemnification and Insurance

The merger agreement provides that in the event of any threatened or actual claim, action, suit, proceeding or investigation in which any person who is or has been a director or officer of IBT or is threatened to be made party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of IBT or any of its subsidiaries or predecessors, or (ii) the merger agreement, IBT and S&T will cooperate and use their best efforts to defend against and respond thereto. S&T has agreed to indemnify and hold harmless each such indemnified party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each party to the fullest extent permitted by law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit proceeding or investigation. Additionally, the indemnified parties may retain counsel reasonably satisfactory to them after consultation with S&T. However, S&T retains the right to assume the defense thereof and upon such assumption S&T will not be liable to any indemnified party for any legal expenses of other counsel or any other expenses subsequently incurred in connection with the defense thereof, except that if S&T elects not to assume such defense or counsel or the indemnified party reasonably advises that there are issues which raise conflicts of interest between S&T and the indemnified party, the indemnified party may retain counsel reasonably satisfactory to him after notification and S&T will pay the reasonable fees and expenses. Under the merger agreement, S&T is obligated to pay for only one firm of counsel for all indemnified parties, and S&T is not liable for any settlement effected without its prior written consent (which will not be unreasonably withheld). S&T will have no further obligation to any indemnified party when and if a court of competent jurisdiction ultimately determines, and such determination is final and non-appealable, that indemnification is prohibited by law. S&T’s indemnification obligations continue for six years after completion of the merger, but the right to indemnification in respect of any claim asserted within that time period continues until the final disposition of the claim.

The merger agreement requires S&T to maintain in effect for six years after completion of the merger the current rights of IBT directors, officers and employees to indemnification under the IBT restated articles of incorporation or the IBT by-laws or similar governing documents. The merger agreement also provides that, upon completion of the merger, S&T will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of IBT and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that S&T will maintain for a period of three years after completion of the merger IBT’s current directors’ and officers’ liability insurance policies, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring prior to the effective time of the merger, except that S&T is not required to incur an annual premium expense greater than 150% of IBT’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the agreement and plan of merger by the requisite vote of IBT shareholders;

•	the approval of the listing of S&T common stock to be issued in the merger on Nasdaq, subject to official notice of issuance;

•

the effectiveness of the registration statement of which this document is a part with respect to the S&T common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the receipt by each of S&T and IBT of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•

the receipt and effectiveness of all governmental and other approvals, registrations and consents on terms and conditions that would not have a material adverse effect or be unduly burdensome on S&T, and the expiration of all related waiting periods required to complete the merger;

•

the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement.

Each of S&T’s and IBT’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•	the absence of a material adverse effect on the other party; and

•	the truth and correctness of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

In addition, the obligation of IBT to complete the merger is conditioned on receipt of a certificate from the exchange agent certifying that the aggregate cash consideration has been deposited in an escrow account together with an irrevocable authorization to issue sufficient shares of S&T common stock to satisfy the stock portion of the consideration. The obligation of S&T to complete the merger is additionally subject to the condition that the rights under IBT’s shareholder rights plan have not become exercisable.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion by mutual consent or by either party in the following circumstances:

•

if there is a breach by the other party that would cause the failure of the closing conditions, unless the breach is capable of being, and is, cured within 30 days of notice of the breach and the terminating party is not itself in material breach;

•

if the merger has not been completed by September 30, 2008, unless the failure to complete the merger by that date arises out of or results from the knowing action or inaction of the party seeking to terminate;

•	if any of the required regulatory approvals are denied (and the denial is final and non-appealable); or

•	if the shareholders of IBT fail to adopt the agreement and plan of merger at the special meeting.

In addition, S&T may terminate the merger agreement if the IBT board of directors fails to recommend that IBT shareholders adopt the agreement and plan of merger, withdraws, or materially modifies, or proposes to withdraw, or materially modify in a manner adverse to S&T its recommendation of the merger to shareholders, recommends a competing merger proposal.

IBT may terminate the merger agreement in order to enter into an agreement with another party if it receives a Superior Proposal (as defined below) if the following conditions are satisfied:

•	the proposal was not obtained in violation of the terms of the merger agreement;

•

IBT has provided S&T with written notice of IBT’s receipt of a Superior Proposal and the material terms of the proposal and stated whether IBT intends to enter into a definitive agreement with respect to the Superior Proposal;

•	IBT has waited five business days after S&T’s receipt of the written notice described above; and

•	S&T has failed to make such adjustments in the terms and conditions of the merger agreement as would enable IBT to proceed with the merger on such adjusted terms.

A Superior Proposal is an acquisition proposal that IBT’s board of directors determines, after consultation with its financial advisor, is superior to the merger from a financial point of view to IBT’s shareholders.

In addition, IBT may terminate the merger agreement within three business days of the Determination Date (Determination Date means the first date on which all regulatory approvals, and waivers, if applicable, necessary for consummation of the merger and the transactions contemplated by the merger agreement have been received)

if its board of directors determines that both of the following conditions have occurred and gives written notice to S&T of such determination:

•

the average of the daily closing sales prices of a share of S&T common stock as reported on Nasdaq for the twenty consecutive trading days immediately preceding the Determination Date is less than 85% of the closing sale price of S&T common stock on the last trading date before the date of the merger agreement; and

•

the average of the daily closing sales prices of a share of S&T common stock as reported on Nasdaq for the twenty consecutive trading days immediately preceding the Determination Date is such that the price performance of S&T common stock is lower than the price performance of the Nasdaq Bank Index minus 15%.

However, IBT may not terminate in these circumstances if S&T exercises its option to increase the number of S&T common shares to be received by IBT shareholders such that the implied value of the merger would be equivalent to the minimum implied value that would have had to exist for the above price-based termination right to have not been triggered.

Effect of Termination. If the merger agreement is terminated, it will become void, and there will be no liability on the part of S&T or IBT, except that (1) both S&T and IBT will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Termination Fee

In the event that the merger agreement is terminated because:

•

(1) IBT materially breaches any representation, warranty or covenant contained in the merger agreement, (2) the IBT board of directors fails to recommend that IBT shareholders adopt the agreement and plan of merger, withdraws or modifies its recommendation in a manner adverse to S&T, or recommends an alternative business combination proposal, (3) the IBT shareholders fail to adopt the merger agreement, or (4) IBT terminates the agreement to accept a superior proposal and in all instances, prior to the termination, an alternative acquisition proposal was commenced or publicly announced and, in all cases, IBT then enters into a definitive agreement relating to a competing takeover proposal before the eighteen month anniversary of the termination; or

•

prior to termination a competing takeover proposal is made to IBT or its shareholders or has been publicly announced, the agreement is then terminated by S&T because IBT does not call a meeting to vote on the merger agreement or fails to recommend adoption of the merger agreement and IBT then enters into a definitive agreement relating to a competing takeover proposal before the eighteen month anniversary of the receipt of the competing proposal,

IBT will pay S&T a $6.5 million termination fee.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by written agreement between IBT and S&T executed in the same manner as the merger agreement.

At any time prior to the completion of the merger, each of us, by action taken or authorized by our respective board of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

However, after any approval of the transactions contemplated by the agreement and plan of merger by the IBT shareholders, no amendments or waivers may be made that would require resubmission of the agreement and plan of merger to the IBT shareholders.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following table sets forth information about S&T’s financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger of IBT with and into S&T. This information is called pro forma financial information in this proxy statement/prospectus. The table shows the information as if the IBT merger had become effective on September 30, 2007, in the case of balance sheet data, on January 1, 2006, in the case of the December 31, 2006 income statement data, and on January 1, 2007 in the case of the September 30, 2007 income statement data. This pro forma information assumes that the merger with IBT is accounted for using the purchase method of accounting and represents a current estimate based on available information about S&T’s and IBT’s results of operations. See “Accounting Treatment” on page 63.

The pro forma financial information includes adjustments to record the assets and liabilities of IBT at their estimated fair values and is subject to further adjustment, possibly material, as additional information becomes available and as further analyses are completed. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of S&T incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 81.

The pro forma financial information, while helpful in illustrating the combined financial condition and results of operations of IBT and S&T once the merger with IBT is completed under a particular set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies and asset dispositions, among other possibilities, and post-merger integration costs that may occur as a result of the merger and, accordingly, does not attempt to predict future results. The pro forma financial information also does not necessarily reflect what the combined historical results of operations of S&T and IBT would have been had they been merged during these periods.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

	As of September 30, 2007
	S&T Bancorp	IBT Bancorp	Pro Forma Adjustments			Pro Forma Consolidated
	(dollars in thousands)
ASSETS
Cash and due from banks	$61,192	$21,388	$53,750	(A	)	$82,665
			(75,051)	(B	)
			(5,614)	(C	)
			27,000	(N	)
Securities available for sale	363,838	238,693	(8,846)	(H	)	566,685
			(27,000)	(N	)
Other investments	11,312	5,128				16,440
Loans held for sale	1,336	7,299				8,635
Portfolio loans, net of allowance for loan losses	2,716,084	473,416	2,326	(I	)	3,191,826
Premises and equipment, net	37,262	5,212				42,474
Goodwill	50,087	—	99,909	(E	)	149,996
Other intangibles, net	4,591	—	17,145	(F	)	22,682
			946	(G	)
Bank owned life insurance	35,260	12,739				47,999
Deferred tax asset	16,862	2,550				19,412
Other assets	63,922	7,399	250	(A	)	71,571

Total Assets	$3,361,746	$773,824	$84,815			$4,220,385

LIABILITIES
Deposits:
Noninterest-bearing demand	$452,140	$84,272				$536,412
Interest-bearing demand	154,623	56,224				210,847
Money market	139,904	58,828				198,732
Savings	939,443	62,864				1,002,307
Time deposits	934,066	318,320	296	(J	)	1,252,682

Total Deposits	2,620,176	580,508	296			3,200,980
Securities sold under repurchase agreements and federal funds purchased	95,809	57,828				153,637
Short-term borrowings	30,000	15,756				45,756
Long-term borrowings	211,255	51,000	(610)	(K	)	261,645
Junior subordinated debt securities	25,000	—	54,000	(A	)	79,000
Deferred tax liability	13,650	—	(518)	(H	)	20,388
			7,256	(M	)
Other liabilities	37,993	5,847	8,853	(L	)	52,693

Total Liabilities	3,033,883	710,939	69,277			3,814,099
SHAREHOLDERS’ EQUITY
Common stock	74,285	7,456	(7,456)	(D	)	81,460
			7,175	(B	)
Additional paid-in capital	26,908	—	72,209	(B	)	99,117
Retained earnings	369,954	60,542	(60,542)	(D	)	369,954
Accumulated other comprehensive income (loss)	(284)	(1,605)	1,605	(D	)	(1,245)
			(961)	(H	)
Treasury stock	(143,000)	(3,508)	3,508	(D	)	(143,000)

Total Shareholders’ Equity	327,863	62,885	15,538			406,286

Total Liabilities and Shareholders’ Equity	$3,361,746	$773,824	$84,815			$4,220,385

See Notes to Unaudited Pro Forma Combined Condensed Financial Information.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

	For the Nine Months Ended September 30, 2007
	S&T Bancorp	IBT Bancorp	Pro Forma Adjustments			Pro Forma Consolidated
	(dollars in thousands, except per share)
INTEREST INCOME
Loans, including fees	$149,625	$24,404	(270)	(I	)	$173,759
Federal funds sold	33	10				43
Investment securities:
Taxable	8,999	6,172	(459)	(N	)	14,712
Tax-exempt	1,961	2,066				4,027
Dividends	1,351	226	(355)	(H	)	880
			(342)	(N	)

Total Interest Income	161,969	32,878	(1,426)			193,421

INTEREST EXPENSE
Deposits	60,357	12,532	(144)	(J	)	72,745
Securities sold under repurchase agreements and federal funds purchased	3,385	1,344	200	(C	)	5,244
			315	(L	)
Short-term borrowings	1,966	795				2,761
Long-term borrowings and capital securities	9,824	1,622	3,544	(A	)	15,057
			67	(K	)

Total Interest Expense	75,532	16,293	3,982			95,807

NET INTEREST INCOME	86,437	16,585	(5,408)			97,614
Provision for loan losses	4,625	750				5,375

Net Interest Income After Provision for Loan Losses	81,812	15,835	(5,408)			92,239

NONINTEREST INCOME
Security gain and (losses), net	3,265	(41)				3,224
Service charges on deposit accounts	7,477	2,790				10,267
Wealth management fees	5,585	382				5,967
Letter of credit fees	1,568	25				1,593
Insurance commissions	5,559	358				5,917
Mortgage banking	613	86				699
Other	7,257	1,421				8,678

Total Noninterest Income	31,324	5,021	0			36,345

NONINTEREST EXPENSE
Salaries and employee benefits	29,917	6,748				36,665
Occupancy, net	4,375	1,255				5,630
Furniture and equipment	2,756	359				3,115
Other taxes	2,123	478				2,601
Data processing	3,714	750				4,464
Marketing	1,810	410				2,220
Amortization of intangibles	233		1,304	(F	)	1,608
			71	(G	)
FDIC assessment	227	50				277
Other	8,624	3,059				11,683

Total Noninterest Expense	53,779	13,109	1,375			68,263

Income Before Taxes	59,357	7,747	6,783			60,321
Applicable Income Taxes	16,524	1,796	(1,888)			16,432

Net Income	$42,833	$5,951	$(4,895)			$43,889

Earnings per common share:
Net Income—Basic	$1.73	$1.01				$1.59
Net Income—Diluted	1.72	1.01				1.58
Dividends declared per common share	0.90	0.75				0.90
Weighted Average Common Shares Outstanding—Basic	24,798	5,874	$(5,874)	(D	)	27,668
			2,870	(B	)
Weighted Average Common Shares Outstanding—Diluted	24,960	5,951	(5,951)	(D	)	27,830
			2,870	(B	)

See Notes to Unaudited Pro Forma Combined Condensed Financial Information.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

	For the Year Ended December 31, 2006
	S&T Bancorp	IBT Bancorp	Pro Forma Adjustments			Pro Forma Consolidated
	(dollars in thousands, except per share)
INTEREST INCOME
Loans, including fees	$185,544	$30,616	$(360)	(I	)	$215,800
Federal funds sold	101	106				207
Investment securities:
Taxable	14,293	6,723	(612)	(N	)	20,404
Tax-exempt	2,694	2,636				5,330
Dividends	2,070	312	(473)	(H	)	1,453
			(456)	(N	)

Total Interest Income	204,702	40,393	(1,901)			243,194
INTEREST EXPENSE
Deposit	73,529	13,520	(192)	(J	)	86,857
Securities sold under repurchase agreements and federal funds purchased	5,171	1,661	267	(C	)	7,520
			421	(L	)
Short-term borrowings	4,424	860				5,284
Long-term borrowings and capital securities	8,460	2,473	4,725	(A	)	15,748
			90	(K	)

Total Interest Expense	91,584	18,514	5,311			115,409

NET INTEREST INCOME	113,118	21,879	(7,212)			127,785
Provision for loan losses	9,380	1,500				10,880

Net Interest Income After Provision for Loan Losses	103,738	20,379	(7,212)			116,905
NONINTEREST INCOME
Security gains, net	5,481	781				6,262
Service charges on deposit accounts	10,412	3,761				14,173
Wealth management fees	7,862	466				8,328
Letter of credit fees	2,284	32				2,316
Insurance commissions	6,637	473				7,110
Mortgage banking	703	93				796
Other	7,011	1,743				8,754

Total Noninterest Income	40,390	7,349	0			47,739
NONINTEREST EXPENSE
Salaries and employee benefits	37,601	8,899				46,500
Occupancy, net	5,101	1,624				6,725
Furniture and equipment	3,297	387				3,684
Other taxes	2,973	589				3,562
Data processing	4,852	1,114				5,966
Marketing	2,478	432				2,910
Amortization of intangibles	325	—	1,739	(F	)	2,159
			95	(G	)
FDIC assessment	302	65				367
Other	12,350	4,127				16,477

Total Noninterest Expense	69,279	17,237	1,834			88,350

Income Before Taxes	74,849	10,491	(9,046)			76,294
Applicable Income Taxes	21,513	2,035	(2,600)			20,948

Net Income	$53,336	$8,456	$(6,446)			$55,346

Earnings per common share:
Net Income—Basic	$2.07	$1.43				1.93
Net Income—Diluted	2.06	1.42				1.92
Dividends declared per common share	1.17	1.00				1.17
Weighted Average Common Shares Outstanding—Basic	25,735	5,896	$(5,896)	(D	)	28,605
			2,870	(B	)
Weighted Average Common Shares Outstanding—Diluted	25,940	5,946	(5,946)	(D	)	28,810
			2,870	(B	)

See Notes to Unaudited Pro Forma Combined Condensed Financial Information.

NOTES TO THE UNAUDITED PRO FORMA COMBINED

CONDENSED FINANCIAL INFORMATION

Note 1—Basis of Pro Forma Presentation

The preceding tables set forth information about S&T’s financial condition and results of operations, including per share, after giving effect to the merger of IBT with and into S&T. This information is called pro forma financial information in this proxy statement/prospectus. The table shows the information as if the merger had become effective on September 30, 2007, in the case of balance sheet data, on January 1, 2006, in the case of the December 31, 2006 income statement data and on January 1, 2007, in the case of the September 30, 2007 income statement data.

The estimated purchase price of $168.9 million for IBT as of the date of the merger agreement is based on $27.66, the per share price of S&T common stock on January 22, 2008, the latest practicable date prior to completion of this document.

The merger will be accounted for using the purchase method of accounting; accordingly, S&T’s cost to acquire IBT will be allocated to the assets acquired (including identifiable intangible assets) and liabilities assumed from IBT at their respective fair values on the date the merger is completed. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of IBT and S&T incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 81.

The selected consolidated unaudited pro forma financial information includes estimated adjustments to record the assets and liabilities of IBT at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of IBT’s tangible, and identifiable intangible, assets and liabilities as of the closing date as well as the final purchase price. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this proxy statement/prospectus. Increases or decreases in the fair value of the net assets, commitments, contracts and other items of IBT compared to the information shown in this proxy statement/prospectus may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities.

The selected consolidated unaudited pro forma financial information presented in this proxy statement/prospectus does not necessarily indicate the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable period presented, does not reflect the impact of possible revenue enhancements, expense efficiencies or asset dispositions, and is not indicative of the results of operations in future periods or the future financial position of the combined company.

The allocation of the purchase price follows:

	September 30, 2007
	(dollars and shares in thousands except per share data)
Purchase Price:
Purchase Price Assigned to Stock:
Shares exchanged for stock	2,959
Exchange ratio	0.97

S&T common stock to be issued	2,870
Market value per S&T common share	$27.66

Purchase price assigned to shares exchanged for stock		$79,384
Purchase Price Assigned to Cash:
Shares exchanged for cash	2,421
Cash purchase price per IBT common share	$31.00

Purchase price assigned to shares exchanged for cash		75,051
Purchase price assigned to options cashed out		5,614
Transaction costs		8,853

Total Purchase Price		168,902
Net Assets Acquired:
IBT shareholders’ equity	62,885
Cash out book value of IBT shares owned by S&T	(7,367)
Estimated adjustments to reflect assets acquired at fair value:
Core deposit intangible	17,145
Loans	2,326
Customer list intangibles	946
Estimated adjustments to reflect liabilities acquired at fair value:
Time deposits	(296)
FHLB Advances	610
Deferred tax liability	(7,256)

		68,993

Goodwill resulting from merger:		$99,909

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(A)	Estimated proceeds from a $54 million trust preferred securities debt offering by S&T. The offering is anticipated to occur during the second quarter of 2008. Related interest expense is computed at 8.75% per annum. The estimated debt issuance costs are $250,000.

(B)	To record the purchase price for the settlement of 55% of the IBT shares exchanged for S&T common stock and 45% of IBT common shares settled for cash.

(C)	Cash outlays for payment of stock options. Related interest income lost is computed at 4.75% per annum.

(D)	Adjustment to eliminate IBT’s historical shareholders’ equity.

(E)	To record excess purchase price over the fair value of assets and liabilities.

(F)	To record the fair value of IBT’s core deposit intangible, and adjustment to amortize the new core deposit intangible over a 9.9 year period.

(G)	To record the fair value of IBT customer intangibles related to IBT’s asset management businesses and adjustments to amortize these other intangibles over a ten year period.

(H)	Retire IBT shares owned by S&T at merger date.

(I)	Fair value adjustments for fixed-rate loans and related amortization over estimated life of the loans. Management reviewed the IBT loan portfolio and allowance for loan losses and determined that no other adjustments were material.

(J)	Fair value adjustments for non-core deposits and related amortization over estimated life of the deposits.

(K)	Fair value adjustments for long-term borrowings and related amortization over estimated life of the instruments.

(L)	To record a merger-related accrual for the pre-tax estimate of transaction costs. Such expenses include fees related to accounting, legal and investment banker services, severance, contract cancellations and third party data processing costs. Related interest income lost is computed at 4.75% per annum on the tax effected transaction costs.

(M)	Adjustment to record the net deferred tax impact arising from adjustments to record fair values of assets and liabilities. The tax effect of the pro forma adjustments employed S&T’s incremental tax rate of 35%.

(N)	Fund the remaining cash purchase needs through the sale of $12 million of marketable equity securities at 3.8% from Ninth Street Holdings, a bank holding company subsidiary, and $15 million of 20% risk-weighted securities at 4.08% from S&T Bank.

Note 3—Merger-Related Charges and Benefits

In connection with the merger, a plan is being developed to integrate S&T’s and IBT’s operations. The total integration costs have not yet been determined and have not been included in the pro forma adjustments. The specific details of these plans will continue to be refined over the next several months. Currently, S&T’s merger integration team is assessing the two companies’ operations, including information systems, premises, branch offices, equipment, benefit plans, service contracts, product offerings and personnel to determine optimum strategies to realize additional cost savings.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities of IBT as of the effective time of the merger will be recorded at their respective fair values as of the date of the merger and added to those of S&T. Any excess of purchase price over the fair values of net assets acquired is recorded as goodwill. Consolidated financial statements of S&T issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of IBT.

The per share value of the shares utilized for purchase accounting purposes will be based on the value on the first date that the total number of S&T shares to be issued is known and not subject to further adjustment.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

General

The following is a summary of the anticipated material United States federal income tax consequences of the merger generally applicable to a holder of IBT common stock. This discussion is based upon provisions of the Internal Revenue Code, applicable current and proposed United States Treasury Regulations, judicial authorities, and administrative rulings and practice, all as in effect as of the date of this document, as well as representations and facts provided by S&T and IBT to Arnold & Porter LLP, counsel to S&T. Future legislative, judicial, or administrative changes or interpretations which may or may not be retroactive, or the failure of any such facts or representations to be true, accurate and complete may affect the statements and conclusions described in this discussion.

This discussion is not intended to be a complete description of all of the United States federal income tax consequences of the merger and no information is provided with respect to the tax consequences of the merger under any other tax laws, including applicable state, local and foreign tax laws. Further, the following discussion may not apply to a holder of IBT common stock subject to special treatment under the Internal Revenue Code, including but not limited to a holder of IBT common stock that is:

•	a financial institution,

•	an insurance company,

•	a dealer or broker in securities or foreign currencies,

•	a trader in securities who elects mark-to-market accounting,

•	a tax-exempt organization,

•	a mutual fund,

•	a trust,

•	an estate,

•	a person who holds shares of IBT common stock in an individual retirement account (IRA), 401(k) plan or similar tax-favored account,

•	a person who acquired shares of IBT common stock on exercise of an employee stock option or otherwise as compensation,

•	a person whose functional currency for United States federal income tax purposes is not the United States dollar,

•	a person who is a United States expatriate,

•	a partnership or other pass-through entity (or a person holding IBT common stock through a partnership or other pass-through entity), or

•	a person who holds shares of IBT common stock as part of a hedge, straddle, conversion or constructive sale transaction.

In addition, this discussion applies only to a holder of IBT common stock who is holding such stock as a capital asset and who is a “United States person” as defined in Section 7701(a)(30) of the Internal Revenue Code.

No ruling has been or will be requested from the Internal Revenue Service regarding the tax consequences of the merger. Moreover, the opinion of Arnold & Porter LLP described in this discussion is not binding on the Internal Revenue Service, and this opinion would not prevent the Internal Revenue Service from challenging the United States federal income tax treatment of the merger. Because of the complexities of the tax laws in general, and the complexities of the tax consequences associated with the receipt of cash in the merger in particular, holders of IBT common stock should consult their tax advisors with respect to the federal, state, local and foreign tax consequences of the merger as they apply to their specific situations. This section is not intended to be tax advice to any shareholder.

Arnold & Porter LLP’s Tax Opinion

In connection with the filing with the Securities and Exchange Commission of the registration statement of which this document is a part, Arnold & Porter LLP, counsel to S&T, has delivered its opinion addressing the United States federal income tax consequences of the merger as described below. This opinion is based upon the facts, representations and assumptions set forth or referred to in such opinion. In rendering this opinion, Arnold & Porter LLP has relied on representations and facts provided by S&T and IBT. This opinion is to the effect that:

•	the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•

holders of IBT common stock who receive S&T common stock in the merger in exchange for all of their shares of IBT common stock will not recognize any gain or loss with respect to shares of S&T common stock received (except with respect to cash received instead of a fractional share interest in S&T common stock);

•

holders of IBT common stock who receive only cash in the merger in exchange for all of their shares of IBT common stock will recognize gain or loss equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the shares of IBT common stock exchanged therefor;

•

each holder of IBT common stock who receives S&T common stock and cash (other than cash in lieu of a fractional share interest in S&T common stock) in the merger in exchange for the holder’s shares of IBT common stock will recognize the gain, if any, realized by the holder, in an amount not in excess of the amount of cash received (other than cash received instead of a fractional share interest in S&T common stock), but will not recognize any loss on the exchange; and

•

holders of IBT common stock who receive cash instead of a fractional share interest in S&T common stock will recognize gain or loss equal to the difference between the cash received and the portion of the basis of the holder’s shares of IBT common stock allocable to that fractional share interest.

S&T and IBT’s obligations to consummate the merger are conditioned on the receipt by S&T and IBT of an additional opinion of Arnold & Porter LLP, dated the closing date of the merger, substantially to the foregoing effect. That opinion will be subject to and based on facts, representations and assumptions set forth or referred to in the opinion. In rendering its closing date opinion, Arnold & Porter LLP may rely on representations and facts provided by S&T and IBT.

Character of Gain Where IBT Common Stock is Exchanged in the Merger Solely for Cash

If, pursuant to the merger, all of the shares of IBT common stock actually owned by a shareholder are exchanged solely for cash, the shareholder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the shares of IBT common stock exchanged therefor. This gain or loss will generally be long-term capital gain or loss if the shareholder’s holding period with respect to the shares of IBT common stock exchanged is more than one year as of the effective date of the merger. If, however, any such shareholder actually or constructively (through the constructive ownership rules of the Internal Revenue Code) owns shares of S&T stock immediately after the merger, part or all of the cash received may be treated as dividend income if the exchange has the effect of a distribution of a dividend with respect to the shareholder. The application of the law to a shareholder described in the previous sentence is particularly complex; accordingly, any such shareholder should consult his or her tax advisor.

Character of Gain Where IBT Common Stock Is Exchanged in the Merger for S&T Common Stock and Cash

For purposes of calculating gain in this transaction, if a shareholder receives S&T common stock and cash (other than cash received instead of a fractional interest in S&T common stock), gain or loss must be calculated by the shareholder separately for each identifiable block of shares exchanged, and is equal to the sum of the amount of cash and the fair market value of S&T common stock received with respect to that block of shares minus the shareholder’s adjusted tax basis in that block of shares. In addition, a loss realized on one block of shares may not be used to offset a gain realized on another block of shares otherwise used.

As noted above, in the case of an IBT shareholder that exchanges his or her shares of IBT common stock for a combination of S&T common stock and cash pursuant to the merger, such shareholder will recognize the gain, if any, realized by such shareholder in the exchange but not in excess of the amount of cash received. In general, the determination of whether any gain recognized in the exchange should be treated as capital gain or has the effect of a distribution of a dividend depends upon whether, and to what extent, the exchange reduces the shareholder’s deemed percentage stock ownership of S&T. For purposes of this determination, the shareholder is treated as if he or she first exchanged all of his or her shares of IBT common stock solely for S&T common stock and then S&T immediately redeemed (in a “deemed redemption”) a portion of such S&T common stock in exchange for the cash the shareholder actually received. The gain recognized in the exchange will be treated as capital gain if the deemed redemption (i) is “substantially disproportionate” with respect to the shareholder or (ii) is not essentially equivalent to a dividend.

The deemed redemption should generally be “substantially disproportionate” with respect to a shareholder if the percentage of the outstanding stock of S&T the shareholder owns, actually and constructively, immediately after the deemed redemption is less than 80% of the percentage of the outstanding stock of S&T the shareholder is deemed to own, actually and constructively, immediately before the deemed redemption.

Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a shareholder will depend on the shareholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s actual and constructive percentage stock ownership of S&T. In general, that determination requires a comparison of the percentage of the outstanding stock of S&T the shareholder is deemed to own, actually and constructively, immediately before the deemed redemption and the percentage of the outstanding stock of S&T the shareholder actually and constructively owns immediately after the deemed redemption. The Internal Revenue Service has ruled that a minority shareholder (i.e., a shareholder whose relative stock interest is minimal in relation to the number of shares outstanding and who exercises no control with respect to corporate affairs) generally is treated as having a “meaningful reduction” in interest if a cash payment results in at least a relatively minor reduction in the shareholder’s actual and constructive percentage ownership.

Tax Basis and Holding Period

The aggregate tax basis of the S&T common stock received by an IBT shareholder in the merger (including fractional shares deemed received and redeemed as described below) will be the same as the aggregate tax basis of the shares of IBT common stock surrendered by such shareholder for the S&T common stock, decreased by the amount of any cash received (other than cash received instead of a fractional share interest in S&T common stock) by the shareholder and increased by the amount of income or gain recognized by the shareholder in the exchange (which does not include gain recognized in respect of fractional shares deemed received and redeemed (as described below)).

Each IBT shareholder’s holding period in any shares of S&T common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will, in each instance, include the period during which the shares of IBT common stock surrendered in exchange therefor were held, provided that those shares of IBT common stock were held as capital assets on the effective date of the merger.

Cash Received In Lieu of a Fractional Share Interest

Cash received by an IBT shareholder in lieu of a fractional share interest in S&T common stock will be treated as though the fractional share had been received and then redeemed for cash, and in general gain or loss will be recognized, measured by the difference between the amount of cash received and the portion of the basis of the shares of IBT common stock allocable to such fractional interest. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of IBT common stock was more than one year as of the effective date of the merger. If, however, the receipt of cash instead of a fractional share of S&T common stock has the effect of the distribution of a dividend with respect to a shareholder, part or all of the cash received may be treated as a dividend.

S&T and IBT

S&T and IBT will each be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. As a result, no gain or loss will be recognized by S&T or IBT as a result of the merger (except for amounts resulting from any required change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations).

Backup Withholding

Backup withholding at a 28% rate will generally apply to merger consideration that includes cash if the exchanging IBT shareholder fails to properly certify that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Certain holders, including, among others, United States corporations, are not subject to backup withholding, but they may still need to furnish a Form W-9 or otherwise establish an exemption. Any amounts withheld from payments to an IBT shareholder under the backup withholding rules are not additional taxes and will be allowed as a refund or credit against the shareholder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Tax matters are very complicated, and the tax consequences of the merger to each holder of IBT common stock will depend on the facts of that shareholder’s particular situation. The discussion set forth above does not address all United States federal income tax consequences that may be relevant to a particular holder of IBT common stock and may not be applicable to holders in special situations. Holders of IBT common stock are urged to consult their own tax advisors regarding the specific tax consequences of the merger.

INFORMATION ABOUT S&T BANCORP, INC.

General

S&T Bancorp, Inc. was incorporated on March 17, 1983, under the laws of the Commonwealth of Pennsylvania as a bank holding company and is headquartered in Indiana, Pennsylvania. S&T provides a full range of financial services through a branch network of 46 offices. S&T provides full service retail and commercial banking products as well as cash management services, insurance, estate planning and administration, employee benefit solutions, investment management and administration, corporate services, and other fiduciary services. S&T earns revenue primarily from interest on loans, security investments and fees charged for financial services provided to our customers. S&T has two wholly-owned subsidiaries: S&T Bank and 9th Street Holdings, Inc. S&T also owns a one-half interest in Commonwealth Trust Credit Life Insurance Company. S&T is registered as a financial holding company with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended.

As of September 30, 2007, S&T had consolidated total assets of $3.4 billion, consolidated net loans of $2.7 billion, consolidated deposits of $2.6 billion and consolidated shareholders’ equity of $327.9 million.

Operating Subsidiaries

The principal operating subsidiaries of S&T include the following:

•	S&T Bank

•	9th Street Holdings, Inc.

S&T Bank

S&T Bank, our largest subsidiary, was chartered in 1902. As of September 30, 2007, S&T Bank operated banking offices in the Allegheny, Armstrong, Blair, Butler, Cambria, Clarion, Clearfield, Indiana, Jefferson and Westmoreland counties of Pennsylvania.

S&T Bank provides a wide range of banking and trust services for retail and commercial clients in its geographic markets. S&T Bank’s principal operating subsidiaries include:

•	S&T Bancholdings, Inc., an investment holding company;

•	S&T Professional Resources Group, LLC, which was formed to market software developed by S&T Bank;

•	Stewart Capital Advisors, LLC, a registered investment advisor that manages private investment accounts for individuals and institutions and advises the Stewart Capital Mutual Funds; and

•

S&T Insurance Group, LLC and its wholly owned subsidiary Evergreen Insurance Associates, LLC, which provides insurance programs structured to the individual needs of its customers, and offers a full line of commercial property and casualty insurance, group life and health coverage, employee benefit solutions and personal insurance.

Services

The primary services offered by S&T Bank include:

•	accepting time and demand deposit accounts,

•	originating commercial and consumer loans,

•	providing letters of credit,

•	offering discount brokerage services,

•	personal financial planning,

•	credit card services, and

•	insurance products.

Additional information about S&T and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 81.

INFORMATION ABOUT IBT BANCORP, INC.

IBT Bancorp, Inc. is a Pennsylvania corporation headquartered in Irwin, Pennsylvania, which provides a full range of commercial and retail banking and trust services through its wholly-owned banking subsidiary, Irwin Bank. IBT’s headquarters are located at 309 Main Street, Irwin, Pennsylvania 15642 and its telephone number is (724) 863-3100. At September 30, 2007, IBT had total consolidated assets of $773.8 million, deposits of $580.5 million and shareholders’ equity of $62.9 million.

Irwin Bank was incorporated in 1922 under the laws of Pennsylvania as a commercial bank under the name “Irwin Savings and Trust Company.” Irwin Bank engages in a full-service mortgage, commercial and consumer banking business, as well as trust and a variety of deposit services provided to its customers. At September 30, 2007, Irwin Bank operated through its main office, six branch offices, one loan center, and a trust office as well as through three supermarket branches under the name “Irwin Bank Extra.” Irwin Bank’s main office, full service branch offices, loan center, trust office and supermarket branches are located in the Pennsylvania counties of Westmoreland and Allegheny. Irwin Bank’s web site address is www.myirwinbank.com.

IBT’s primary market area consists of Westmoreland and Allegheny counties, Pennsylvania, which are part of the Pittsburgh Metropolitan Statistical Area, which we refer to as Pittsburgh MSA and it is one of many financial institutions serving this market area. Based on data compiled by the FDIC as of June 30, 2007 (the latest date for which such data is available), Irwin Bank was ranked sixth out of 22 FDIC-insured institutions in Westmoreland County with a 6.61% deposit market share and 19th out of 38 institutions in Allegheny County with a 0.30% deposit market share. Irwin Bank was ranked 13th out of 62 institutions serving the Pittsburgh MSA with a 0.90% market share. Such data does not reflect deposits held by credit unions with which Irwin Bank also competes. The competition for deposit products comes from other insured financial institutions such as commercial banks, thrift institutions and credit unions in the IBT’s market area as well as with out-of-market financial institutions that offer deposits over the internet and through other delivery channels. Deposit competition also includes a number of insurance products such as annuities sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition comes from other insured financial institutions such as commercial banks, thrift institutions and credit unions.

Irwin Bank’s principal lending activity is the origination of loans secured primarily by first mortgage liens on properties in the Pittsburgh MSA. At September 30, 2007, Irwin Bank’s loan portfolio included residential first mortgage loans, residential construction loans, commercial and multi-family real estate loans, and commercial construction loans. In addition, Irwin Bank’s loan portfolio includes home equity lines of credit which are also secured by liens on residential real estate. Irwin Bank also offers commercial loans which are generally secured by non-real estate collateral. Irwin Bank lends to municipalities and other governmental entities and engages in consumer installment lending primarily in the form of home equity term loans and automobile loans. In addition, Irwin Bank originates education loans guaranteed by the Pennsylvania Higher Education Assistance Agency. Substantially all of Irwin Bank’s borrowers are located in the Pittsburgh MSA and would be expected to be affected by economic and other conditions in this area.

Additional information about IBT and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information” on page 81.

SELECTED PROVISIONS OF THE ARTICLES OF INCORPORATION

OF S&T BANCORP, INC.

The following is a summary of certain material provisions of S&T’s articles of incorporation. This summary is qualified in its entirety by reference to the complete articles of incorporation of S&T, a copy of which has been filed with the SEC and is incorporated by reference into this registration statement of which this document forms a part, and may be obtained in the manner described under “Where You Can Find More Information” beginning on page 81.

Board of Directors’ Opposition of Tender or Other Offer

The articles of incorporation of S&T provide that the board of directors may oppose a tender, or other offer for the corporation’s securities, on the basis of the board of directors’ evaluation of what is in the best interests of S&T. When considering whether to oppose an offer, the board of directors may (but is not legally obligated to) evaluate any or all of the following:

•	whether the offer price is acceptable based on the historical and present operating results or financial condition of S&T;

•	whether a more favorable price could be obtained for S&T’s securities in the future;

•	the impact which an acquisition of the corporation would have on its employees, depositors and customers of the corporation and its subsidiaries in the community in which they serve;

•

the reputation and business practices of the offeror and its management and affiliates as they would affect the employees, depositors and customers of S&T and its subsidiaries and the future value of S&T’s securities;

•

the value of the securities, if any, which the offeror is offering in exchange for the corporation’s securities, based on an analysis of the worth of the corporation as compared to the corporation or other entity whose securities are being offered; and

•	any antitrust or other legal and regulatory issues that are raised by the offer.

If the board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including, but not limited to, any and all of the following:

•	advising shareholders not to accept the offer;

•	litigation against the offeror;

•	filing complaints with governmental and regulatory authorities;

•	acquiring the authorized but unissued securities or treasury stock or granting options with respect thereto;

•	acquiring a company to create an antitrust or other regulatory problem for the offeror; or

•	obtaining a more favorable offer from another individual or entity.

Votes Required to Approve Merger, Consolidation, Liquidation or Dissolution

Any plan or proposal for the merger, consolidation, liquidation or dissolution of S&T, or any action that would result in the sale or other disposition of all or substantially all of the assets of S&T will require the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The rights of IBT shareholders are governed by Pennsylvania law, including the Pennsylvania Business Corporation Law, which we refer to as the PBCL, and IBT’s restated articles of incorporation and by-laws. The rights of S&T shareholders are governed by Pennsylvania law, including the PBCL, and S&T’s articles of incorporation and by-laws.

Upon consummation of the merger, IBT shareholders who elect to receive S&T common stock as part of their merger consideration will become S&T shareholders. Consequently, after the merger, the rights of such shareholders will be governed by the articles of incorporation and by-laws of S&T and Pennsylvania law. Because both IBT and S&T are Pennsylvania corporations, the differences in the rights of IBT and S&T shareholders will generally consist of differences found in the companies’ respective articles of incorporation and by-laws.

A comparison of the rights of IBT and S&T shareholders follows. This summary is not intended to be a complete statement of all of such differences or a complete description of the specific provisions referred to therein, and is qualified in its entirety by reference to Pennsylvania law and the respective articles of incorporation and by-laws of IBT and S&T.

Authorized Capital

IBT. IBT is authorized to issue 50,000,000 shares of common stock, par value $1.25 per share.

S&T. S&T is authorized to issue 50,000,000 shares of common stock, par value $2.50 per share, and 10,000,000 shares of preferred stock, without par value.

Annual Meetings of Shareholders

IBT. IBT’s by-laws provide that an annual meeting will be held on such date or hour as may be fixed by the board of directors.

S&T. S&T’s by-laws provide that an annual meeting will be held at such date or hour as the board of directors may from time to time determine.

Special Meetings of Shareholders

IBT. Special meetings of the IBT shareholders can be called by IBT’s board of directors, its president, or by the shareholders entitled to cast at least one-third (1/3) of the vote which all shareholders are entitled to cast at the particular meeting.

S&T. Special meetings of the S&T shareholders can be called by S&T’s board of directors, its president, or by the shareholders entitled to cast at least one-fifth (1/5) of the vote which all shareholders are entitled to cast at the particular meeting.

Shareholders Rights Plan

IBT. IBT has a shareholders rights plan. On December 16, 2007, IBT amended the plan to provide that S&T is not or will not become an “Acquiring Person” under the plan as a result of the adoption of the agreement and plan of merger between S&T and IBT, or any or all of the Voting Agreements (as defined in the merger agreement), or the consummation of any of the transactions contemplated thereby.

S&T. While Pennsylvania law authorizes a corporation to adopt a shareholder rights plan, S&T does not have a shareholders rights plan currently in effect.

Cumulative Voting

IBT. IBT’s restated articles of incorporation prohibit cumulative voting in the election of directors.

S&T. S&T’s articles of incorporation prohibit cumulative voting in the election of directors.

Shareholder Nomination of Directors

IBT. Any shareholder who intends to nominate or cause to have nominated any candidate for election to the board of directors must notify the Secretary in writing not less than 60 days prior to the date of any meeting of shareholders called for the election of directors.

S&T. Nomination of directors may be made by the Nominating and Corporate Governance Committee or by any shareholder of any outstanding class of capital stock of S&T entitled to vote for the election of directors. Nominations, other than those made by the Nominating and Corporate Governance Committee, must be submitted to the Secretary in writing not earlier than the close of business on the 120th day, nor later than the close of business on the 60th day, immediately preceding the date of the meeting.

Number of Directors

IBT. The number of IBT directors will be between not less than seven and not more than fifteen, the exact number to be stated in the by-laws. IBT’s board of directors currently has nine directors.

S&T. The number of S&T directors will be not less than twelve nor more than twenty-five as a majority of S&T’s board of directors may determine. S&T’s board currently consists of sixteen directors. S&T has agreed in the merger agreement that as of the effective time of the merger, it will increase the size of its board of directors by three members.

Director Qualifications

IBT. Each newly elected or appointed IBT director must be under 75 years of age. Any IBT director, with the exception of Directors Ryan and Whisner, who attains the age of 75 years will cease to be a director (without any action on his/her part) at the close of business on the day prior to the date of the next shareholders’ meeting at which directors are to be elected regardless of whether or not his/her term as a director would otherwise expire at such shareholders’ meeting. Each IBT director must also own at least 500 shares of capital stock of IBT at the time such person becomes a director. In the event such person becomes a director and does not own at least 5,000 shares, no fees will be paid to such director but instead will be used to purchase additional shares of IBT common stock for his or her account until such person owns at least 5,000 shares.

S&T. Each newly elected or appointed S&T director must be under 75 years of age. Any S&T director who attains the age of 75 years will cease to be a director (without any action on his/her part) as of the next annual meeting. Each S&T director must own the number of shares (if any) required by law to qualify as director.

Director Classification

IBT. The IBT board of directors is divided into three classes, as nearly equal in number as possible, with each class being elected annually for a three-year term.

S&T. The S&T board of directors is also divided into three classes, as nearly equal in number as possible, with each class being elected annually for a three-year term.

Vacancies

IBT. IBT’s by-laws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by the remaining members of the board of directors even though less than a quorum. Any director elected to fill a vacancy in the board of directors becomes a member of the same class of directors in which the vacancy existed. If the vacancy is due to an increase in the number of directors, a majority of the board of directors designates each such directorship as belonging to one of the three classes of directors to maintain the classes as nearly equal in number as possible.

S&T. S&T’s by-laws provide that any director elected to fill a vacancy in the board of directors becomes a member of the same class of directors in which the vacancy existed. If the vacancy is due to an increase in the number of directors, a majority of the board of directors designates each such directorship as belonging to one of the three classes of directors to maintain the classes as nearly equal in number as possible.

Special Meetings of the Board

IBT. Special meetings of IBT’s board of directors may be called by the President or at the request of five or more members of the board. Notice of the time and place of the special meeting must be given by the Secretary to each member of the board of directors at least 24 hours before the time of such meeting. The notice may be either verbal or in writing and need not specify the business to be transacted at the meeting.

S&T. Special meetings of S&T’s board of directors may be called by the President or at the request of three or more members of the board. Written or printed notice of the time and place of the special meeting must be given by the Secretary to each member of the board of directors at least 24 hours before the time of such meeting, and does not need to specify the business to be transacted at the meeting.

Pennsylvania Anti-Takeover Provisions

Under Pennsylvania business corporation law, certain anti-takeover provisions apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders, and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections. S&T has opted out of the anti-takeover provisions listed in (i) and (ii) above. IBT has not opted out of any of the anti-takeover provisions. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law limits control share acquisitions relating to the act of acquiring for the first time voting power over voting shares (other than shares owned since January 1, 1988 and any additional shares distributed with respect to such shares) equal to at least 20%, 33 1 /3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the request for the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person proposing to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired. Two shareholders’ votes are required to approve the restoration of voting rights: (i) the approval of an absolute majority of all voting power must be obtained, and all voting shares are entitled to participate in this vote; and (ii) the approval of an absolute majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. Pennsylvania law prohibits certain business combinations with certain ‘interested shareholders,’ persons who acquire the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors. A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•

the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•

the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. Pennsylvania law regarding the ability of shareholders to dispose of their stock following a control transaction provides, generally, that a person or group that acquires more than 20% of the voting power to elect directors of the corporation is a controlling person and must give prompt notice to each shareholder of record. The other shareholders are then entitled to demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

Voting Rights

Amendment of Articles of Incorporation.

Under Pennsylvania law, an amendment to the articles of incorporation requires the approval of the board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class. Pennsylvania law also provides that shareholders of a registered corporation, such as IBT, are not entitled by statute to propose amendments to the articles of incorporation.

IBT. IBT’s restated articles of incorporation may not be amended unless first approved by the affirmative vote of the holders of at least 75% of the outstanding shares of IBT common stock; or the holders of at least 50% of the outstanding shares of IBT common stock, if the amendment has received prior approval of 80% of the entire board of directors.

S&T. S&T’s articles of incorporation may be amended as provided under Pennsylvania law, with the following exception: any amendment to Article 9 (Classification of Directors) or Article 12 (Shareholder Action) requires the affirmative vote of holders of at least 66 2/3% of the votes that all shareholders are entitled to cast thereon at a regular or special meeting of shareholders.

Amendment of By-laws.

IBT. IBT’s by-laws may be amended by a majority vote of the board of directors at any regular or special meeting of the board duly convened.

S&T. S&T’s by-laws may be amended by a majority vote of the board of directors at any regular or special meeting of the board duly convened.

Required Vote for Certain Business Combinations.

IBT. IBT’s restated articles of incorporation provide that no merger, consolidation, liquidation or dissolution of IBT, nor any action that would result in the sale or other disposition of all or substantially all of IBT’s assets will be valid unless first approved by the holders of at least 75% of the outstanding shares of IBT common stock, or the holders of at least 66 2/3% of the outstanding shares of IBT common stock if the transaction has received the prior approval of 80% of the board of directors. Any business combination involving a 5% shareholder will require the above-mentioned percentage approval in addition to any shares beneficially owned by such 5% shareholder (i.e., in computing the aforesaid percentages, the shares owned by the 5% shareholder will not be considered). With respect to any business combination, a 5% shareholder is any person (other than IBT or any subsidiary) who or which, as of the record date for the determination of shareholders entitled to notice of and to vote on such business combination, or immediately prior to the consummation of any such transaction:

•	is the beneficial owner, directly or indirectly, of not less than 5% of the voting shares, or

•	is an affiliate of the IBT and at any time within two years prior thereto was the beneficial owner, directly or indirectly, of not less than 5% of the then outstanding voting shares, or

•

is an assignee of or has otherwise succeeded to any shares of IBT capital stock which were at any time within two years prior thereto beneficially owned by any 5% shareholder, and such assignment or succession will have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act.

S&T. Any plan or proposal for the merger, consolidation, liquidation or dissolution of S&T, or any action that would result in the sale or other disposition of all or substantially all of the assets of S&T will require the affirmative vote of the holders of at least 66 2/ 3% of the outstanding shares of common stock.

PROPOSAL FOR AMENDMENT TO THE IBT BANCORP, INC.

RESTATED ARTICLES OF INCORPORATION

On January 29, 2008, the IBT board of directors authorized, subject to shareholder approval, an amendment to Section 12 of IBT’s restated articles of incorporation eliminating a requirement that shareholders receive a specified minimum value in order for IBT to effect certain business combinations, including but not limited to mergers. The effect of this amendment would be to allow the merger of IBT into S&T to occur. Attached as Annex C to this document is a copy of the proposed amendment to Section 12 of IBT’s restated articles of incorporation, in the form approved by the IBT board of directors.

If approved, articles of amendment will be filed with the Pennsylvania Department of State prior to the effective date of the merger. If the proposal is not approved and the value of the merger consideration falls below $24.97, the merger may not occur.

In the event the merger does not occur, IBT may still file the articles of amendment, but has not yet decided whether it will do so.

Purposes

Currently, IBT’s restated articles of incorporation state that certain business combinations will not be valid unless the cash or fair market value of the property, securities or other consideration to be received per share by IBT shareholders is at least equal to the higher of:

(1) the highest per share price (with appropriate adjustments for recapitalization and for stock splits, stock dividends and like distributions) paid by a 5% shareholder in acquiring any of its holdings of the company’s common stock; and

(2) the market value per share of common stock on the announcement date with respect to such business combination.

S&T is a 5% shareholder of IBT. Pursuant to the current IBT restated articles of incorporation, the merger of IBT into S&T may be declared invalid if the cash or fair market value of the securities offered to IBT’s shareholders is not as high as the highest per share price paid by S&T in acquiring any of its holdings of IBT common stock. Because the highest per share price paid by S&T is $24.97, and because the maximum exchange ratio is 0.97, if the price per share of S&T common stock were to drop below $25.74 then the value of the stock consideration would be less than $24.97. Although the parties have no reason to believe that S&T’s share price will drop below $25.74, in light of current market conditions, IBT believes that amending the restated articles of incorporation to remove this pricing provision may reduce some uncertainty about completing the merger due to circumstances beyond the control of the parties.

The IBT board of directors believes that it is in the best interests of IBT and its shareholders to effect the merger, and has approved the amendment to the restated articles of incorporation to ensure that the merger with S&T can occur.

Effect of the Proposed Amendment

If the amendment is approved, the merger will be able to occur even if S&T’s share price drops below $25.74.

Vote Required

Pursuant to IBT’s restated articles of incorporation, since at least 80% of the board of directors of IBT approved the amendment to the restated articles of incorporation, the amendment requires the affirmative vote of the holders of at least 50% of the outstanding shares of IBT common stock entitled to vote. Abstentions and broker non-votes will have the same effect as a vote against the proposal. Shares of IBT common stock held by S&T may be voted on this proposal and it is expected that all such shares will be voted in favor of the amendment.

Board Recommendation

The IBT board of directors recommends a vote “FOR” the proposal to amend Article 12 of the restated articles of incorporation.

PROPOSAL TO AUTHORIZE ADJOURNMENT OF THE IBT SPECIAL MEETING

General

If, at the IBT special meeting, the number of shares of IBT common stock, present in person or by proxy, is insufficient to constitute a quorum or the number of shares of IBT common stock voting in favor is insufficient to adopt the agreement and plan of merger or the amendment to the restated articles of incorporation, IBT management intends to move to adjourn the special meeting in order to enable the IBT board of directors to solicit additional proxies. In that event, IBT will ask its shareholders to vote only upon the adjournment proposal and not the proposal relating to adoption of the agreement and plan of merger.

In this proposal, IBT is asking you to grant discretionary authority to the holder of any proxy solicited by the IBT board of directors so that such holder can vote in favor of the proposal to adjourn the special meeting to solicit additional proxies. If the shareholders of IBT approve the adjournment proposal, IBT could adjourn the special meeting, and any adjourned session of the special meeting, and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders who have previously voted.

Generally, if the special meeting is adjourned, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the meeting is adjourned.

Vote Required

Pursuant to IBT’s by-laws, the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of IBT common stock present in person or represented by proxy at the special meeting. Abstentions and broker non-votes will not affect the vote on the adjournment proposal.

Board Recommendation

The IBT board of directors recommends a vote “FOR” the proposal to authorize the board of directors to adjourn the special meeting of shareholders to allow time for the further solicitation of proxies to approve the adoption of the agreement and plan of merger or the amendment to the restated articles of incorporation.

COMPARATIVE MARKET PRICES AND DIVIDENDS

S&T common stock is listed on The Nasdaq Global Select Market and IBT common stock is listed on The American Stock Exchange. The following table sets forth the high and low sales prices of shares of S&T common stock and IBT common stock as reported on The Nasdaq Global Select Market and The American Stock Exchange, respectively, and the quarterly cash dividends declared per share for the periods indicated.

	S&T Common Stock					IBT Common Stock
	High		Low		Dividend	High		Low		Dividend
2006
First Quarter		$37.68		$35.59	$0.29		$21.82		$20.31	$0.25
Second Quarter		36.68		31.93	0.29		22.12		20.05	0.25
Third Quarter		33.25		29.67	0.29		20.35		18.92	0.25
Fourth Quarter		35.60		31.14	0.30		20.62		18.62	0.25

2007
First Quarter		$35.58		$31.90	$0.30		$23.00		$19.76	$0.25
Second Quarter		33.97		31.55	0.30		20.85		18.04	0.25
Third Quarter		36.46		29.78	0.30		19.20		17.20	0.25
Fourth Quarter		34.58		27.22	0.31		28.90		15.30	0.25

2008
First Quarter (Through February 25, 2008)	$		$		$0.31	$		$		$0.25

On December 14, 2007, the last full trading day before the public announcement of the merger agreement, the closing price of shares of S&T common stock as reported on The Nasdaq Global Select Market was $28.85. On February 25, 2008, the last full trading day before the date of this document, the closing price of shares of S&T common stock as reported on The Nasdaq Global Select Market was $        .

On December 14, 2007, the last full trading day before the public announcement of the merger agreement, the closing price of shares of IBT common stock as reported on The American Stock Exchange was $19.19. On February 25, 2008, the last full trading day before the date of this document, the closing price of shares of IBT common stock as reported on The American Stock Exchange was $        .

As of February 25, 2008, the last date prior to printing this document for which it was practicable to obtain this information, there were approximately 600 registered holders of IBT common stock.

S&T shareholders and IBT shareholders are advised to obtain current market quotations for S&T common stock and IBT common stock. The market price of S&T common stock and IBT common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of S&T common stock or IBT common stock before or after the effective date of the merger.

LEGAL MATTERS

The validity of the S&T common stock to be issued in connection with the merger will be passed upon for S&T by Arnold & Porter LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for S&T and IBT by Arnold & Porter LLP.

EXPERTS

The consolidated financial statements of S&T Bancorp, Inc. and Subsidiaries included in S&T Bancorp, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006, and S&T Bancorp, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of IBT Bancorp, Inc. as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the report of Edwards Sauer & Owens, P.C., as of January 1, 2008, Beard Miller Company LLP, independent registered public accounting firm, which is incorporated by reference herein and, upon the authority of said firm as experts in auditing and accounting. Effective January 1, 2008, Edwards Sauer & Owens merged with Beard Miller Company LLP. As a result of the merger, Edwards Sauer & Owens ceased to be the independent auditors of IBT and effective January 1, 2008, IBT engaged Beard Miller Company LLP as its successor independent audit firm.

IBT 2008 ANNUAL MEETING SHAREHOLDER PROPOSALS

IBT will hold a 2008 annual meeting of shareholders only if the merger is not completed as contemplated by the merger agreement. If it is determined that the merger will not be completed as contemplated by the merger agreement, IBT will provide notice of the date fixed for the annual meeting, as well as the deadline for submitting shareholder proposals for such meeting and to have shareholder proposals included in IBT’s proxy statement. Such date will be disclosed in a Quarterly Report on Form 10-Q or Current Report on Form 8-K.

WHERE YOU CAN FIND MORE INFORMATION

S&T has filed with the SEC a registration statement under the Securities Act that registers the distribution to IBT shareholders of the shares of S&T common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of S&T and a proxy statement of IBT for its special meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about S&T and IBT stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like S&T and IBT, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by S&T with the SEC are also available at S&T’s internet website. The address of the site is www.stbank.com. The reports and other information filed by IBT with the SEC are also available at IBT’s internet website. The address of the site is www.myirwinbank.com. We have included the web addresses of the SEC, S&T, and IBT as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows S&T and IBT to incorporate by reference information in this document. This means that S&T and IBT can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that S&T and IBT previously filed with the SEC. They contain important information about the companies and their financial condition.

S&T SEC Filings (SEC File No. 000-12508)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Current Reports on Form 8-K	Filed on January 9, 2007, February 2, 2007, March 1, 2007, March 13, 2007, March 20, 2007, April 17, 2007, June 19, 2007, July 30, 2007, September 18, 2007, September 18, 2007, December 17, 2007, December 18, 2007, January 22, 2008 and January 31, 2008 (other than the portions of those documents not deemed to be filed)

The description of S&T’s common stock contained in S&T’s Form 8-K, dated January 31, 2008, and any amendment or report filed for the purpose of updating such description.

IBT SEC Filings (SEC File No. 001-31655)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Reports on Form 10-Q	Quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

Current Reports on Form 8-K	Filed on March 16, 2007, June 20, 2007, October 18, 2007, December 18, 2007, December 20, 2007, January 7, 2008, January 15, 2008 and February 5, 2008 (other than the portions of those documents not deemed to be filed)

In addition, S&T and IBT also incorporate by reference additional documents that either company files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, between the date of this document and the date of the IBT special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

S&T has supplied all information contained or incorporated by reference in this document relating to S&T, as well as all pro forma financial information, and IBT has supplied all information relating to IBT.

Documents incorporated by reference are available from S&T and IBT without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

S&T Bancorp, Inc. 800 Philadelphia Street Indiana, PA 15701 Attention: Shareholder Services Telephone: (800) 325-2265	IBT Bancorp, Inc. 309 Main Street Irwin, PA 15642 Attention: Kristin S. Robertucci Telephone: (724) 863- 3100

IBT shareholders requesting documents should do so by May 6, 2008 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from S&T or IBT, IBT will mail them to you by first class mail, or another equally prompt means after it receives your request.

Neither S&T nor IBT has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of S&T and IBT made to the other in the merger agreement. Representations and warranties made by S&T, IBT and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding IBT, S&T or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of

December 16, 2007

by and between

S&T Bancorp, Inc.

and

IBT Bancorp, Inc.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 16, 2007 (this “Agreement”), is by and between S&T Bancorp, Inc. (“Purchaser”), a Pennsylvania corporation, having its principal place of business at 800 Philadelphia Street, Indiana, Pennsylvania 15701-3921, and IBT Bancorp, Inc. (“Seller”), a Pennsylvania corporation, having its principal place of business in 309 Main Street, Irwin, Pennsylvania 15642.

RECITALS

A. The Proposed Transaction. The parties intend to effect a business combination through the merger of Seller with and into Purchaser (the “Parent Merger”).

B. Board Determination. The respective boards of directors of Purchaser and Seller have each determined that the Parent Merger and the other transactions contemplated hereby are consistent with and will further their respective business strategies and goals and are in the best interests of their respective shareholders and, therefore, have approved the Parent Merger, this Agreement and the plan of merger contained in this Agreement.

C. Intended Tax Treatment. The parties intend the Parent Merger to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and intend for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements contained herein, intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below (such meaning to be equally applicable to both the singular and plural forms of the term defined):

“Acquisition Proposal” has the meaning set forth in Section 6.06(a).

“Affiliate Agreements” has the meaning set forth in Section 5.02(k)(i)(N).

“Agreement” means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

“Agreement to Merge” has the meaning set forth in Section 2.02.

“All Cash Election” has the meaning set forth in Section 3.01(b)(ii).

“All Stock Election” has the meaning set forth in Section 3.01(b)(i).

“AMEX” means the American Stock Exchange, Inc.

“Bank” means Irwin Bank, a banking corporation organized under the laws of the Commonwealth of Pennsylvania and a wholly-owned subsidiary of Seller.

“Banking Department” means the Pennsylvania Department of Banking.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Cash Consideration” has the meaning set forth in Section 3.01(a)(i).

“Cash Proration Factor” has the meaning set forth in Section 3.01(i)(ii).

“Claim” has the meaning set forth in Section 6.11(f).

“Closing” has the meaning set forth in Section 2.04.

“Code” has the meaning set forth in Recital C.

“Company-Owned Stock” shall mean shares of Seller Stock held by Seller or any of its Subsidiaries or by Purchaser or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

“Covered Parties” has the meaning set forth in Section 6.11(g).

“Continuing Employees” has the meaning set forth in Section 6.11(a).

“Disclosure Schedule” has the meaning set forth in Section 5.01.

“Effective Date” means the date on which the Effective Time occurs, as provided for in Section 2.04.

“Effective Termination Date” has the meaning set forth in Section 8.01(g).

“Effective Time” means the time on the Effective Date as provided for in Section 2.03.

“Election Deadline” has the meaning set forth in Section 3.01(e).

“Election Form” has the meaning set forth in Section 3.01(e).

“Environmental Laws” means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, the regulations promulgated thereunder, and their respective state counterparts.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 5.02(m)(i).

“ERISA Affiliate Plan” means any bonus, deferred compensation, incentive compensation, stock purchase, stock option, employment or consulting, severance pay or benefit, change in control, savings, medical, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, profit-sharing or pension benefit plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by an ERISA Affiliate.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” has the meaning set forth in Section 3.04(a).

“FDIA” has the meaning set forth in Section 5.02(c)(iv).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Authority” means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

“Hazardous Material” means, collectively, (i) any “hazardous substance” as defined by CERCLA, (ii) any “hazardous waste” as defined by the Resource Conservation and Recovery Act, as amended through the date hereof, and (iii) other than common office supplies, any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any other applicable Federal, state or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous, toxic or dangerous waste, substance or material, all as now in effect.

“Indemnified Parties” has the meaning set forth in Section 6.11(f).

“Information” has the meaning set forth in Section 6.20.

“Insurance Amount” has the meaning set forth in Section 6.11(h).

“IRS” means the Internal Revenue Service.

The term “knowledge” means, with respect to Seller, actual knowledge after reasonable investigation by any of the following officers: Messrs. Urtin, Bowell, Finui, & Suchta, and with respect to Purchaser, any officer with the title of not less than a senior vice president or in-house counsel, if any.

“Letter of Transmittal” has the meaning set forth in Section 3.04(b).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance of any kind.

“Material Adverse Effect” means, with respect to Seller or Purchaser, any effect that (i) is material and adverse to the financial position, results of operations or business of Seller and its Subsidiaries taken as a whole, or Purchaser and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Seller or Purchaser to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect on the referenced party due to (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities to the extent not affecting such party to a materially greater extent than it affects other Persons in the bank business, (ii) any change in GAAP or regulatory accounting requirements applicable to financial institutions or their holding companies generally, (iii) any change, circumstance, development, condition or occurrence in economic, business, or financial conditions generally or affecting the banking business including changes in interest rates to the extent not affecting such party to a materially greater extent than it affects other Persons in the bank business, (iv) actions and omissions of a party hereto (or any of its Subsidiaries) taken at the direction of the other party in contemplation of the transactions contemplated hereby or taken as specifically provided in this Agreement, (v) the direct effects of the announcement of this Agreement and compliance with its terms on the operating performance of the party, including expenses incurred by such party in consummating the transactions contemplated by this Agreement, and (vi) any item Previously Disclosed in a party’s Disclosure Schedule.

“Material Contracts” has the meaning set forth in Section 5.02(k)(ii).

“Merger” collectively refers to the Parent Merger and the Subsidiary Merger, as described in Section 2.01 and Section 2.02, respectively.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Mixed Election” has the meaning set forth in Section 3.01(b)(iii).

“Nasdaq” means The Nasdaq Stock Market, Inc.

“New Certificates” has the meaning set forth in Section 3.04(a).

“Non-Election Proration Factor” has the meaning set forth in Section 3.01(i)(ii)(B).

“Non-Election Shares” has the meaning set forth in Section 3.01(a)(iv).

“Old Certificates” has the meaning set forth in Section 3.04(a).

“Parent Merger” has the meaning set forth in Recital A.

“PBCL” means the Pennsylvania Business Corporation Law.

“Person” has the meaning set forth in Section 5.02(k)(i)(D).

“Previously Disclosed” by a party shall mean information set forth in its Disclosure Schedule. Disclosure of any information, agreement, or other item in a party’s Disclosure Schedule referenced by a particular Section in this Agreement shall, should the existence of such information, agreement, or other item or its contents be relevant to any other Section, be deemed to be disclosed with respect to that Section if such information is explicitly discussed in that Section of the Disclosure Schedule or if such other Section shall be cross-referenced in another Section of the Disclosure Schedule.

“Proxy/Prospectus” has the meaning set forth in Section 6.03(a).

“Purchaser Articles” means the Articles of Incorporation of Purchaser, as amended.

“Purchaser Bank” means S&T Bank, a banking corporation organized under the laws of the Commonwealth of Pennsylvania and a wholly-owned subsidiary of Purchaser.

“Purchaser Board” means the Board of Directors of Purchaser.

“Purchaser Bylaws” means the Bylaws of Purchaser, as amended.

“Purchaser Common Stock” means the common stock, $2.50 par value, of Purchaser.

“Purchaser Preferred Stock” means the preferred stock, no par value, of Purchaser.

“Purchaser Off Balance Sheet Transaction” has the meaning set forth in Section 5.03(m).

“Purchaser Ratio” has the meaning set forth in Section 8.01(g)(ii).

“Purchaser SEC Documents” has the meaning set forth in Section 5.03(f)(i).

“Purchaser Share Price” has the meaning set forth in Section 3.01(a).

“Purchaser Welfare Plans” has the meaning set forth in Section 6.11(a).

“Registration Statement” has the meaning set forth in Section 6.03(a).

“Regulatory Authority” shall mean any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities (including, without limitation, the Banking Department, the FRB, the FDIC and the SEC).

“Representatives” has the meaning set forth in Section 6.06(a).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

“Rights Agreement” means the Rights Agreement, dated as of November 18, 2003, by and between Seller and Registrar and Transfer Company, as Rights Agent.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Articles” means the Articles of Incorporation of Seller, as amended.

“Seller Board” means the Board of Directors of Seller.

“Seller Bylaws” means the Bylaws of Seller.

“Seller Common Stock” means the common stock, par value $1.25 per share, of Seller.

“Seller Financial Statements” has the meaning set forth in Section 5.02(g)(i).

“Seller Insiders” has the meaning set forth in Section 6.24.

“Seller Meeting” has the meaning set forth in Section 6.02.

“Seller Off Balance Sheet Transaction” has the meaning set forth in Section 5.02(u).

“Seller SEC Documents” has the meaning set forth in Section 5.02(gg).

“Seller Section 16 Information” has the meaning set forth in Section 6.24.

“Seller Stock” means Seller Common Stock.

“Seller Stock Option” has the meaning set forth in Section 3.06.

“Seller Stock Plan” means Seller’s 2000 Stock Option Plan and the agreements thereunder pursuant to which rights to purchase Seller Common Stock are outstanding immediately prior to the Effective Time.

“Seller Welfare Plans” has the meaning set forth in Section 6.11(a).

“Shortfall Number” has the meaning set forth in Section 3.01(i)(ii).

“Significant Subsidiary” has the meaning set forth in Section 6.06(a).

“Stock Consideration” has the meaning set forth in Section 3.01(a)(ii).

“Stock Conversion Number” has the meaning set forth in Section 3.01(h).

“Stock Election Number” has the meaning set forth in Section 3.01(i)(i).

“Stock Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Subsidiary”, “Subsidiaries” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

“Subsidiary Merger” has the meaning set forth in Section 2.02.

“Superior Proposal” has the meaning set forth in Section 8.01(f).

“Surviving Corporation” has the meaning set forth in Section 2.01.

“Takeover Laws” has the meaning set forth in Section 5.02(o).

“Takeover Provisions” has the meaning set forth in Section 5.02(o).

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes, charges, fees, levies, duties, tariffs, imposts, other assessments and other similar fees or similar charges, however denominated (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), the liability for which is imposed by any government or taxing authority, by contractual agreement, as a result of being a member of any affiliated, consolidated, combined, unitary or similar group, as a successor to or transferee of another person, or otherwise including, without limitation, all income, franchises, windfall or other profits, gross receipts, license, property, sales, use, service, service use, capital stock, payroll, employment, social security, disability, severance, workers’ compensation, employer health, unemployment compensation, net worth, excise, withholding, estimated, severance, occupation, customs, duties, fees, ad valorem, property, environmental, stamp, transfer, value added, gains, license, registration, recording and documentation fees or other taxes, custom duties, fees, assessments or charges of any kind whatsoever.

“Tax Return” or “Tax Returns” means returns, declarations, reports, statements, elections, estimates, claims for refund, information returns or other documents (including any related or supporting schedules, exhibits, statements or information, any amendment to the foregoing, and any sales and use and resale certificates) filed or required to be filed in connection with the determination, assessment, payment, deposit, collection or reporting of any Taxes of any party or the administration of any laws, regulations or administrative requirements relating to any Taxes.

“Termination Fee” has the meaning set forth in Section 8.03(a).

ARTICLE II

THE MERGER

Section 2.01 The Parent Merger. At the Effective Time, (i) Seller shall be merged with and into Purchaser, and (ii) the separate corporate existence of Seller shall cease and Purchaser shall survive and continue to exist as a Pennsylvania corporation (Purchaser, as the surviving corporation in the Parent Merger, sometimes being referred to herein as the “Surviving Corporation”). The Purchaser Articles, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation, and the Purchaser Bylaws, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation. Purchaser may at any time prior to the Effective Time change the method of effecting the Merger (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Seller Stock as provided for in Article III of this Agreement (subject to adjustment as provided in Sections 3.05), (ii) adversely affect the tax treatment of the Parent Merger as a reorganization under Section 368(a) of the Code, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

Section 2.02 The Subsidiary Merger. As soon as practicable after the execution and delivery of this Agreement, Purchaser Bank and the Bank shall enter into an agreement (the “Agreement to Merge”), pursuant to which the Bank will merge with and into Purchaser Bank (the “Subsidiary Merger”). Upon consummation of the Subsidiary Merger, the separate corporate existence of the Bank shall cease and Purchaser Bank shall survive and continue to exist as a Pennsylvania state banking corporation. (The Parent Merger and the Subsidiary Merger shall sometimes collectively be referred to herein as the “Merger.”)

Section 2.03 Effectiveness of the Parent Merger. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Parent Merger shall become effective upon the occurrence of the filing of articles of merger with the Department of State of the Commonwealth of Pennsylvania in accordance with Section 1927 of the PBCL, or such later date and time as may be set forth in such filings (the time the Merger becomes effective on the Effective Date being referred to as the “Effective Time”).

Section 2.04 Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the “Closing”) will take place at such location as the parties may mutually agree at 11:00 a.m. on (i) the date designated by Purchaser that is within thirty (30) days following the satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing (the “Effective Date”); provided, however, that no such election shall cause the Effective Date to fall after the date specified in Section 8.01(c) hereof or after the date or dates on which any Regulatory Authority approval or any extension thereof expires, or (ii) such other date to which the parties may agree in writing.

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

Section 3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of any Person, each share of Seller Common Stock (excluding Company-Owned Stock) issued and outstanding immediately prior to the Effective Time shall be converted at the election of the holder thereof (in accordance with the election and allocation procedures set forth in Section 3.01(b), (e), (h), (i) and (j)) into either (i) the right to receive $31.00 in cash without interest (the “Cash Consideration”) or (ii) an amount of Purchaser Common Stock equal to the quotient, carried to four decimal places (the “Stock Exchange Ratio”) of (A) $31.00 divided by (B) the Purchaser Share Price (as defined below) of a share of Purchaser Common Stock (the “Stock Consideration”); provided, however, that in no event may the Stock Exchange Ratio be less than 0.93 or greater than 0.97. If the Stock

Exchange Ratio otherwise would be less than 0.93 or greater than 0.97, then 0.93 or 0.97, respectively, shall be used. For purposes of this Agreement, the “Purchaser Share Price” of the Purchaser Common Stock shall be the average of the high and low sale prices of Purchaser Common Stock (as reported on Nasdaq or, if not reported thereon, in another authoritative source) for each of the twenty (20) trading days immediately preceding the date of the Seller Meeting (as defined in Section 6.02). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b) Election as to Outstanding Seller Common Stock. The Seller shareholders (excluding Seller and Purchaser) will have the following options in connection with the exchange of their Seller Common Stock in connection with the Merger:

(i) AT THE OPTION OF THE HOLDER, all of such holder’s Seller Common Stock deposited with the Exchange Agent shall be converted into and become the Stock Consideration (such election, the “All Stock Election”), provided that fractional shares will not be issued and cash (payable by check) will be paid in lieu thereof as provided in Section 3.03; or

(ii) AT THE OPTION OF THE HOLDER, all of such holder’s Seller Common Stock deposited with the Exchange Agent shall be converted into and become the Cash Consideration (such election, the “All Cash Election”): or

(iii) AT THE OPTION OF THE HOLDER, such holder’s aggregate number of shares of Seller Common Stock deposited with the Exchange Agent shall be converted into and become any combination of the Stock Consideration and the Cash Consideration (such election, the “Mixed Election”); or

(iv) IF NO ELECTION (AS DEFINED IN SECTION 3.01(d)) IS MADE BY THE HOLDER BY THE ELECTION DEADLINE (AS DEFINED IN SECTION 3.01(e)), all of such holder’s shares of Seller Common Stock shall be deemed to be “Non-Election Shares” and shall be convertible at the discretion of Purchaser into either the Stock Consideration or the Cash Consideration, or a combination thereof, subject to the allocation and proration provisions in Section 3.01(g)(h) and (i).

(c) Company-Owned Stock. Each share of Seller Common Stock held as Company-Owned Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

(d) Outstanding Purchaser Common Stock. Each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

(e) Procedures for Election. An election form and other appropriate transmittal materials in such form as Seller and Purchaser shall mutually agree (the “Election Form”) shall be mailed to shareholders of Seller concurrent with or immediately after the mailing of the Proxy/Prospectus. The “Election Deadline” shall be the business day prior to the date of the Seller Meeting, after which an Election may not be made.

(f) Perfection of the Election. An Election shall be considered to have been validly made by a Seller shareholder only if the Exchange Agent (as defined in Section 3.04) shall have received an Election Form properly completed and executed by such shareholder prior to the Election Deadline. Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of Seller Common Stock held by that Representative for a particular beneficial owner.

(g) Revocation of Election. Any Seller shareholder may at any time prior to the Election Deadline revoke such shareholder’s election and submit a new Election Form in accordance with the procedures in

Section 3.01(e) by providing written notice that is received by the Exchange Agent by 5:00 p.m., local time for the Exchange Agent, on the business day prior to the Election Deadline. Elections may be similarly revoked if the Effective Date does not occur by September 30, 2008.

(h) Limitations on Stock Consideration. Notwithstanding any other provision contained in this Agreement (other than Section 3.01(j)), 55% of the total number of shares of Seller Common Stock outstanding at the Effective Time (excluding shares of Seller Common Stock to be cancelled as provided in Section 3.01(b)) (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of Seller Common Stock (excluding shares of Seller Common Stock to be canceled as provided in Section 3.01(b)) shall be converted into the Cash Consideration.

(i) Allocation and Proration. To the extent necessary to satisfy the limitations in Section 3.01(g), within three business days after the Election Deadline, Purchaser shall cause the Exchange Agent to effect the allocation among holders of Seller Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the number of shares of Seller Common Stock with respect to which holders have elected to receive the Stock Consideration (whether in All-Stock Elections or in Mixed Elections) (the “Stock Election Number”) exceeds the Stock Conversion Number, then all shares with respect to which holders have made the Cash Election (“Cash Election Shares”) and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the number of shares of Purchaser Common Stock equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Stock Exchange Ratio by (3) a fraction the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number (the “Stock Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (1) the number of Stock Election Shares held by such holder by (2) the Cash Consideration by (3) one minus the Stock Proration Factor;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the number of shares of Purchaser Common Stock equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Stock Exchange Ratio by (z) a fraction the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (the “Non-Election Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Non-Election Proration Factor; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the number of shares of Purchaser Common Stock equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Stock Exchange Ratio by (z) a fraction the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares (the “Cash Proration Factor”) and (B) cash in an amount equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) the Cash Consideration by (z) one minus the Cash Proration Factor.

(iii) Notwithstanding the foregoing, the holders of one hundred (100) or fewer shares of Seller Common Stock of record on the date of this Agreement who have elected the All Cash Election shall not be required to have any of their shares of Seller Common Stock converted into Purchaser Common Stock.

(j) Tax Treatment of the Parent Merger. For federal income tax purposes, it is intended that the Parent Merger shall qualify as a reorganization under Section 368(a) of the Code and, notwithstanding anything to the contrary contained herein, if necessary to assure that the Parent Merger will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, as reasonably determined by counsel to Purchaser, Purchaser shall increase the number of outstanding Seller Common Stock that will be converted into Purchaser Common Stock in the Parent Merger and reduce the number of outstanding Seller Common Stock that will be converted into the right to receive cash in the Parent Merger.

Section 3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Seller Common Stock shall cease to be, and shall have no rights as, shareholders of Seller, other than to receive any dividend or other distribution with respect to such Seller Common Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of Seller or the Surviving Corporation of any shares of Seller Stock.

Section 3.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Purchaser Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Purchaser shall pay to each holder of Seller Common Stock who would otherwise be entitled to a fractional share of Purchaser Common Stock (after taking into account all Old Certificates (as defined below) delivered by such holder) an amount in cash (without interest) determined by multiplying such fractional share of Purchaser Common Stock to which the holder would be entitled by the Purchaser Share Price.

Section 3.04 Exchange Procedures.

(a) At or immediately prior to the Effective Time, Purchaser shall deposit in an escrow account of American Stock Transfer and Trust Company (the “Exchange Agent”) at Purchaser Bank, for the benefit of the holders of certificates formerly representing shares of Seller Common Stock (“Old Certificates”) an amount of cash necessary to make payments of cash to be paid as part of the Merger Consideration (together with any dividends or distributions with a record date occurring on or after the Effective Date with respect thereto without any interest on any such cash, dividends or distributions) and shall provide the Exchange Agent with the irrevocable authorization to issue sufficient shares of Purchaser Common Stock (“New Certificates”) for those shares of Seller Common Stock being exchanged for Purchaser Common Stock in accordance with this Article III.

(b) As promptly as practicable after the Effective Date, but in any event within five business days after the Effective Date, the Exchange Agent shall mail to each holder of an Old Certificate that has not previously submitted an Election Form, transmittal materials (the “Letter of Transmittal”) for use in exchanging their Old Certificates for New Certificates and/or cash. The Letter of Transmittal will contain instructions with respect to the surrender of the Old Certificates and the receipt of the Merger Consideration in exchange therefor. Upon the shareholder’s delivery to the Exchange Agent of Old Certificates owned by such shareholder representing shares of Seller Common Stock (or an indemnity affidavit reasonably satisfactory to Purchaser and the Exchange Agent, if any, if such certificates are lost, stolen or destroyed), and the duly completed Letter of Transmittal, the Exchange Agent shall cause New Certificates into which such shares of Seller Common Stock are converted on the Effective Date to be delivered to such shareholder and/or any check in respect of cash to be paid as part of the Merger Consideration (and in respect of any fractional share interests, dividends or distributions that such shareholder shall be entitled to receive). No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions that any such shareholder shall be entitled to receive pursuant to this Article III.

(c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Seller Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(d) No dividends or other distributions with respect to Purchaser Common Stock with a record date occurring on or after the Effective Date shall be paid to the record holder of any unsurrendered Old Certificate representing shares of Seller Common Stock converted in the Merger into the right to receive shares of such Purchaser Common Stock until the holder thereof receives New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Purchaser Common Stock, and which such holder had the right to receive upon surrender of the Old Certificates.

Section 3.05 Anti-Dilution Provisions. In the event Purchaser changes the number of shares of Purchaser Common Stock issued and outstanding between the date hereof and the Effective Date as a result of a stock split, stock dividend, extraordinary dividend, recapitalization, reclassification, split up, combination, exchange of shares, readjustment or similar transaction and the record date therefor shall be prior to the Effective Date, the Stock Exchange Ratio shall be proportionately adjusted. In addition, in the event Purchaser enters into an agreement pursuant to which shares of Purchaser Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each Seller shareholder entitled to receive shares of Purchaser Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount or obligations of such other corporation as such shareholder would be entitled to receive if the Effective Date had occurred immediately prior to the happening of such event. Furthermore, in any such event, the Cash Consideration shall also be proportionately adjusted.

Section 3.06 Options. On the Effective Date, whether or not then exercisable, each outstanding option to purchase shares of Seller Common Stock under the Seller Stock Plan (each, a “Seller Stock Option”) shall be cancelled and each holder of a Seller Stock Option shall receive from Seller, in consideration of the cancellation all Seller Stock Options held by such option holder, an amount equal to the difference between $31.00 and the aggregate exercise price of such Seller Stock Options. Seller agrees to take the actions contemplated by Section 11(c)(ii) of the Seller Stock Plan to permit the cancellation of Seller Stock Options contemplated by the immediately preceding sentence.

ARTICLE IV

ACTIONS PENDING ACQUISITION

Section 4.01 Forbearances of Seller. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement and/or disclosed on the Disclosure Schedule, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, Seller will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. (i) Conduct the business of Seller and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or voluntarily take any action which, at the time taken, has or is reasonably likely to have an adverse affect upon Seller’s ability to perform any of its material obligations under this Agreement, or (ii) enter into any new material line of business or change its lending, investment, underwriting, risk, asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority.

(b) Capital Stock. Other than pursuant to Rights as Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Seller Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of Seller Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

(c) Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend, other than (A) quarterly cash dividends on Seller Stock in an amount not to exceed the per share amount declared and paid in its most recent regular quarterly cash dividend, with record and payment dates to be coordinated with Purchaser as indicated in Section 6.13 hereof and as Previously Disclosed, and (B) dividends from wholly-owned Subsidiaries to Seller, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

(d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any current or former director, officer, employee or other service provider of or to Seller or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, and (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof.

(e) Benefit Plans. Enter into, establish, adopt or amend (except as may be required by applicable law) or any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer, employee or other service provider of or to Seller or its Subsidiaries, or, except as contemplated by Section 3.06 hereof, take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business.

(g) Acquisitions. Other than in the ordinary course of business, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) all or any portion of, the assets, business, deposits or properties of any other entity.

(h) Governing Documents. Amend the Seller Articles of Incorporation, Seller Bylaws (or similar governing documents) or the Articles of Incorporation or Bylaws (or similar governing documents) of any of Seller’s Subsidiaries.

(i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles.

(j) Contracts. Except in the ordinary course of business consistent with past practice, enter into or terminate any Material Contract (as defined in Section 5.02(k)) or amend or modify in any material respect any of its existing Material Contracts.

(k) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not create precedent for any other material claim, action or proceeding and that involves solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Seller and its Subsidiaries.

(l) Adverse Actions. (i) Take any action that would, or is reasonably likely to, prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m) Risk Management. Except pursuant to applicable law or regulation or by the FDIC or other Regulatory Authority, (i) implement or adopt any material change in its interest rate risk management and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk and other risk.

(n) Indebtedness. Incur any indebtedness for borrowed money in excess of $100,000 other than in the ordinary course of business consistent with past practice.

(o) Capital Expenditures. Make any capital expenditure or commitments with respect thereto in an amount in excess of $25,000 for any item or project, or $200,000 in the aggregate for any related items or projects, except as have been previously committed to prior to the date hereof.

(p) New Offices, Office Closures, Etc. Close or relocate any offices at which business is conducted or open any new offices or ATMs, except as Previously Disclosed.

(q) Taxes. (1) Fail to prepare and file or cause to be prepared and filed in a manner consistent with past practice all Tax Returns (whether separate or consolidated, combined, group or unitary Tax Returns that include Seller or any of its Subsidiaries) that are required to be filed (with extensions) on or before the Effective Date, (2) make, change or revoke any material election in respect of Taxes, enter into any material closing agreement, settle any material claim or assessment in respect of Taxes or offer or agree to do any of the foregoing or surrender its rights to do any of the foregoing or to claim any refund in respect of Taxes, (3) file an amended Tax Return, or (4) fail to maintain the books, accounts and records of Seller or any of its Subsidiaries in accordance with past custom and practice, including without limitation, making the proper accruals for Taxes, bonuses, vacation and other liabilities and expenses.

(r) Commitments. Agree or commit to do any of the foregoing.

Section 4.02 Forbearances of Purchaser; Adverse Actions. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Seller, which consent shall not be unreasonably withheld, Purchaser will not, and will cause each of its Subsidiaries not to: (i) Take any action that would, or is reasonably likely to, prevent or impede the Parent Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Section 5.01 Disclosure Schedules. On or prior to the date hereof, Purchaser has delivered to Seller a schedule and Seller has delivered to Purchaser a schedule (each respectively, its “Disclosure Schedule”) setting forth, among other things, items, the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.02 or 5.03 or to one or more of its respective covenants contained in Article IV and Article VI; provided, however, the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception, fact, event or circumstance, or that such item is reasonably likely to have, or result in, a Material Adverse Effect on the party making the representation.

Section 5.02 Representations and Warranties of Seller. Subject to Section 5.01 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Seller hereby represents and warrants to Purchaser:

(a) Organization, Standing and Authority. Seller is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and is duly licensed or qualified to do business in any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not constitute a Material Adverse Effect. Seller is registered as a financial holding company under the BHC Act. The Bank is a Pennsylvania state bank chartered under the Pennsylvania Banking Code of 1965, as amended, is a non-member bank of the Federal Reserve and is duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania.

(b) Capital Structure of Seller. The authorized capital stock of Seller consists of 50,000,000 shares of Seller Common Stock, par value $1.25 per share, of which 5,852,924 shares are issued and outstanding as of November 30, 2007. The outstanding shares of Seller Common Stock have been duly authorized, are validly issued and outstanding, fully paid and nonassessable, and are not subject to any preemptive rights (and were not issued in violation of any preemptive rights). Except pursuant to this Agreement, the Rights Agreement, or as Previously Disclosed, as of the date hereof, (i) there are no shares of Seller Common Stock authorized and reserved for issuance, (ii) Seller does not have any Rights issued or outstanding with respect to Seller Common Stock, and (iii) Seller does not have any commitment to authorize, issue or sell any Seller Common Stock. 142,690 shares of Seller Common Stock are issuable and reserved for issuance upon exercise of Seller Stock Options as the date hereof. Seller has taken all action necessary so that the execution of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any person under the Rights Agreement or enable or require the Rights thereunder to be exercised, distributed or triggered.

(c) Subsidiaries.

(i) (A) Seller has Previously Disclosed a list of all of its Subsidiaries, together with the jurisdiction of organization of each such Subsidiary, (B) Seller owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of Seller’s Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by Seller or its Subsidiaries are fully paid and nonassessable and are owned by Seller or its Subsidiaries free and clear of any Liens.

(ii) Seller does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

(iii) Each of Seller’s Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified except where the failure to be so licensed or qualified would not constitute a Material Adverse Effect.

(iv) The Bank is an “insured bank” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder.

(d) Corporate Power. Each of Seller and its Subsidiaries has the requisite corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets. Seller has the corporate power and authority to execute and deliver and, subject to the satisfaction of the conditions set forth at Section 7.01(a) - (c), perform its obligations under this Agreement, including the execution and filing of the articles of merger with the Department of State of the Commonwealth of Pennsylvania. The Bank has the corporate power and prior to the effective time of the Subsidiary Merger will have the corporate authority to consummate the Subsidiary Merger and the Agreement to Merge in accordance with the terms of this Agreement.

(e) Corporate Authority; Authorized and Effective Agreement. Subject to the affirmative vote of 66 2/3% of the outstanding shares of Seller Common Stock by the holders of Seller Common Stock entitled to vote thereon (excluding shares of Seller Common Stock held by Purchaser if Purchaser holds 5% or more of the outstanding shares of Seller Common Stock as of the record date for the Seller Meeting or as of immediately prior to the Effective Date), which is the only shareholder vote required to approve this Agreement pursuant to the PBCL and the Seller Articles, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Seller and the Seller Board prior to the date hereof. This Agreement is a valid and legally binding obligation of Seller, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(f) Regulatory Filings; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Seller or any of its Subsidiaries in connection with the execution, delivery or performance by Seller of this Agreement or to consummate the Merger except for (A) filings of applications, notices and the Agreement to Merge with, or requests for approvals and waivers from, as applicable, federal and state banking authorities, (B) filings with state and federal securities authorities, (C) the filing of the articles of merger with the Department of State of the Commonwealth of Pennsylvania pursuant to Section 1927 of the PBCL, (D) the approval of the Parent Merger by the holders of 66 2/3% of the outstanding shares of Seller Common Stock entitled to vote thereon (excluding shares of Seller Common Stock held by Purchaser if Purchaser holds 5% or more of the outstanding shares of Seller Common Stock as of the record date for the Seller Meeting or as of immediately prior to the Effective Date), and (E) the third party consents set forth on the Disclosure Schedule under Section 5.02(f). As of the date hereof, Seller is not aware of any reason relating to Seller why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to receipt of the regulatory and shareholder approvals and third party consents referred to above and the expiration of certain regulatory waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Seller or of any of its Subsidiaries or to which Seller or any of its Subsidiaries or properties is subject or bound except for any breach, violation, default, Lien, acceleration or right of termination which would not, individually or in the aggregate, result in a Material Adverse Effect, (B) constitute a breach or violation of, or a default under, the Seller Articles or the Seller Bylaws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(g) Financial Statements; Internal Controls.

(i) Seller has previously delivered to Purchaser true and complete copies of (A) its balance sheets as of December 31, 2004, 2005 and 2006 and the related statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, including the footnotes thereto, if any, additional or supplemental information supplied therewith and the report prepared in connection therewith by the independent certified public accountants auditing such financial statements; and (B) its interim monthly financial reports and financial statements for the period beginning after December 31, 2006 and ended on September 30, 2007. The documents described in clauses (A) and (B) above (collectively, the “Seller Financial Statements”):

1)	are true, complete and correct;

2)	are in accordance with the books and records of Seller;

3)	present fairly and accurately the assets, liabilities, revenues, expenses and financial condition of Seller as of the dates thereof, and the results of operations for the periods then ended;

4)	were prepared on a consistent basis throughout the periods involved; and

5)	have been prepared in accordance with GAAP.

(ii) Neither Seller nor any of its Subsidiaries has any material liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Seller included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2007 or in connection with this Agreement and the transactions contemplated hereby.

(iii) The records, systems, controls, data and information of Seller and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 5.02(g)(iii). Seller (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act) to ensure that material information relating to Seller, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Seller by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Seller’s outside auditors and the audit committee of Seller’s Board of Directors (y) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15 promulgated under the Exchange Act) that are reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls over financial reporting. These disclosures were made in writing by management to Seller’s auditors and audit committee and a copy has previously been made available to Purchaser. As of the date hereof, and except as Previously Disclosed, Seller knows of no reason related to Seller to believe that Seller’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to Sections 302, 404 and 906 of the Sarbanes-Oxley Act, without qualification (except to extent expressly permitted by such rules and regulations), when next due.

(iv) Since December 31, 2006, (A) through the date hereof, neither Seller nor any of its Subsidiaries nor, to Seller’s knowledge, any director, officer, employee, auditor, accountant or representative of Seller or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Seller or any of its Subsidiaries, whether or not employed by Seller or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of it Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Seller or any committee thereof or to any director or officer of Seller.

(h) Litigation. Except as Previously Disclosed, there is no material suit, action, investigation, audit or proceeding (whether judicial, arbitral, administrative or other) pending or, to Seller’s knowledge, threatened against or affecting Seller or any of its Subsidiaries, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against Seller or any of its Subsidiaries.

(i) Regulatory Matters.

(i) Neither Seller nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities.

(ii) Neither Seller nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor to its knowledge has any Regulatory Authority commenced an investigation in connection therewith.

(j) Compliance with Laws. Except as Previously Disclosed, each of Seller and its Subsidiaries:

(i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (“CRA”) (which includes a CRA Rating of “satisfactory” or better), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to make any such filing would not constitute a Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Seller’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has not received, since December 31, 2004, any notification or communication from any Governmental Authority (A) asserting that Seller or any of its Subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Seller’s knowledge, do any grounds for any of the foregoing exist).

(k) Material Contracts; Defaults.

(i) Except as set forth in Seller’s Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to or is bound by any contract of the following types that involve Seller or any of its Subsidiaries:

(A) Any contract involving commitments to others to make capital expenditures or purchases or sales in excess of $50,000 in any one case or $200,000 in the aggregate in any period of 12 consecutive months;

(B) Any contract relating to any direct or indirect indebtedness for borrowed money except as a creditor in the ordinary course of business (including loan agreements, lease purchase arrangements, guarantees, agreements to purchase goods or services or to supply funds or other undertakings on which others rely in extending credit), or any conditional sales contracts, chattel mortgages, equipment lease agreements and other security arrangements with respect to personal property, other than contracts entered into in the ordinary course of business consistent with past practice and policies;

(C) Any employment, severance, consulting or management services contract or any confidentiality or proprietary rights contract with any employee or other service provider of or to Seller or any of its Subsidiaries;

(D) Any contract containing covenants limiting the freedom of Seller or any of its Subsidiaries to compete in any line of business or with any individual, bank, corporation, partnership, limited liability company, joint venture, trust, unincorporated association or organization, government body, agency or instrumentality, or any other entity (each, a “Person”) or in any area or territory;

(E) Any partnership, joint venture, limited liability company arrangement or other similar agreement;

(F) Any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, issuance, or other plan or arrangement still in effect (or pursuant to which Seller or any of its Subsidiaries has any remaining obligation to any party) for the benefit of Seller’s or any of its Subsidiaries’ current or former directors, officers, employees, and other service providers;

(G) Any material license agreement, either as licensor or licensee, or any other contract of any type relating to any patent, trademark or trade name;

(H) Any material contract with any director, officer or key employee of Seller or any of its Subsidiaries or any arrangement under which Seller or any of its Subsidiaries has advanced or loaned any amount to any of their directors, officers, and employees;

(I) Any contract of any kind whatsoever, whether exclusive or otherwise, with any sales agent, representative, franchisee or distributor involving money or property, other than contracts entered into in the ordinary course of business consistent with past practice and policies;

(J) Other than this Agreement and the ancillary agreements being executed in connection with this Agreement, any contract providing for the acquisition or disposition of any portion of Seller or any of its Subsidiaries;

(K) Any contract of any kind whatsoever that requires the payment of royalties;

(L) Any contract under which the consequences of a breach, violation or default would reasonably be expected to have a Material Adverse Effect on Seller or its Subsidiaries as a whole;

(M) Any contract pursuant to which Seller or any of its Subsidiaries has any obligation to share revenues or profits derived from Seller or any of its Subsidiaries with any other entity;

(N) Any contract between (i) Seller or any of its Subsidiaries, on the one hand, and any officer, director, employee or consultant of Seller or any of its Subsidiaries, or any natural person related by blood or marriage to such natural person, on the other hand, and (ii) Seller or any of its Subsidiaries, on the one hand, and any employee of Seller or any of its Subsidiaries, on the other hand (collectively, “Affiliate Agreements”); and

(O) Any other legally binding contract not of the type covered by any of the other items of this Section 5.02(k) involving money or property and having an obligation in excess of $200,000 in the aggregate in any period of 12 consecutive months.

(ii) “Material Contracts” shall mean those contracts on Seller’s Disclosure Schedule listed under Section 5.02(k) or contracts that should have been listed by Seller on such Disclosure Schedule pursuant to this Section 5.02(k). All of the Material Contracts are in full force and effect and are legal, valid, binding and enforceable in accordance with their terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) (i) as to Seller or any of its Subsidiaries, as the case may be, and (ii) to the knowledge of Seller, as to the other parties to such Material Contracts. Except as disclosed in Seller’s Disclosure Schedule, Seller and/or its Subsidiaries, as applicable, and to the knowledge of Seller, each other party to the Material Contracts, has in all material respects performed and is performing all obligations, conditions and covenants required to be performed by it under the Material Contracts. Neither Seller nor any of its Subsidiaries, and to the knowledge of Seller, no other party, is in violation, breach or default of any material obligation, condition or covenant under any of the Material Contracts, and neither Seller nor any of its Subsidiaries, and to the knowledge of Seller, no other party, has received any notice that any of the Material Contracts will be terminated or will not be renewed. Neither Seller nor any of its Subsidiaries, has received from or given to any other Person any notice of default or other violation under any of the Material Contracts, nor, to the knowledge of Seller, does any condition exist or has any event occurred which with notice or lapse of time or both would constitute a default thereunder.

(l) No Brokers. Except as Previously Disclosed, no action has been taken by Seller that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement.

(m) Employee Benefit Plans.

(i) Section 5.02(m)(i) to the Seller’s Disclosure Schedule contains a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, employment or consulting, severance pay or benefit, change in control, savings, medical, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, profit-sharing or pension benefit plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Seller or any Subsidiary or by any trade or business, whether or not incorporated, that together with the Seller or any Subsidiary would be deemed a “single employer” under Section 414 of the Code (an “ERISA Affiliate”), or as to which the Seller, any Subsidiary or any ERISA Affiliate has, or may have, any liability or obligation, whether written or oral and whether legally binding or not (collectively, the “Plans”). With respect to each Plan, Section 5.02(m)(i) to the Seller Disclosure Schedule identifies each entity whose current or former employees, directors or other service providers are covered by or entitled to benefits under such Plan. Neither the Seller, nor any Subsidiary has any formal plan or commitment, whether legally binding or not, to create any additional plan or modify or change any existing Plan that would affect any current or former employee, director or other service provider of the Seller or any Subsidiary.

(ii) With respect to each of the Plans, the Seller has heretofore delivered to the Purchaser true and complete copies of each of the following documents: (a) the Plan, the related trust agreement (if any) and any other related documents (including all amendments to such Plan and related documents); (b) the three most recent annual reports, actuarial reports, and financial statements, if any; (c) the most recent summary plan description, together with each summary of material modifications, required under ERISA with respect to such Plan, and all material employee communications relating to such Plan; (d) the most recent determination letter or opinion letter received from the IRS with respect to each Plan that is intended to be qualified under the Code; and (e) all material communications to or from the IRS or any other governmental or regulatory authority relating to each Plan.

(iii) No liability under Title IV of ERISA has been incurred by the Seller, any Subsidiary or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Seller, any Subsidiary or any ERISA Affiliate of incurring a liability under such Title other than liability for the payment of PBGC premiums, which have been or will be paid when due. No Plan subject to Section 412 of the Code or Section 302 of ERISA has incurred an accumulated funding deficiency, whether or not waived. None of the assets of the Seller or any Subsidiary are subject to any lien arising under ERISA or Subchapter D of Chapter 1 of the Code.

(iv) Neither the Seller nor any Subsidiary, nor any ERISA Affiliate, nor any of the Plans, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which the Seller, any Subsidiary, any ERISA Affiliate, any of the Plans or any such trust could, (either directly or pursuant to any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Plan), be subject to any civil liability or penalty pursuant to Title I of ERISA, a tax imposed pursuant to Chapter 43 of the Code, or any other liability.

(v) All contributions required to have been made under the terms of any Plan or pursuant to ERISA and the Code have been timely made and all obligations in respect of each Plan have been properly accrued and reflected in the Seller Financial Statements.

(vi) As of the Closing Date, the then fair market value of the assets held under each Plan that is subject to Title IV of ERISA will be sufficient so as to permit a “standard termination” of each such Plan under Section 4041(b) of ERISA without the need to make any additional contributions to such Plans. No reportable event under Section 4043 of ERISA has occurred or will occur with respect to any Plan on or before the Closing Date other than any reportable event occurring by reason of the transactions contemplated by this Agreement.

(vii) None of the Plans is, and neither the Seller, nor any Subsidiary, nor any ERISA Affiliate has ever contributed to or had an obligation to contribute to or incurred any liability in respect of, any “multiemployer plan” (as defined in Section 3(37) of ERISA), a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or a single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA.

(viii) Each of the Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and a favorable determination or opinion letter to that effect has been issued by the IRS with respect to each such Plan, and nothing has occurred that could reasonably be expected to adversely affect the qualified status of any Plan under Section 401(a) of the Code or require the filing of a submission under the IRS’s employee plans compliance resolution system or the taking of other corrective action pursuant to such system in order to maintain the qualified status of such Plan. Each of the Plans that is intended to satisfy the requirements of Section 125, 423 or 501(c)(9) of the Code satisfies such requirements. Each of the Plans has been operated and administered in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code.

(ix) To the knowledge of Seller, no payment or benefit paid or provided, or to be paid or provided, to current or former employees, directors or other service providers of or to the Seller or any Subsidiary (including pursuant to this Agreement) will fail to be deductible for federal income tax purposes under Section 280G of the Code. To the knowledge of Seller, each Person who performs services for the Seller or any Subsidiary has been, and is, properly classified by the Seller or the Subsidiary as an employee or independent contractor.

(x) There are no claims pending, or, to the knowledge of the Seller, threatened or anticipated (other than routine claims for benefits) against any Plan, the assets of any Plans or against the Seller, any Subsidiary or any ERISA Affiliate with respect to any Plan. There is no judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against or in favor of any Plan or any fiduciary thereof (other than rules of general applicability). There are no pending or, to the knowledge of Seller, threatened audits or investigations by any Governmental Authority involving any Plan.

(xi) No Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees, directors or other service providers after retirement or other termination of service (other than (a) coverage mandated by applicable law, (b) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (c) deferred compensation benefits accrued as liabilities in the Seller Financial Statements, and (d) benefits, the full cost of which is borne by the current or former employee or director (or his beneficiary)). No Plan is funded through a “welfare benefit fund” as defined in Section 419 of the Code.

(xii) Each Plan may be amended or terminated without liability to the Seller or any Subsidiary, other than liability for accrued benefits through the date of the amendment or termination and administrative costs of amending or terminating the Plan. Neither the execution of this Agreement, nor the consummation of the transactions contemplated hereby, will (whether alone or together with any other event) result in or is a precondition to (a) any current or former employee, director or other service provider of or to the Seller or any Subsidiary becoming entitled to severance pay or any similar payment, (b) the acceleration of the time of payment or vesting of, or an increase in the amount of, any compensation due to any current or former employee, director or other service provider of or to the Seller or any Subsidiary, or (c) the renewal or extension of the term of any agreement regarding the compensation of any current or former employee, director or other service provider of the Seller or any Subsidiary.

(xiii) Except as Previously Disclosed, to the knowledge of Seller, each Plan that provides deferred compensation subject to Section 409A of the Code complies with Section 409A of the Code (and has so complied for the entire period during which Section 409A of the Code has applied to such Plan). To the knowledge of Seller, none of the transactions contemplated by this Agreement will constitute or result in a violation of Section 409A of the Code.

(xiv) No Plan subject to Title I of ERISA holds any “employer security” or “employer real property” (each as defined in Section 407(d) of ERISA).

(xv) All workers’ compensation benefits paid or payable to any current or former employee, director or other service provider of or to the Seller or any Subsidiary are fully insured against by a third party insurance carrier.

(n) Labor Matters. Neither Seller nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Seller or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Seller or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Seller’s knowledge, threatened, nor is Seller aware of any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(o) Takeover Laws. Seller has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”; “control share”, “fair price”, “affiliate transaction”, “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”), including, without limitation, the Commonwealth of Pennsylvania, applicable to it. Seller has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any Articles, Sections or provisions of Seller’s or its Subsidiaries’ Articles of

Incorporation or Bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, the “Takeover Provisions”).

(p) Environmental Matters. Except as Previously Disclosed, to Seller’s knowledge, neither the conduct nor operation of Seller or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Seller’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Seller’s knowledge, neither Seller nor any of its Subsidiaries has used or stored any Hazardous Material in, on, or at any property presently or previously owned, leased or operated by any of them in violation of any Environmental Law. To Seller’s knowledge, neither Seller nor any of its Subsidiaries has received any notice from any Person that Seller or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. Neither Seller nor any of its Subsidiaries is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. To Seller’s knowledge, Seller and each of its Subsidiaries has timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws.

(q) Tax Matters.

(i) Seller and its Subsidiaries have duly and timely filed all Tax Returns required to be filed with respect to all applicable Taxes, and all such Tax Returns are true, correct and complete in all material respects.

(ii) (A) To the knowledge of Seller, Seller and its Subsidiaries have timely paid all Taxes due and payable, whether or not shown on any Tax Return and whether or not a Tax Return was required to be filed, (B) Seller and its Subsidiaries have established reserves in the Seller Financial Statements for Taxes which are sufficient for the payment of all unpaid Taxes as of the dates thereof, whether or not such Taxes are disputed or are yet due and payable, for or with respect to the period, and neither Seller nor its Subsidiaries shall have any liability for Taxes in excess of such reserves, (C) To the knowledge of Seller, Seller and its Subsidiaries have withheld and paid to the proper taxing authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent consultant, creditor, member or other third party, (D) To the knowledge of Seller, Seller and its Subsidiaries have no liability for Taxes payable for or with respect to any periods prior to and including the Effective Time in excess of the amounts actually paid prior to the Effective Time or reserved for in the in the Seller Financial Statements, and (E) no claim has ever been made by any taxing authority in any jurisdiction in which Seller and/or its Subsidiaries does not file Tax Returns that Seller and/or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(iii) Seller and its Subsidiaries have furnished or otherwise made available to Purchaser true and correct copies of all Tax Returns and all written communications relating to any such Tax Returns or to any deficiency or claim proposed and/or asserted, irrespective of the outcome of such matter, but only to the extent such Tax Returns or items relate to tax years which are currently subject to an audit, investigation, examination or other proceeding, or with respect to which the statute of limitations has not expired.

(iv) (A) All deficiencies asserted or assessments made as a result of any Tax audit, investigation, examination or other proceeding have been paid in full, (B) except as Previously Disclosed, there are no current audits, investigations or examinations with respect to any Tax Returns of Seller and its Subsidiaries, and Seller has not received any notice that any such audit, investigation or examination is threatened or pending, and (C) no waivers of or extensions of the statutes of limitation (with respect to collection or assessment of Taxes) have been given by or requested with respect to any Taxes of Seller or its Subsidiaries.

(v) (A) Neither Seller nor any of its Subsidiaries is a party to any agreement relating to the sharing, allocation or payment of, or indemnity for, Taxes, and (B) neither Seller nor any of its Subsidiaries is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which Seller is or was the common parent) or otherwise has any liability for the Taxes of any Person under Treasury Regulations section 1.1502-6 (or similar provision of state, local or foreign Law).

(vi) (A) Seller and its Subsidiaries have disclosed on their Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision under any state, local, or foreign tax law), (B) neither Seller nor any of its Subsidiaries have engaged in any “reportable transactions” as defined in Section 6707A of the Code, and (C) To the knowledge of Seller, Seller and its Subsidiaries are in compliance with, and their records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state, and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(vii) (A) Neither the Seller nor any of its Subsidiaries has been a party to any distribution occurring during the last three years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied, (B) neither the Seller nor any of its Subsidiaries has entered into a written agreement with any taxing authority or is subject to an adjustment under Section 481(a) of the Code that would have a material impact on the calculation of Taxes after the Effective Time, and (C) Seller is not, has not been within the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code, and shall not be as of the Closing Date, a “United States real property holding corporation” (as that term is defined under Section 897 of the Code),

(viii) As of the date hereof, neither Seller nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(r) Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Seller’s own account, or for the account of one or more of Seller’s Subsidiaries or their customers (all of which are listed on Seller’s Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Seller or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Seller nor its Subsidiaries, nor to Seller’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(s) Books and Records; Minute Books. The books and records of Seller and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with ordinary business practices in the banking industry, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein. The minute books of Seller and its Subsidiaries contain records, which are accurate in all material respects, of all corporate actions of its shareholder(s) and Board of Directors (including committees of its Board of Directors).

(t) Insurance. Section 5.02(t) of Seller’s Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by Seller or its Subsidiaries. Seller and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect; Seller and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

(u) Seller Off Balance Sheet Transactions. Section 5.02(u) of Seller’s Disclosure Schedule sets forth a true and complete list of all affiliated Seller entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which Seller or any of its Subsidiaries or any officer or director of Seller or any of its Subsidiaries has an economic or management interest. Section 5.02(u) of Seller’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such Seller affiliated entity, Seller, any of its Subsidiaries, and any officer or director of Seller or any of its Subsidiaries that are not reflected in the consolidated financial statements of Seller (each, a “Seller Off Balance Sheet Transaction”), along with the following information with respect to each such Seller Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Seller or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Seller or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Seller or any of its Subsidiaries.

(v) Disclosure. The representations and warranties contained in this Section 5.02 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.02 not misleading.

(w) Material Adverse Change. Except as Previously Disclosed, Seller has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2006 that has had a Material Adverse Effect on Seller.

(x) Properties. Seller and its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the Seller Financial Statements (as defined in Section 5.02(g)) as being owned by Seller as of December 31, 2006 or acquired after such date, except (i) statutory liens for amounts not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements, encumbrances, liens, charges, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) dispositions and encumbrances in the ordinary course of business, and (v) liens on properties acquired in foreclosure or on account of debts previously contracted. All leases pursuant to which Seller or any of its Subsidiaries, as lessee, leases real or personal property (except for leases that have expired by their terms or that Seller or any such Subsidiary has agreed to terminate since the date hereof) are valid without default thereunder by the lessee or, to Seller’s knowledge, the lessor.

(y) Loans. Each loan reflected as an asset in the Seller Financial Statements (as defined in Section 5.02(g)) and each balance sheet date subsequent thereto (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as Previously Disclosed, as of December 31, 2006, the Bank is not a party to a loan, including any loan guaranty, with any director, executive officer or 5% shareholder of Seller or any of its Subsidiaries or any Person controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by the Bank that are subject either to Section 22(b) of the Federal Reserve Act, as amended, or to Part 349 of the rules and regulations promulgated by the FDIC, comply therewith.

(z) Allowance for Loan Losses. The allowance for loan losses reflected on the Seller Financial Statements (as defined in Section 5.02(g)), as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably estimated losses on outstanding loans.

(aa) Repurchase Agreements. With respect to all agreements pursuant to which Seller or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Seller or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(bb) Deposit Insurance. The deposits of the Bank are insured by the FDIC in accordance with FDIA, and the Bank has paid all assessments and filed all reports required by the FDIA.

(cc) Annual Disclosure Statement. Seller is in compliance with Part 350 of the rules and regulations promulgated by the FDIC concerning disclosure requirements, including the preparation of an annual disclosure statement, and the signature and attestation requirements provided and to be provided pursuant to such Part are accurate.

(dd) Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Seller is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Seller pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Seller Board (or, where appropriate, the board of directors of any of Seller’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ee) No Right to Dissent. Nothing in the Articles of Incorporation or the Bylaws of Seller or any of its Subsidiaries provides or would provide to any Person, including without limitation the holders of Seller Common Stock, upon execution of this Agreement and consummation of the transactions contemplated hereby, rights of dissent and appraisal of any kind.

(ff) Fairness Opinion. The Seller Board has received the opinion of its financial advisor, Sandler O’Neill & Partners, L.P., to the effect that the Merger Consideration to be received by the holders of Seller Common Stock in the Parent Merger is fair to such holders from a financial point of view. A true and complete copy of such written opinion will be delivered to Purchaser as soon as practicable.

(gg) SEC Documents. Seller’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2004, 2005 and 2006, and all other reports, registration statements, definitive proxy statements or information statements filed by it or any of its Subsidiaries subsequent to December 31, 2003 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed with the SEC (collectively, the “Seller SEC Documents”), as of the date filed, or if amended or superseded by a filing prior to the date of this

Agreement, then on the date of such amended or superseded filing, (A) were timely filed and complied with all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.03 Representations and Warranties of Purchaser. Subject to Section 5.01 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Purchaser hereby represents and warrants to Seller as follows:

(a) Organization, Standing and Authority. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Purchaser is duly qualified to do business and is in good standing in the Commonwealth of Pennsylvania and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Purchaser is registered as a financial holding company under the BHC Act. Purchaser Bank is a state banking association duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Purchaser Bank is duly qualified to do business and is in good standing in the Commonwealth of Pennsylvania and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. The deposit accounts of Purchaser Bank are insured by the FDIC to the fullest extent permitted by law and Purchaser Bank is a member in good standing of the Federal Home Loan Bank of Pittsburgh.

(b) Purchaser Stock

(i) The authorized capital stock of Purchaser consists of (i) 10,000,000 shares of preferred stock, without par value, none of which shares are issued and outstanding, and (ii) 50,000,000 shares of Purchaser Common Stock, par value $2.50 per share, of which 24,546,277 shares are issued and outstanding as of December 11, 2007. The outstanding shares of Purchaser Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).

(ii) The shares of Purchaser Common Stock to be issued in exchange for shares of Seller Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, will be listed on the Nasdaq Global Select Market, will have the same rights as every other share of Purchaser Common Stock and will be subject to no preemptive rights.

(c) Corporate Power. Each of Purchaser and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Purchaser has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. Subject to the receipt of all requisite regulatory approvals and the expiration of all waiting periods, Purchaser Bank has the corporate power and authority to consummate the Subsidiary Merger and the Agreement to Merge in accordance with the terms of this Agreement.

(d) Corporate Authority; Authorized and Effective Agreement. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Purchaser and the Purchaser Board prior to the date hereof and no shareholder approval is required on the part of Purchaser. The Agreement to Merge, when executed by Purchaser Bank, shall have been approved by the Board of Directors of Purchaser Bank and by Purchaser, as the sole shareholder of Purchaser Bank. This Agreement is a valid and legally binding agreement of Purchaser, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors rights or by general equity principles).

(e) Regulatory Approvals; No Defaults.

(i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Purchaser or any of its Subsidiaries in connection with the execution, delivery or performance by Purchaser of this Agreement or to consummate the Merger except for (A) the filing of applications, notices or the Agreement to Merge, as applicable, with the federal and state banking authorities; (B) the filing and declaration of effectiveness of the Registration Statement; (C) the filing of the articles of merger with the Department of State of the Commonwealth of Pennsylvania; (D) such filings as are required to be made or approvals as are required to be obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Purchaser Common Stock in the Merger; and (E) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Purchaser is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

(ii) Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Purchaser or of any of its Subsidiaries or to which Purchaser or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws (or similar governing documents) of Purchaser or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) Financial Reports and SEC Documents; Material Adverse Effect.

(i) Purchaser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries with the SEC subsequent to December 31, 2006 under the Securities Act, or under Section 13, 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, “Purchaser SEC Documents”) as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such Purchaser SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Purchaser and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in shareholders’ equity and cash flows or equivalent statements in such Purchaser SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of Purchaser and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

(ii) Since December 31, 2006, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Purchaser, except as disclosed in the Purchaser SEC Documents.

(iii) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls described below in this Section 5.03(f)(iii). Purchaser (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act) to ensure that material information relating to Purchaser, including its consolidated Subsidiaries, is made known to the chief executive officer and the chief financial officer of Purchaser by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Purchaser’s outside auditors and the audit committee of Purchaser’s Board of Directors (y) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15 promulgated under the Exchange Act) that are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information and (z) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting. These disclosures were made in writing by management to Purchaser’s auditors and audit committee and a copy has previously been made available to Seller. As of the date hereof, and except as Previously Disclosed, Purchaser knows of no reason related to Purchaser to believe that Purchaser’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to Sections 302, 404 and 906 of the Sarbanes-Oxley Act, without qualification (except to extent expressly permitted by such rules and regulations), when next due.

(iv) Since December 31, 2006, (A) through the date hereof, neither Purchaser nor any of its Subsidiaries nor, to Purchaser’s knowledge, any director, officer, employee, auditor, accountant or representative of Purchaser or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (B) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Purchaser or any of its Subsidiaries or any of their respective officers, directors, employees, or agents to the Board of Directors of Purchaser or any committee thereof or to any director or officer of Purchaser.

(g) Litigation. Except as Previously Disclosed, as of the date of this Agreement, there is no material suit, action, investigation, audit or proceeding (whether judicial, arbitral, administrative or other) pending or, to Purchaser’s knowledge, threatened against or affecting Purchaser or any of its Subsidiaries, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against Purchaser or any of its Subsidiaries.

(h) Regulatory Matters.

(i) Neither Purchaser nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority charged with the supervision or regulation of financial institutions and their subsidiaries (including their holding companies) or issuers of securities.

(ii) Neither Purchaser nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission nor to its knowledge has any Regulatory Authority commenced an investigation in connection therewith.

(i) Compliance with Laws. Except as Previously Disclosed, each of Purchaser and its Subsidiaries:

(i) is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA (which includes a CRA Rating of “satisfactory” or better), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to make any such filing would not constitute a Material Adverse Effect; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Purchaser’s knowledge, no suspension or cancellation of any of them is threatened; and

(iii) has not received, since December 31, 2006, any notification or communication from any Governmental Authority (A) asserting that Purchaser or any of its Subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Purchaser’s knowledge, do any grounds for any of the foregoing exist).

(j) Environmental Matters. Except as Previously Disclosed, to Purchaser’s knowledge, neither the conduct nor operation of Purchaser or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Purchaser’s knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. To Purchaser’s knowledge, neither Purchaser nor any of its Subsidiaries has used or stored any Hazardous Material in, on, or at any property presently or previously owned, leased or operated by any of them in violation of any Environmental Law. To Purchaser’s knowledge, neither Purchaser nor any of its Subsidiaries has received any notice from any Person that Purchaser or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property. Neither Purchaser nor any of its Subsidiaries is the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. To Purchaser’s knowledge, Purchaser and each of its Subsidiaries has timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by any of them and has generated and maintained all required records and data under all applicable Environmental Laws.

(k) Risk Management Instruments. All material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Purchaser’s own account, or for the account of one or more of Purchaser’s Subsidiaries or their customers (all of which are listed on Purchaser’s Disclosure Schedule), were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Purchaser or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect. Neither Purchaser nor its Subsidiaries, nor to Purchaser’s knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

(l) Books and Records; Minute Books. The books and records of Purchaser and its Subsidiaries have been fully, properly and accurately maintained in all material respects, have been maintained in accordance with ordinary business practices in the banking industry, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein. The minute books of Purchaser and its Subsidiaries contain records, which are accurate in all material respects, of all corporate actions of its shareholder(s) and Board of Directors (including committees of its Board of Directors).

(m) Purchaser Off Balance Sheet Transactions. Section 5.03(m) of Purchaser’s Disclosure Schedule sets forth a true and complete list of all affiliated Purchaser entities, including without limitation all special purpose entities, limited purpose entities and qualified special purpose entities, in which Purchaser or any of its Subsidiaries has an economic or management interest. Section 5.03(m) of Purchaser’s Disclosure Schedule also sets forth a true and complete list of all transactions, arrangements, and other relationships between or among any such Purchaser affiliated entity, Purchaser, any of its Subsidiaries, and any officer or director of Purchaser or any of its Subsidiaries that are not reflected in the consolidated financial statements of Purchaser (each, a “Purchaser Off Balance Sheet Transaction”), along with the following information with respect to each such Purchaser Off Balance Sheet Transaction: (i) the business purpose, activities, and economic substance; (ii) the key terms and conditions; (iii) the potential risk to Purchaser or any of its Subsidiaries; (iv) the amount of any guarantee, line of credit, standby letter of credit or commitment, or any other type of arrangement, that could require Purchaser or any of its Subsidiaries to fund any obligations under any such transaction; and (v) any other information that could have a Material Adverse Effect on Purchaser or any of its Subsidiaries.

(n) Disclosure. The representations and warranties contained in this Section 5.03 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

(o) Material Adverse Change. Except as Previously Disclosed, Purchaser has not, on a consolidated basis, suffered a change in its business, financial condition or results of operations since December 31, 2006 that has had a Material Adverse Effect on Purchaser.

(p) Bank Secrecy Act, Anti-Money Laundering and OFAC and Customer Information. Purchaser is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Purchaser pursuant to 12 C.F.R. Part 364. It is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it or any of its Subsidiaries to undertake any material remedial action. The Purchaser Board (or, where appropriate, the board of directors of any of Purchaser’s Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of its Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(q) Financial Capacity. As of the Closing Date, Purchaser shall have sufficient cash and a sufficient number of authorized but unissued shares to fulfill its obligations with respect to the Merger Consideration.

ARTICLE VI

COVENANTS

Section 6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Seller and Purchaser agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

Section 6.02 Shareholder Approval. Seller agrees to use its reasonable best efforts to take, in accordance with applicable law and the Seller Articles and Seller Bylaws, all action necessary to convene a meeting of its shareholders (including any adjournment or postponement, the “Seller Meeting”), as promptly as practicable, to consider and vote upon the adoption and approval of this Agreement, as well as any other matters required to be approved by Seller’s shareholders for consummation of the Merger. Subject to its fiduciary duties, as determined in good faith after consultation with independent legal counsel, the Seller Board shall recommend that the shareholders of Seller vote in favor of such adoption and approval.

Section 6.03 Registration Statement.

(a) Purchaser agrees to prepare, pursuant to all applicable laws, rules and regulations, a registration statement on Form S-4 (the “Registration Statement”) to be filed by Purchaser with the SEC in connection with the issuance of Purchaser Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Seller constituting a part thereof (the “Proxy/Prospectus”) and all related documents). Seller agrees to cooperate, and to cause its Subsidiaries to cooperate, with Purchaser, its counsel and its accountants, in preparation of the Registration Statement and the Proxy/Prospectus; and provided that Seller and its Subsidiaries have cooperated as required above, Purchaser agrees to file the Registration Statement, which will include the form of Proxy/Prospectus with the SEC as promptly as reasonably practicable but in no event later than 60 days after the date hereof. Each of Seller and Purchaser agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Purchaser also agrees to use all reasonable efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Seller agrees to furnish to Purchaser all information concerning Seller, its Subsidiaries, officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

(b) Each of Seller and Purchaser agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the Seller shareholders and at the time of the Seller Meeting, as the case may be, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which such statement is made, not false or misleading. Each of Seller and Purchaser further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy/Prospectus.

(c) Purchaser agrees to advise Seller, promptly after Purchaser receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Purchaser Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

Section 6.04 Press Releases. Each of Seller and Purchaser agrees that it will not, without the prior approval of the other party, which shall not be unreasonably withheld, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or AMEX or Nasdaq rules.

Section 6.05 Access; Information.

(a) Seller agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Purchaser and Purchaser’s officers, employees, counsel, accountants and other authorized representatives, such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as Purchaser may reasonably request and, during such period, it shall furnish promptly to Purchaser (i) a copy of each material report, schedule and other document filed by Seller pursuant to federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of Seller as Purchaser may reasonably request. In no event, however, is Seller obligated to (i) provide access or disclose any information to Purchaser where such access or disclosure would violate any agreement not to disclose confidential information; or (ii) provide access to board minutes that discuss of the transactions contemplated by this Agreement, any Acquisition Proposal or any other subject matter Seller reasonably determines should be treated as confidential.

(b) Each of Purchaser and Seller agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party’s obligation to consummate the transactions contemplated by this Agreement.

(c) During the period from the date of this Agreement to the Effective Time, Seller shall promptly furnish Purchaser with copies of all monthly and other interim financial statements produced in the ordinary course of business as the same shall become available.

Section 6.06 Acquisition Proposals.

(a) Seller agrees that after the date hereof neither it nor any of its subsidiaries nor any of its respective officers and directors or the officers and directors of any of its subsidiaries shall, and it shall direct and use its reasonable best efforts to cause its employees and agents, including any investment banker, attorney or accountant retained by it or by any of its subsidiaries (collectively, its “Representatives”) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal, or, except to the extent that the Seller Board determines, in good faith, after consultation with its outside financial and legal advisors, that such action is required in order for the Seller Board to comply with its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to implement or make an Acquisition Proposal (and in any event, Seller shall not provide any confidential information or data to any Person in connection with an Acquisition Proposal unless such Person shall have executed a confidentiality agreement on terms at least as favorable as those contained in the Confidentiality Agreement). “Acquisition Proposal” means any proposal or offer with respect to the following involving Seller or any of its Significant Subsidiaries: (1) any merger, consolidation, share exchange, business combination or other similar transaction; (2) any sale, lease, exchange, pledge, transfer or other disposition of 25% or more of its consolidated assets or liabilities in a single transaction or series of transactions; (3) any tender offer or exchange offer for, or other acquisition of, 25% or more of the outstanding shares of its capital stock; or (4) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, other than the Merger provided for in this Agreement. Notwithstanding anything in this Agreement to the contrary, Seller shall (i) promptly (but in no event later than 2 business days) advise Purchaser, orally and in writing, of (x) the receipt by it (or any of the other persons referred to above) of any Acquisition Proposal, or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Seller or any of its Subsidiaries or for access to the properties, books or records Seller or any of it Subsidiaries by any Person or entity that informs the Seller Board or the board of directors of any of its Subsidiaries that it is considering making, or has made, an Acquisition Proposal and (y) the material terms and conditions of such proposal or inquiry (whether written or oral) or modification or amendment to an Acquisition Proposal, and (ii) keep Purchaser fully informed of the status and details of any such proposal or inquiry and any developments with respect thereto. Seller shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements in accordance with the terms thereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal. “Significant Subsidiary” has the meaning ascribed to that term in Rule 1-02 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b) Seller and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Purchaser) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Purchaser who have been furnished confidential information regarding Seller or its Subsidiaries in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Neither Seller nor the Seller Board shall approve or take any action to render inapplicable to any Acquisition Proposal any applicable Takeover Laws or Takeover Provisions.

Section 6.07 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. Neither party will take any action that would cause the transactions contemplated hereby not to comply with any Takeover Provisions and each of them will take all necessary steps within its control to make those transactions comply with (or continue to comply with) the Takeover Provisions.

Section 6.08 Reports. Each of Seller and Purchaser shall file (and shall cause Seller’s Subsidiaries and Purchaser’s Subsidiaries, respectively, to file), between the date of this Agreement and the Effective Time, all reports required to be filed by it with the SEC and any other Regulatory Authorities having jurisdiction over such party, and Seller shall deliver to Purchaser copies of all such reports promptly after the same are filed. Any financial statements contained in any reports to a Regulatory Authority shall be prepared in accordance with requirements applicable to such reports.

Section 6.09 Nasdaq Listing. Purchaser will use all reasonable best efforts to cause the shares of Purchaser Common Stock to be issued in the Merger to be approved for listing on the Nasdaq, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

Section 6.10 Regulatory Applications.

(a) Purchaser and Seller and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. Any initial filings with Governmental Authorities shall be made by Purchaser as soon as reasonably practicable after the execution hereof but, provided that Seller has cooperated as described above, in no event later than 60 days after the date hereof. Subject to applicable laws relating to the exchange of information, each of Purchaser and Seller shall, to the extent practicable, consult with the other on all material written information submitted to any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable.

(b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

Section 6.11 Seller Employees; Director and Management; Indemnification.

(a) All employees of Seller and its Subsidiaries as of immediately prior to the Effective Time shall be employed by Purchaser or its Subsidiaries as of the Effective Time (the “Continuing Employees”). Such employment of the Continuing Employees shall be subject to Purchaser’s usual terms, conditions and policies of employment. Continuing Employees shall be entitled to participate in all benefit plans and programs on the same basis as other similarly-situated employees of Purchaser, including, but not limited to, vacation, health, life insurance, disability insurance, defined benefit pension plans and salary deferral plans. For the calendar year including the Effective Date, the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the benefit plans maintained by Purchaser (or its Subsidiaries) that provide medical, dental and other welfare benefits (the “Purchaser Welfare Plans”) to the extent of amounts previously credited for such purposes under the Seller Plans that provide medical, dental and other welfare benefits (the “Seller Welfare Plans”). Any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Purchaser Welfare Plans shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion, or requirement to show evidence of good health applied under the applicable Seller Welfare Plan in which the participant then participates or is otherwise eligible to participate as of immediately prior to the Effective Time). Continuing Employees will be given credit for their service with Seller for purposes of eligibility and vesting under all of Purchaser’s Welfare Plans and other employee benefit plans. This Section 6.11(a) shall not be construed to limit the ability of Purchaser and its Subsidiaries to terminate the employment of any employee at any time for any reason or to review employee benefits programs from time to time and to make such changes as they deem appropriate.

(b) Purchaser agrees to honor, or to cause the appropriate Purchaser Subsidiary to honor, in accordance with their terms, all change in control agreements listed on Section 6.11(b) of the Disclosure Schedule, provided, however, that the foregoing shall not prevent Purchaser or any Purchaser Subsidiary from amending or terminating any such agreement in accordance with its terms and applicable law.

(c) Effective immediately following the Effective Date, the Continuing Employees will be eligible for severance benefits and defined benefit pension plan coverage as set forth in Section 6.11(c) of the Disclosure Schedule.

(d) No provision of this Section 6.11 shall create any third party beneficiary rights in any Continuing Employee, or any other employee or former employee of Seller or any of its Subsidiaries (including any beneficiary or dependent of any Continuing Employee, other employee or former employee) in respect of continued employment (or resumed employment) or any other matter.

(e) Prior to the Effective Date, Seller shall take all actions that may be requested by Purchaser in writing with respect to (i) causing one or more Plans to terminate as of the Effective Date, or as of the date immediately preceding the Effective Date, (ii) causing benefit accrual and entitlements under any Plan to cease as of the Effective Date, (iii) causing the continuation on and after the Effective Date of any contract, arrangement or insurance policy relating to any Plan for such period as may be requested by Purchaser, or (iv) facilitating the merger of any Plan into any employee benefit plan maintained by Purchaser.

(f) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Date, a director or officer of Seller (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Seller, or any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Date, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto. On and after the Effective Date, Purchaser shall indemnify and hold harmless, as and to the fullest extent permitted by law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable law), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Date), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Purchaser; provided, however, that (1) Purchaser shall have the right to assume the defense thereof and upon such assumption Purchaser shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Purchaser elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Purchaser and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after notification, and Purchaser shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Purchaser shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, (3) Purchaser shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (4) Purchaser shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim Indemnification under this Section 6.11(f), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Purchaser thereof, provided that the failure of any Indemnified Party to so notify Purchaser shall not relieve it of its obligations hereunder except (and only) to the extent that such failure materially prejudices Purchaser. Purchaser’s obligations under this Section 6.11(f) continue in full force and effect for a period of six years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim (a “Claim”) asserted or made within such period shall continue until the final disposition of such Claim.

(g) Purchaser agrees that all rights to indemnification and all limitations on liability existing in favor of the directors, officers and employees of Seller and any of its Subsidiaries (the “Covered Parties”) as provided in their respective articles of incorporation, bylaws or similar governing documents as in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Date shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto, for a period of six years from the Effective Date; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; provided, further, however, that nothing contained in this Section 6.11(g) shall be deemed to preclude the liquidation, consolidation or merger of Seller or any of its Subsidiaries, in which case all of such rights to indemnification and limitations on liability shall be deemed to so survive and continue as an obligation of Purchaser or the successor to Seller or its Subsidiary notwithstanding any such liquidation, consolidation or merger.

(h) Purchaser, from and after the Effective Date will use its reasonable best efforts directly or indirectly to cause the persons who served as directors or officers of Seller on or before the Effective Date to be covered by Seller’s existing directors’ and officers’ liability insurance policy (provided that Purchaser may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy) but in no event shall any insured person be entitled under this Section 6.11(h) to insurance coverage more favorable than that provided to him or her in such capacities as of the date hereof with respect to acts or omissions resulting from their service as such on or prior to the Effective Date. Such insurance coverage, if reasonably available at a reasonable cost relative to the coverage obtained, shall commence on the Effective Date and will be provided for a period of no less than three years after the Effective Date; provided, however, that in no event shall Purchaser be required to expend more than 150% of the current amount expended by Seller (the “Insurance Amount”) to maintain or procure insurance coverage pursuant hereto and, provided, further, that the Insurance Amount shall be deemed reasonable for purposes of this Section 6.11(h). Seller agrees to renew any such existing insurance or to purchase any “discovery period” insurance provided for thereunder at Purchaser’s request.

(i) In the event Purchaser or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Purchaser assume the obligations set forth in this section.

(j) The provisions of Section 6.11(f), (g), (h) and (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and their respective heirs and representatives.

(k) The parties agree to take the further actions Previously Disclosed by Purchaser. [See terms to be disclosed in Disclosure Schedule.]

Section 6.12 Notification of Certain Matters. Each of Seller and Purchaser shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

Section 6.13 Dividend Coordination. It is agreed by the parties hereto that they will cooperate to assure that as a result of the Merger, during any applicable period, there shall not be a payment of both a Purchaser and a Seller dividend. The parties further agree that if the Effective Date is at the end of a fiscal quarter, then they will cooperate to assure that the Seller shareholders receive the dividend declared by Purchaser, if any, rather than the dividend for that period, if any, declared by Seller. In no event, however, shall Seller shareholders fail to receive a dividend from either of Seller or Purchaser for any quarterly period (or portion thereof) between the date hereof and the Effective Date.

Section 6.14 Board of Directors; Advisory Board.

(a) Effective as of the Effective Date, three members of the Seller Board designated prior to the Effective Date by Purchaser’s Nominating and Corporate Governance Committee in accordance with its policies and procedures, as in effect as of the date of this Agreement, shall be appointed to the Purchaser Board and to the Board of Directors of Purchaser Bank.

(b) Each of the members of the Seller Board not appointed to the Purchaser Board and the Board of Directors of Purchaser Bank will be asked to serve on Purchaser Bank’s Westmoreland County Advisory Board.

(c) Individuals serving as Directors or Advisory Directors pursuant to Subsections (a) and (b) of this Section 6.14 shall receive the compensation provided to Directors or Advisory Directors of Purchaser or Purchaser Bank, as the case may be which shall be at least $800 per year of Advisory Board service.

Section 6.15 Tax Treatment. (i) Each of Purchaser and Seller agrees not to take any actions subsequent to the date of this Agreement that would adversely affect the qualification of the Parent Merger as a reorganization under Section 368(a) of the Code, and (ii) each of Purchaser and Seller agrees to take any action as may be reasonably required, if such action may be reasonably taken to reverse the impact of any past actions that would adversely impact the qualification of the Parent Merger as a reorganization under Section 368(a) of the Code.

Section 6.16 No Breaches of Representations and Warranties. Between the date of this Agreement and the Effective Time, without the written consent of the other party, each of Purchaser and Seller will not do any act or suffer any omission of any nature whatsoever that would cause any of the representations or warranties made in Article V of this Agreement to become untrue or incorrect in any material respect.

Section 6.17 Consents. Each of Purchaser and Seller shall use its best efforts to obtain any required consents to the transactions contemplated by this Agreement.

Section 6.18 Insurance Coverage. Seller shall cause each of the policies of insurance listed in its Disclosure Schedule to remain in effect between the date of this Agreement and the Effective Date.

Section 6.19 Correction of Information. Each of Purchaser and Seller shall promptly correct and supplement any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, and shall include all facts necessary to make such information correct and complete in all material respects at all times, provided that any such correction that may result in a change to a party’s Disclosure Schedule shall not be made without the prior written consent of the other party.

Section 6.20 Confidentiality. Except for the use of information in connection with the Registration Statement described in Section 6.03 hereof and any other governmental filings required in order to complete the transactions contemplated by this Agreement, all information (collectively, the “Information”) received by each of Seller and Purchaser, pursuant to the terms of this Agreement shall be kept in strictest confidence; provided that, subsequent to the filing of the Registration Statement with the SEC, this Section 6.20 shall not apply to information included in the Registration Statement or to be included in the official Proxy/Prospectus to be sent to the shareholders of Seller under Section 6.03. Seller and Purchaser agree that the Information will be used only for the purpose of completing the transactions contemplated by this Agreement. Seller and Purchaser agree to hold the Information in strictest confidence and shall not use, and shall not disclose directly or indirectly any of such Information except when, after and to the extent such Information (i) is or becomes generally available to the public other than through the failure of Seller or Purchaser to fulfill its obligations hereunder, (ii) was already known to the party receiving the Information on a nonconfidential basis prior to the disclosure or (iii) is subsequently disclosed to the party receiving the Information on a nonconfidential basis by a third party having no obligation of confidentiality to the party disclosing the Information. It is agreed and understood that the obligations of Seller and Purchaser contained in this Section 6.20 shall survive the Closing or termination of this Agreement.

Section 6.21 Voting Agreement. Each director of Seller shall, within 30 days of the date hereof, enter into a voting agreement with Purchaser pursuant to which such director agrees to vote all shares of Seller Common Stock with respect to which such director shall have voting rights on the record date for the special meeting of Seller in favor of the Parent Merger and further agrees not to dispose of any shares of Seller Common Stock he or she holds as of the date of such voting agreement prior to the earlier to occur of the Effective Date or the date this Agreement is terminated in accordance with its terms.

Section 6.22 Certain Policies. Prior to the Effective Date, to the extent permitted by law, Seller shall, consistent with generally accepted accounting principles and on a basis mutually satisfactory to it and Purchaser, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Purchaser; provided, however, that Seller shall not be obligated to take any such action pursuant to this Section 6.22 unless and until (i) Purchaser irrevocably acknowledges to Seller in writing that all conditions to its obligation to consummate the Parent Merger have been satisfied; and (ii) Purchaser irrevocably waives in writing any and all rights that it may have to terminate this Agreement and Seller has obtained the approval of this Agreement from its shareholders.

Section 6.23 Brokerage and Finder’s Fees. Purchaser shall be fully responsible for any brokerage fee, finder’s fee, commission or other similar form of compensation payable to any broker, finder or agent in connection with this Agreement or the transactions contemplated hereby.

Section 6.24 Section 16(b) Exemption.

Purchaser and Seller agree that, in order to most effectively compensate and retain Seller Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Date, it is desirable that Seller Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Seller Common Stock into shares of Purchaser Common Stock in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.24. Assuming that Seller delivers to Purchaser the Seller Section 16 Information (as defined below) in a timely fashion prior to the Effective Date, the Board of Directors of Purchaser, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall reasonably promptly thereafter and in any event prior to the Effective Date adopt a resolution providing in substance that the receipt by the Seller Insiders of Purchaser Common Stock in exchange for shares of Seller Common Stock pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Seller Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act to the fullest extent permitted by applicable law. “Seller Section 16 Information” means information accurate in all material respects regarding the Seller Insiders and the number of shares of Seller Common Stock held by each such Seller Insider and expected to be exchanged for Purchaser Common Stock in the Merger. “Seller Insiders” means those officers and directors of Seller who are subject to the reporting requirements under Section 16(a) of the Exchange Act and who are expected to be subject to Section 16(a) of the Exchange Act with respect to Purchaser Common Stock subsequent to the Effective Date.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of Purchaser and Seller to consummate the Merger is subject to the fulfillment or written waiver by Purchaser and Seller prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by the requisite vote of Seller’s shareholders.

(b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements that the Purchaser Board reasonably determines would either before or after the Effective Time have a Material Adverse Effect on Purchaser after giving effect to the consummation of the Merger, or (ii) any conditions, restrictions or requirements that the Purchaser Board reasonably determines would either before or after the Effective Date be unduly burdensome.

(c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) that is in effect and prohibits consummation of the transactions contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of Purchaser Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

(e) Nasdaq Listing. The shares of Purchaser Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(f) Tax Opinion. Purchaser and Seller shall have received an opinion from counsel to Purchaser, dated the Closing Date, substantially to the effect that on the basis of the facts, representations and assumptions set forth or referred to in such opinion, (1) the Parent Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; (2) holders of Seller Common Stock who receive Purchaser Common Stock in the Parent Merger in exchange for all of their shares of Seller Common Stock will not recognize any gain or loss with respect to shares of Purchaser Common Stock received (except with respect to cash received instead of a fractional share interest in Purchaser Common Stock); (3) each holder of Seller Common Stock who receives Purchaser Common Stock and cash (other than cash in lieu of fractional shares in Purchaser Common Stock) in the Parent Merger in exchange for the holder’s shares of Seller Common Stock will recognize the gain, if any, realized by the holder, in an amount not in excess of the amount of cash received (other than cash received instead of a fractional share interest in Purchaser Common Stock), but will not recognize any loss on the exchange; and (4) a holder of Seller Common stock who receives cash instead of a fractional share interest in Purchaser Common stock will recognize gain or loss equal to the difference between the cash received and the portion of the basis of the holder’s shares of Seller Common Stock allocable to that fractional share interest.

Section 7.02 Conditions to Obligation of Seller. The obligation of Seller to consummate the Merger is also subject to the fulfillment or written waiver by Seller prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement and as of the

Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date), and Seller shall have received a certificate, dated the Effective Date, signed on behalf of Purchaser by a Senior Executive Vice President or an Executive Vice President of Purchaser to such effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by Purchaser under this Agreement at or prior to the Effective Time, and Seller shall have received a certificate, dated the Effective Date, signed on behalf of Purchaser by a Senior Executive Vice President or an Executive Vice President of Purchaser to such effect.

(c) Exchange Agent Certificate. Seller shall have received a certificate from the Exchange Agent certifying the deposit by Purchaser in the escrow account described in Section 3.04 of this Agreement of sufficient funds to pay the cash portion of the Merger Consideration, together with irrevocable authorization to issue sufficient shares of Purchaser Common Stock to be issued in exchange for the shares of Seller Common Stock to be converted into Purchaser Common Stock pursuant to the terms of this Agreement.

Section 7.03 Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the Merger is also subject to the fulfillment or written waiver by Purchaser prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct in all material respects as of such date), and Purchaser shall have received a certificate, dated the Effective Date, signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(b) Rights Agreement. The Rights issued pursuant to the Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement.

(c) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Purchaser shall have received a certificate, dated the Effective Date, signed on behalf of Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated, and the Merger may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual written consent of Purchaser and Seller.

(b) Breach. At any time prior to the Effective Time, by Purchaser or Seller in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that (A) such breach (under either clause (i) or (ii)) would entitle the non-breaching party not to consummate the Merger under Article VII, and (B) the terminating party is not itself in material breach of any provision of this Agreement.

(c) Delay. At any time prior to the Effective Time, by Purchaser or Seller, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by September 30, 2008, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

(d) No Approval. By Seller or Purchaser in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or an application therefore shall have been permanently withdrawn at the invitation, request or suggestion of a Governmental Authority; (ii) the Seller shareholders fail to adopt this Agreement at the Seller Meeting and approve the Merger; or (iii) any of the closing conditions have not been met as required by Article VII hereof.

(e) Adverse Action. By Purchaser, if (i) the Seller Board submits this Agreement (or the plan of merger contained herein) to its shareholders without a recommendation for approval or with any adverse conditions on, or qualifications of, such recommendation for approval; or (ii) the Seller Board otherwise withdraws or materially and adversely modifies (or discloses its intention to withdraw or materially and adversely modify) its recommendation referred to in Section 6.02; or (iii) the Seller Board recommends to its shareholders an Acquisition Proposal other than the Merger.

(f) Superior Proposal. By Seller in order to enter into an agreement with another party with respect to an Acquisition Proposal not obtained in violation of Section 6.06 of this Agreement that constitutes a “Superior Proposal”; provided that, Seller may not terminate this Agreement pursuant to this Section 8.01(f) and enter into a definitive agreement with respect to the Superior Proposal until the expiration of five business days following Purchaser’s receipt of written notice advising Purchaser that Seller has received a Superior Proposal and the material terms of such Superior Proposal and stating whether Seller intends to enter into a definitive agreement with respect to such Superior Proposal. After providing such notice, Seller shall provide a reasonable opportunity to Purchaser during the five business day period to make such adjustments in the terms and conditions of this Agreement as would enable Seller to proceed with the Merger on such adjusted terms. For purposes of this provision, the term “Superior Proposal” is defined as an Acquisition Proposal that the Board of Directors of Sellers determines, after consultation with its financial advisor, is superior to the Merger from a financial point of view to Seller’s shareholders.

(g) By Seller, if its Board of Directors so determines by a majority vote of the members of its entire Board, at any time during the three (3) business day period commencing on the Determination Date, such termination to be effective on the fifteenth business day following the Determination Date (“Effective Termination Date”), if both of the following conditions are satisfied:

(i) The Purchaser Market Value on the Determination Date is less than the Initial Purchaser Market Value multiplied by 0.85; and

(ii) The number obtained by dividing the Purchaser Market Value on the Determination Date by the Initial Purchaser Market Value (“Purchaser Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price minus 0.15; subject, however, to the following three sentences. If Seller elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to Purchaser. During the three business day period commencing with its receipt of such notice, Purchaser shall have the option of paying additional Merger Consideration in the form of Purchaser Common Stock, cash, or a combination of Purchaser Common Stock and cash so that the Merger Consideration shall be valued at the lesser of (i) the product of 0.15 and the Initial Purchaser Market Value multiplied by the Stock Exchange Ratio or (ii) the product obtained by multiplying the Index Ratio by the Initial Purchaser Market Value multiplied by the Stock Exchange Ratio. If within such three business day period, Purchaser delivers written notice to Seller that it intends to proceed with the Merger by paying such additional consideration, as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 8.01(g) and this Agreement shall remain in full force and effect in accordance with its terms (except that the Merger Consideration shall have been so modified).

For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

“Acquisition Transaction” means (i) a merger or consolidation, or any similar transaction, involving the relevant companies, (ii) a purchase, lease or other acquisition of all or substantially all of the assets of the relevant companies, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 25% or more of the voting power of the relevant companies, or (iv) agree or commit to take any action referenced above.

“Determination Date” means the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger and the transactions contemplated in this Agreement have been received.

“Final Index Price” means the closing price of the Nasdaq Bank Index as of the Determination Date.

“Purchaser Market Value on the Determination Date” shall be the average of the daily closing sales prices of a share of Purchaser Common Stock as reported on Nasdaq for the 20 consecutive trading days immediately preceding the Determination Date.

“Index Group” means the Nasdaq Bank Index.

“Initial Purchaser Market Value” equals the closing price of Purchaser Common Stock on the last trading date before the date of this Agreement, adjusted as indicated in the last sentence of this Section 8.01(g).

“Initial Index Price” means the closing price of the Nasdaq Bank Index as of the last trading date before the date of this Agreement.

“Index Ratio” shall be the Final Index Price divided by the Initial Index Price.

If Purchaser declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the price for the Purchaser Common Stock shall be appropriately adjusted for the purposes of applying this Section 8.01(g).

Section 8.02 Effect of Termination and Abandonment; Enforcement of Agreement. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Sections 8.03 and 9.01; and (ii) that termination will not relieve a breaching party from liability or damages for any willful breach of this Agreement giving rise to such termination. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.

Section 8.03 Termination Fee.

(a) Seller shall pay to Purchaser by wire transfer in same day funds within one business day of the date that Seller enters into an agreement as contemplated by Subsections (a) or (b) of this Section 8.03, a termination fee in the amount of Six Million Five Hundred Thousand Dollars ($6,500,000) (the “Termination Fee”) if:

(i) this Agreement is terminated by Purchaser pursuant to Section 8.01(b) or 8.01(e) or by Purchaser or Seller pursuant to Section 8.01(d)(ii) or by Seller pursuant to Section 8.01(f); and prior to such termination, an Acquisition Proposal with respect to Seller was commenced, publicly proposed or publicly disclosed; and within 18 months after such termination, Seller shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated; or

(ii) after receiving an Acquisition Proposal, the Seller Board does not take action to convene the Seller Meeting and/or recommend that Seller shareholders adopt this Agreement; and within 18 months after such receipt, Seller shall have entered into an agreement relating to an Acquisition Proposal or any Acquisition Proposal shall have been consummated.

Upon payment of the Termination fee described in this Section 8.03, Seller shall have no further liability to Purchaser at law or in equity with respect to such termination. Seller acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Purchaser would not enter into this Agreement. Accordingly, if Seller fails to pay timely any amount due pursuant to this Section 8.03 and, in order to obtain such payment, Purchaser commences a suit that results in a judgment against Seller for the amount payable to Purchaser pursuant to this Section 8.03, Seller shall pay to Purchaser its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount so payable at the applicable Federal Funds rate.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.11, 6.14, 6.15 and 6.20 and this Article IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(b), 6.04, 6.05(b), 6.20, 8.02, and this Article IX which shall survive such termination).

Section 9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except to the extent that any such amendment would violate applicable law or require resubmission of this Agreement or the plan of merger contained herein to the shareholders of Seller.

Section 9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

Section 9.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of Commonwealth of Pennsylvania applicable to contracts made and to be performed entirely within such Commonwealth (except to the extent that mandatory provisions of federal law are applicable).

Section 9.05 Expenses. Except as set forth in Section 8.03(b) of this Agreement, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that Purchaser and Seller will each bear and pay one-half of the following expenses: (a) the costs (excluding the fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the preparation (including copying and printing and distributing) of the Registration Statement, the Proxy Statement and applications to Governmental Authorities for the approval of the Merger and (b) all listing, filing or registration fees, including, without limitation, fees paid for filing the Registration Statement with the SEC and any other fees paid for filings with Governmental Authorities.

Section 9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Seller, to:

IBT Bancorp, Inc.

309 Main Street

Irwin Pennsylvania 15642

Attention: Charles G. Urtin, President and Chief Executive Officer

Facsimile No: (724) 978-2744

With a copy to:

Malizia Spidi & Fisch, PC

901 New York Avenue, NW

Suite 210 East

Washington, DC 20001

Attention: Samuel J. Malizia, Esq.

Richard Fisch, Esq.

Facsimile No: (202) 434-4661

If to Purchaser, to:

S&T Bancorp, Inc.

800 Philadelpia Street

Indiana, Pennsylvania 15701-3921

Attention: James C. Miller

Facsimile No: (724) 465-1488

With a copy to:

Arnold & Porter

1600 Tysons Boulevard

Suite 900

McLean, VA 22102

Attention: Robert B. Ott

Facsimile No: (703) 720-7399

Section 9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement and any separate agreement entered into by the parties of even date herewith represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreement). Nothing in this Agreement, whether express or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that the Indemnified Parties shall be third party beneficiaries of and entitled to enforce Section 6.11.

Section 9.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 9.09 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

Section 9.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 9.11 Assignment. Except to the extent provided in this Agreement, Purchaser and Seller may not assign any of their rights or obligations under this Agreement to any other Person, except upon the prior written consent of the other party. Any purported agreement in violation hereof shall be void.

Section 9.12 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

IBT BANCORP, INC.

By:	/S/ CHARLES G. URTIN
Charles G. Urtin President and Chief Executive Officer

S&T BANCORP, INC.

By:	/S/ JAMES C. MILLER
James C. Miller Chairman and Chief Executive Officer

EXHIBIT A

Form of Voting Agreement

This Voting Agreement (this “Agreement”) is made and entered into as of December 16, 2007, by and among S&T Bancorp, Inc., a Pennsylvania corporation, (“Purchaser”), and each of the individual, natural persons identified on Schedule A hereto (individually a “Shareholder” and collectively the “Shareholders”).

WHEREAS, concurrently with the execution of this Agreement, IBT Bancorp, Inc., a Pennsylvania corporation (“Seller” or the “Company”) and Purchaser have entered into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for the merger (the “Merger”) of Seller with and into Purchaser pursuant to the terms thereof;

WHEREAS, as an essential condition and inducement to Purchaser to enter into the Merger Agreement and in consideration therefor, the Shareholders and Purchaser have agreed to enter into this Agreement;

WHEREAS, as of the date hereof, the Shareholders are the record holders and beneficial owners of the shares of common stock, par value $1.25 per share, of the Company (the “Shares”) set forth on Schedule A hereto (which do not include shares held in a fiduciary capacity or options) and desire to enter into this Agreement with respect to such Shares (for purposes of this Agreement, “beneficial ownership” shall have the meaning given to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)); and

WHEREAS, Purchaser desires the Shareholders to agree, and the Shareholders are willing to agree, (i) not to transfer or otherwise dispose of any of the Shares prior to the Expiration Date (as defined in Section 1.1 below) and (ii) to vote the Shares so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Retain and Vote Shares.

1.1 Transfer and Encumbrance. The Shareholders agree not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber any of the Shares or to make any offer or agreement relating thereto other than in accordance with the Merger, at any time prior to the Expiration Date. As used herein, the term “Expiration Date” shall mean the earlier to occur of: (a) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (b) such date as the Merger Agreement is terminated pursuant to the terms and provisions thereof, including, without limitation, in accordance with Section 8.01 thereof.

1.2 Agreement to Vote Shares. From the date hereof until the Expiration Date, at every meeting of the shareholders of the Company, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Company, the Shareholders shall, including by written consent if requested by Purchaser, vote (or cause to be voted) the Shares (i) in favor of adoption and approval of the Merger Agreement, the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against any amendment of the Company’s articles of incorporation or bylaws or other proposal, transaction, agreement or acquisition proposal involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. The Shareholders agree not to take any actions contrary to the Shareholders’ obligations under this Agreement.

1.3 Revocation of Other Proxies. To the extent inconsistent with the other provisions of this Agreement or the Merger Agreement, the Shareholders hereby revoke any and all previous proxies with respect to the Shareholders’ Shares.

1.4 Representations, Warranties and Covenants of the Shareholders. Each Shareholder hereby represents, warrants and covenants to Purchaser as follows:

(a) Ownership of Shares; Authority. The Shareholder (i) is the record and beneficial owner of the Shares, which at the date hereof and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) has full power and authority to make, enter into and carry out the terms of this Agreement; and (iii) is not a party to any voting trusts, proxies or any other agreements or understandings with respect to the voting of the Shares.

(b) No Conflicts or Consents. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of the Shareholder’s obligations under this Agreement will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to the Shareholder or by which its properties are bound or affected; (ii) result in a violation of, or a default under, or loss of any rights with respect to the Shares under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which the Shareholder is a party or by which the Shareholder may be bound or to which the Shares are subject which would materially impair the ability of the Shareholder to perform hereunder; or (iii) result in or constitute a breach or default under, or give any person or entity rights of termination, amendment or acceleration in, the creation of an encumbrance or restriction applicable to any of the Shares.

(c) Transfer of Voting Rights. The Shareholder agrees that, until the Expiration Date, the Shareholder shall ensure that: (i) none of the Shares is deposited into a voting trust and (ii) no proxy is granted except in connection with the Seller Meeting in favor of the Merger, and no voting agreement or similar agreement is entered into, with respect to the Shares.

(d) No Proxy Solicitations, etc. From the date of this Agreement until the Expiration Date, the Shareholder, solely in his or her capacity as a shareholder of the Company, will not, and will not permit any individual or entity under the Shareholder’s control to: (i) solicit proxies with respect to (A) an approval of any proposal made in opposition to or competition with consummation of the Merger, (B) the adoption of any merger agreement or approval of any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than with Purchaser or Purchaser’s affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended) or (C) any liquidation or winding up of the Company (each of the foregoing is hereinafter referred to as an “Opposing Proposal”); (ii) encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, including, without limitation, encouraging, facilitating or participating in any tender offer or exchange with respect to the Shares; or (iii) initiate a shareholders’ vote or action by consent of the Company shareholders with respect to an Opposing Proposal.

(e) Shareholder Capacity. The Shareholder signs solely in his, her or its capacity as the record and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, the Shareholder’s Shares, and not in his, her or its capacity as a director or officer of Seller. No provision of this Agreement is intended to or shall be interpreted as restricting the Shareholder’s actions in his or her capacity as a director or officer of Seller.

(f) Additional Covenants and Documents. The Shareholder hereby covenants and agrees (i) not to take any action prohibited by Section 4.01 of the Merger Agreement, and (ii) to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Purchaser, to carry out the intent of this Section 1.

2. Miscellaneous.

2.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

2.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the Shareholder may be assigned by the Shareholder without prior written consent of Purchaser.

2.3 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

2.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Purchaser will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of the Shareholder. Therefore, it is agreed that, in addition to any other remedies that may be available to Purchaser upon any such violation, Purchaser shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Purchaser at law or in equity. Each Shareholder agrees not to seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Purchaser seeking or obtaining such equitable relief.

2.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be deemed duly delivered: (a) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (b) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service to the intended recipient as set forth below.

If to Purchaser:	S&T Bancorp
800 Philadelphia Street
Indiana, Pennsylvania 15701-3921
Attention: James C. Miller
Fax: 724-465-1488

With a copy to:	Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004 Attention: Howard Hyde
Fax: 202-942-5999

Arnold & Porter LLP
1600 Tysons Boulevard
Suite 900
McLean, Virginia 22102
Attention: Robert Ott
Fax: 202-942-5999

If to the Shareholder:	To the address for notice set forth on the signature pages hereto.

With a copy to:
Attention:
Telecopy:

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telecopy, or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other party to this Agreement notice in the manner herein set forth.

2.6 Amendments; Termination; Expiration. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement may be terminated by Purchaser upon written notice to the Shareholders. This Agreement and the Shareholders’ obligations hereunder shall terminate on the Expiration Date; provided, however, that each party shall remain liable for any breach of this Agreement by such party occurring prior to such termination.

2.7 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the Commonwealth of Pennsylvania without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the Commonwealth of Pennsylvania.

2.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

2.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

2.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

S&T BANCORP, INC.

By:
Name: Title:

[SHAREHOLDER]

By:
Name: Title:

Shareholder’s Address for Notice:

ANNEX B

December 16, 2007

Board of Directors

IBT Bancorp, Inc.

309 Main Street

Irwin, PA 15642

Ladies and Gentlemen:

IBT Bancorp, Inc. (“IBT”) and S&T Bancorp, Inc. (“S&T”) have entered into an Agreement and Plan of Merger, dated as of December 16, 2007 (the “Agreement”), pursuant to which IBT will merge with and into S&T as the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of IBT common stock issued and outstanding immediately prior to the Merger (the “IBT Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive at the election of the holder thereof (i) $31.00 in cash without interest (the “Cash Consideration”) or (ii) an amount of S&T Common Stock equal to the quotient (the “Stock Exchange Ratio”) of (A) $31.00 divided by (B) the S&T Share Price for one share of S&T Common Stock (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”) provided however that in no event may the Stock Exchange Ratio be less than 0.93 or greater than 0.97. The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of IBT Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of IBT that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of S&T that we deemed relevant; (iv) an estimated earnings per share growth rate for the year ending December 31, 2007 as discussed with senior management of IBT and an estimated growth rate for the years ended December 31, 2008 through 2011 as discussed with senior management of IBT; (v) an estimated earnings per share growth rate for the year ending December 31, 2007 as discussed with senior management of S&T and an estimated growth rate for the years ended December 31, 2008 through 2011 as discussed with senior management of S&T; (vi) the pro forma financial impact of the Merger on S&T based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of IBT and S&T; (vii) the publicly reported historical price and trading activity for IBT’s and S&T’s respective common stock, including a comparison of certain financial and stock market information for IBT and S&T with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of IBT the business, financial condition, results of operations and prospects of IBT and held similar discussions with certain members of senior management of S&T regarding the business, financial condition, results of operations and prospects of S&T.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by IBT and S&T or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of IBT and S&T that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of IBT and S&T or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of IBT and S&T nor have we reviewed any individual credit files relating to IBT and S&T. We have assumed, with your consent, that the respective allowances for loan losses for both IBT and S&T are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal projections for IBT and S&T and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of IBT and S&T and used by Sandler O’Neill in its analyses, IBT and S&T confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of IBT and S&T and we assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions on which they are based. We have also assumed that there has been no material change in IBT’s and S&T’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that IBT and S&T would remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice IBT has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of S&T’s common stock will be when issued to IBT’s shareholders pursuant to the Agreement or the prices at which IBT’s and S&T’s common stock may trade at any time.

We have acted as IBT’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. IBT has also agreed to indemnify us against certain liabilities arising out of our engagement. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by the company’s officers, directors, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholders of the company.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to IBT and S&T and their affiliates. We may also actively trade the equity or debt securities of IBT and S&T or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of IBT in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of IBT as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of IBT Common Stock and does not address the underlying business decision of IBT to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for IBT or the effect of any other transaction in which IBT might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of IBT Common Stock from a financial point of view.

Very truly yours,

Sandler O’ Neill & Partners, L.P.

ANNEX C

PROPOSED AMENDMENT TO IBT’S ARTICLES OF INCORPORATION

Article 12 of IBT’s Restated Articles of Incorporation shall be amended by deleting the language shown below as struck through and renumbering paragraph C as paragraph B:

12.	Business Combinations.

A. No merger, consolidation, liquidation or dissolution of the Corporation, nor any action that would result in the sale or other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of:

(1) the holders of at least seventy-five percent (75%) of the outstanding shares of Common Stock of the Corporation; or

(2) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock of the Corporation, provided that such transaction has received the prior approval of eighty percent (80%) of the entire Board of Directors.

Any business combination involving a 5% Stockholder (as hereinafter defined) shall require the percentage approval referenced in subparagraphs A.1. and A.2. in addition to any shares beneficially owned by such 5% Stockholder (i.e. in computing the aforesaid percentages, the shares owned by the 5% shareholder shall not be considered).

~~B. Notwithstanding the percentage approval referenced in subparagraphs A.1. and A.2., no merger, consolidation, liquidation or dissolution of the Corporation, nor any action that would result in the sale or other disposition of all or substantially all of the assets of the Corporation shall be valid unless the cash or fair market value of the property, securities or other consideration to be received per share by holders of Common Stock of the Corporation is at lest equal to the higher of the following:~~

~~(1) the highest per share price (with appropriate adjustments for recapitalization and for stock splits, stock dividends and like distributions) paid by the 5% Stockholder in acquiring any of its holdings of the Corporation’s Common Stock; and~~

~~(2) the market value per share of common stock on the announcement date with respect to such Business Combination.~~

B~~C~~. For the purpose of this Article:

(1) A “person” shall mean any individual, firm, Corporation or other entity.

(2) “5% Stockholder” shall mean, in respect of any business combination, any person (other than the Corporation or any Subsidiary) who or which, as of the record date for the determination of stockholders entitled to notice of and to vote on such business combination, or immediately prior to the consummation of any such transaction,

a. is the beneficial owner, directly or indirectly, of not less than 5% of the Voting Shares, or

b. is an Affiliate of the Corporation and at any time within two years prior thereto was the beneficial owner, directly or indirectly, of not less than 5% of the then outstanding Voting Shares, or

C-1

c. is an assignee of or has otherwise succeeded to any shares of capital stock of the Corporation which were at any time within two years prior thereto beneficially owned by any 5% Stockholder, and such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(3) A person shall be the “beneficial owner” of any Voting Shares:

a. which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially own, directly or indirectly; or

b. which such person or any of its Affiliates or Associates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants, options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

c. which are beneficially owned, directly or indirectly, by any other person with which such first mentioned person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of the Corporation.

~~(4) The term “other consideration to be received” shall include, without limitation, Common Stock of the Corporation retained by its existing public stockholders in the event of a business combination in which the Corporation is the surviving corporation.~~

(5) “Affiliate” and “Associate” shall have the respective meanings given those terms in Rule 12b-2 of the General Rules and Regulations of the Securities Exchange Act of 1934.

~~(6) The term “market value” shall mean:~~

~~a. in the case of stock, the highest closing sale price during the thirty-day period immediately preceding the date in question of a share of such stock on the composite tape for New York stock-exchange-listed stocks, or, if such stock is not quoted on such composite tape or if such stock is not listed on such exchange, on the principal United States securities exchange registered under the Exchange Act on which such stock is listed, or if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the thirty-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors in good faith; and~~

~~b. in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in good faith.~~

C-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 1741 of the PBCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and if, with respect to any criminal proceeding, the person did not have reasonable cause to believe his conduct was unlawful.

Section 1742 of the PBCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another entity. Such indemnity may be against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation, except no indemnification will be made in respect of any claim, issue, or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

Under Section 1743 of the PBCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the PBCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article V of S&T’s by-laws provides indemnification of directors, officer and other agents of S&T and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the PBCL.

Section 1746 of the PBCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

As authorized by Section 1747 of the PBCL and Section 501(4) of S&T’s by-laws, S&T maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering S&T for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by S&T.

The foregoing is only a general summary of certain aspects of Pennsylvania law and S&T’s by-laws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Sections 1741, 1742, and 1743 of the PBCL and Article V, Section 501 of the by-laws of S&T.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following is a list of Exhibits to this Registration Statement

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 16, 2007, by and between IBT Bancorp, Inc. and S&T Bancorp, Inc. (included in Part I as Annex A to the document included in this Registration Statement)

3.1	Articles of Incorporation of S&T Bancorp, Inc. Filed as Exhibit B to Registration Statement (No. 2-83565) on Form S-4 of S&T Bancorp, Inc., dated May 5, 1983, and incorporated herein by reference

3.2	Amendment to Articles of Incorporation of S&T Bancorp, Inc. Filed as Exhibit 3.2 to Form S-4 Registration Statement (No. 33-02600) dated January 15, 1986, and incorporated herein by reference

3.3	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective May 8, 1989, incorporated herein by reference. Filed as exhibit 3.3 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated herein by reference

3.4	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective July 21, 1995. Filed as exhibit 3.4 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated here by reference

3.5	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective June 18, 1998. Filed as exhibit 3.5 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated herein by reference.

3.6	By-laws of S&T Bancorp, Inc. Filed as Exhibit 3.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on January 31, 2008 and incorporated herein by reference.

5.1	Opinion of Arnold & Porter LLP

8.1	Opinion of Arnold & Porter LLP

23.1	Consent of Arnold & Porter LLP (included in Exhibit 5.1 and Exhibit 8.1 to this Registration Statement)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Beard Miller Company LLP

23.4	Consent of Sandler O’Neill & Partners, L.P.*

24.1	Powers of Attorney*

99.1	Form of Proxy Card for Special Meeting of Shareholders of IBT Bancorp, Inc.

99.2	Form of Election Form

*	Previously filed.

(b) Financial statement schedules: Not applicable.

(c) Reports, opinion or appraisals: The opinion of Sandler O’Neill & Partners, L.P. is included as Annex B to the proxy statement/prospectus.

Item 22.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, S&T Bancorp, Inc. has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Indiana, Commonwealth of Pennsylvania, on February 21, 2008.

S&T BANCORP, INC.

By:	/s/ JAMES C. MILLER
Name:	James C. Miller
Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on February 21, 2008.

Signature	Title

/s/ JAMES C. MILLER James C. Miller	Chairman and Chief Executive Officer (Principal Executive Officer)

/s/ ROBERT E. ROUT Robert E. Rout	Senior Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

*	Director
Joseph A. Kirk

*	Director
Thomas A. Brice

*	Director
Todd D. Brice

*	Director
James L. Carino

*	Director
John J. Delaney

*	Director
Michael J. Donnelly

*	Director
William J. Gatti

*	Director
Jeffrey D. Grube

*	Director
Frank W. Jones

Signature	Title

Director
David L. Krieger

*	Director
Samuel Levy

*	Director
James V. Milano

Christine J. Olson	Director

*	Director
Alan Papernick

Charles A. Spadafora	Director

*BY:	/s/ ROBERT E. ROUT
Robert E. Rout
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 16, 2007, by and between IBT Bancorp, Inc. and S&T Bancorp, Inc. (included in Part I as Annex A to the document included in this Registration Statement)

3.1	Articles of Incorporation of S&T Bancorp, Inc. Filed as Exhibit B to Registration Statement (No. 2-83565) on Form S-4 of S&T Bancorp, Inc., dated May 5, 1983, and incorporated herein by reference

3.2	Amendment to Articles of Incorporation of S&T Bancorp, Inc. Filed as Exhibit 3.2 to Form S-4 Registration Statement (No. 33-02600) dated January 15, 1986, and incorporated herein by reference

3.3	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective May 8, 1989, incorporated herein by reference. Filed as exhibit 3.3 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated herein by reference

3.4	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective July 21, 1995. Filed as exhibit 3.4 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated here by reference

3.5	Amendment to Articles of Incorporation of S&T Bancorp, Inc. effective June 18, 1998. Filed as exhibit 3.5 to S&T Bancorp, Inc. Annual Report on Form 10-K for year ending December 31, 1998 and incorporated herein by reference.

3.6	By-laws of S&T Bancorp, Inc., Filed as Exhibit 3.1 to S&T Bancorp, Inc. Current Report on Form 8-K filed on January 31, 2008 and incorporated herein by reference.

5.1	Opinion of Arnold & Porter LLP

8.1	Opinion of Arnold & Porter LLP

23.1	Consent of Arnold & Porter LLP (included in Exhibit 5.1 and Exhibit 8.1 to this Registration Statement)

23.2	Consent of Ernst & Young LLP

23.3	Consent of Beard Miller Company LLP

23.4	Consent of Sandler O’Neill & Partners, L.P.*

24.1	Powers of Attorney*

99.1	Form of Proxy Card for Special Meeting of Shareholders of IBT Bancorp, Inc.

99.2	Form of Election Form

*	Previously filed.